As filed with the Securities and Exchange Commission on May 30, 2008

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-9 and FORM F-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Form F-9	Form F-3

Barrick Gold Corporation	Barrick North America Finance LLC Barrick Gold Financeco LLC

(Exact Name of Registrant as Specified in its Charter)

Ontario	Delaware Delaware

(Province or Other Jurisdiction of Incorporation or Organization)

1040	Not Applicable

(Primary Standard Industrial Classification Code Number)

Not Applicable	26-2663280 26-2663197

(I.R.S. Employee Identification No.)

Brookfield Place, TD Canada Trust Tower Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario Canada M5J 2S1 (800) 720-7415	136 East South Temple Suite 1800 Salt Lake City Utah 84111-1134 United States (801) 990-3900

(Address, including postal code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System	Barrick North America Finance LLC Barrick Gold Financeco LLC
111 Eighth Avenue	136 East South Temple Suite 1800
New York, New York 10011	Salt Lake City Utah 84111-1134
(212) 894-8700	(801) 990-3900

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent for Service in the United States)

Copies to:

Sybil E. Veenman	Christopher J. Cummings	Kevin Thomson
Barrick Gold Corporation	Shearman & Sterling LLP	Davies Ward Phillips & Vineberg LLP
Brookfield Place, TD Canada	Commerce Court West	P.O. Box 63, 44th Floor
Trust Tower	Suite 4405, P.O. Box 247	1 First Canadian Place
Suite 3700	Toronto, Ontario M5L 1E8	Toronto, Ontario M5X 1B1
161 Bay Street, P.O. Box 212	(416) 360-8484	(416) 863-5530
Toronto, Ontario M5J 2S1
(800) 720-7415

Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effective date of this Registration Statement.

Form F-9	Form F-3

Province of Ontario

(Principal Jurisdiction Regulating this Form F-9 Offering)

It is proposed that this filing shall become effective (check appropriate box):

A. ☐ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☑ at some future date (check appropriate box below):

1. ☐ Pursuant to Rule 467(b) on (    ) at (    ) (designate a time not sooner than seven calendar days after filing).

2. ☐ Pursuant to Rule 467(b) on (    ) at (    ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (    ).

3. ☐ Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☑ After the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this Form F-9 are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☑

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Unit (1)		Proposed Maximum Aggregate Offering Price (1)		Amount of Registration Fee (2)
Debt Securities (2)	$2,000,000,000	(3)	100%		$2,000,000,000	(3)	$78,600	(5)
Guarantees of Debt Securities (4)		(4)		(4)		(4)	None

(1)	Estimated solely for the purpose of determining the registration fee.
(2)	Debt Securities of Barrick Gold Corporation, Barrick North America Finance LLC and Barrick Gold Financeco LLC being registered on Form F-9 and Form F-3 hereunder.
(3)	In U.S. dollars or the equivalent thereof in foreign denominated currencies or currency units or if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate offering price of $2,000,000,000.
(4)	Guarantees by Barrick Gold Corporation being registered on Form F-9 hereunder are to be sold without separate consideration.
(5)	$126,700 was previously paid in connection with a registration statement on Form F-9 (File No. 333-120133) filed by Barrick Gold Corporation, Barrick Gold Inc. and Barrick Gold Finance Company on November 1, 2004, including $31,675 paid in relation to securities remaining unsold in the offering contemplated by such registration statement, which unsold securities are hereby deregistered. Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, $31,675 is being offset against the filing fee due in connection with this registration statement. Accordingly, $46,925 is being paid at the time of filing this registration statement.

The Registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall becomes effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED

TO OFFEREES OR PURCHASERS

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue	May 30, 2008

Barrick Gold Corporation

Barrick North America Finance LLC	Barrick Gold Financeco LLC

US $2,000,000,000

Debt Securities

Barrick, BNAF or BGF may offer and issue from time to time their debt securities consisting of debentures, notes, bonds and/or other similar evidences of indebtedness (collectively, the “Debt Securities”) up to an aggregate principal amount of $2,000,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies. Any Debt Securities issued by BNAF or BGF will be unconditionally and irrevocably guaranteed by Barrick. Debt Securities may be offered, separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale. The issuer of the Debt Securities, the specific designation, aggregate principal amount, currency, denomination, maturity, rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the issuer or the holders, any terms for sinking fund payments, the initial offering price (or the manner of determination thereof if offered on a non-fixed price basis) any listing on a securities exchange and any other terms in connection with the offering and sale of any series of Debt Securities in respect of which this prospectus is being delivered will be set forth in the accompanying prospectus supplement relating thereto. The net proceeds to the applicable issuer from such sale will be set forth in a prospectus supplement.

The Debt Securities have not been approved or disapproved by the Ontario Securities Commission, the Securities and Exchange Commission or any state securities regulator, nor has the Ontario Securities Commission, the Securities and Exchange Commission or any state securities regulator, passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States.

Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. You should read the tax discussion in any applicable prospectus supplement. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because Barrick is incorporated under the laws of the Province of Ontario, Canada, some of the officers and directors of Barrick, BNAF and BGF, and some of the experts named in this prospectus are Canadian residents, and a majority of Barrick’s assets and the assets of those officers, directors and experts are located outside of the United States.

BNAF and BGF are incorporated under the laws of Delaware, a foreign jurisdiction, and reside in, and have assets located in, the United States. Although each of BNAF and BGF has appointed Barrick as its agent for service of process for certain securities law purposes in Ontario, it may not be possible for investors to collect from BNAF or BGF judgments obtained in Ontario courts predicated on the civil liability provisions of securities legislation. Judgments against BNAF or BGF may therefore have to be enforced in the United States and may be subject to additional defences as a result.

ABOUT THIS PROSPECTUS

References to “$” in this prospectus are to U.S. dollars, unless otherwise indicated.

In this prospectus, Barrick Gold Corporation will be referred to as either “Barrick” or the “Guarantor”, Barrick North America Finance LLC will be referred to as “BNAF” and Barrick Gold Financeco LLC will be referred to as “BGF”. Unless the context requires otherwise, “we”, “us” and “our” refer to Barrick and its subsidiaries, including BNAF and BGF.

This prospectus has been filed with the Securities and Exchange Commission, or the SEC, as part of a registration statement on Form F-9 and Form F-3 relating to the Debt Securities and the guarantees (the “Guarantees”) by Barrick of any Debt Securities issued by BNAF or BGF and with the Ontario Securities Commission, or the OSC, in each case using a “shelf” registration process. Under this shelf process we may sell any combination of the Debt Securities described in this prospectus in one or more offerings up to a total aggregate principal amount of $2,000,000,000. This prospectus provides you with a general description of the Debt Securities we may offer. Each time we sell Debt Securities we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information about the terms of the offering or of the Debt Securities to be issued. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” below. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Debt Securities.

WHERE YOU CAN FIND MORE INFORMATION

Barrick files certain reports with and furnishes other information to each of the SEC and the OSC. Our SEC file number is 1-9059. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Barrick’s reports and other information filed with the SEC since June 2002 are available, and Barrick’s reports and other information filed in the future with the SEC will be available, from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym “EDGAR”, as well as from commercial document retrieval services. You may also read (and by paying a fee, copy) any document Barrick files with the SEC at the SEC’s public reference room in Washington, D.C. (100 F Street N.E., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You may also inspect Barrick’s SEC filings at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Barrick’s OSC filings are available over the Internet at http://www.sedar.com.

The SEC and the OSC allow Barrick to “incorporate by reference” into this prospectus the information filed with them, which means that Barrick can disclose important information to you by referring you to these documents. Information has been incorporated by reference in this prospectus from documents filed with the SEC and the OSC. We will provide to each person to whom a prospectus is delivered, including any beneficial owner of Debt Securities, without charge, upon oral or written request to the secretary of Barrick at Brookfield Place, Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, Canada M5J 2S1, (416) 861-9911, copies of the documents incorporated herein by reference.

This prospectus incorporates by reference the documents listed below:

•

the comparative audited consolidated financial statements of Barrick and the notes thereto for the year ended December 31, 2007 prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, together with the report of the auditors thereon and management’s discussion and analysis of financial and operating results for the year ended December 31, 2007, found on pages 25 through 76 of Barrick’s 2007 annual report (the “Consolidated Financial Statements”);

•

the comparative unaudited interim consolidated financial statements of Barrick and the notes thereto for the three months ended March 31, 2008 prepared in accordance with U.S. GAAP, together with management’s discussion and analysis of financial and operating results for the three months ended March 31, 2008 found on pages 8 through 28 of Barrick’s first quarter report;

•	the annual information form of Barrick dated March 27, 2008 for the year ended December 31, 2007;

•

the management information circular of Barrick dated March 27, 2008 prepared for the annual and special meeting of Barrick shareholders held on May 6, 2008, other than the sections entitled “Report on Executive Compensation” and “Performance Graph”;

•

the material change report of Barrick dated March 3, 2008 regarding Barrick’s agreement with Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto PLC, to purchase its 40% interest in the Cortez Joint Venture in Nevada; and

•	the material change report of Barrick dated April 2, 2008 regarding Barrick’s Chief Executive Officer taking a leave of absence.

After the date of this prospectus and prior to the termination of the distribution of the Debt Securities, any material change reports (excluding any confidential material change reports), annual financial statements (including the auditors’ report thereon), interim financial statements and information circulars (other than those sections, if any, in respect of the downward repricing of options, the composition of the compensation committee of the Barrick board of directors and its report on executive compensation, and the yearly percentage change in Barrick’s cumulative total shareholders return on publicly traded securities compared with the cumulative total return of the S&P/TSX Gold Index, the S&P/TSX Composite Index or any other broad equity market index or a published industry or line-of-business index) that Barrick files with the OSC will be incorporated by reference in this prospectus and will automatically update and supersede information incorporated by reference in this prospectus. In addition, any report filed or furnished by Barrick, BNAF or BGF with the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) or submitted to the SEC pursuant to Rule 12g3-2(b) under the Exchange Act, after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such report.

Barrick, BNAF and BGF have obtained relief from the OSC (the “OSC Order”) which exempts each of BNAF and BGF from: (i) the requirements of National Instrument 51-102—Continuous Disclosure Obligations; (ii) the requirements of Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings; (iii) the requirements under applicable securities law relating to audit committees; (iv) the requirements of National Instrument 58-101—Disclosure of Corporate Governance Practices; and (v) the requirement under Form 44-101F1 promulgated under National Instrument 44-101—Short Form Prospectus Distributions to: (A) include in this Prospectus and any prospectus supplement for any future offering of Notes earnings coverage ratios required under Section 6.1 of Form 44-101F1; and (B) incorporate by reference in this Prospectus and any prospectus supplement for any future offering of Notes any of the documents specified under paragraphs 1 through 4, 6 and 7 of Section 11.1(1) of Form 44-101F1, provided, in each case that, among other things: (X) BNAF, BGF and the Guarantor continue to satisfy all of the conditions set forth in subsection 13.4(2) of NI 51-102, other than paragraph 13.4(2)(g); (Y) the Guarantor discloses in each of its interim financial statements and annual financial statements filed with the OSC and the SEC any significant restrictions on the ability of the Guarantor to obtain funds from its subsidiaries by dividend or loan; and (Z) if certain “restricted net asset” tests that are described in greater detail in the OSC Order are met, the Guarantor provides additional disclosure in each of its interim financial statements and annual financial statements filed with the OSC and the SEC concerning: (i) the nature of any restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries of the Guarantor to transfer funds to the Guarantor in the form of cash dividends, loans or advances and (ii) the amount of “restricted net assets”. In compliance with the requirements of the SEC, attached hereto as Schedule “A” and Schedule “B”, respectively, are the annual financial statements of the Guarantor for the year ended December 31, 2007 and the interim financial statements of the Guarantor for the three months ended

March 31, 2008, in each case revised to include an additional note relating to BNAF and BGF. From and after May 9, 2008, being the date of formation of BNAF and BGF, the financial results of BNAF and BGF will be included in the consolidated financial results of Barrick. A copy of the OSC Order can be obtained from the OSC website at www.osc.gov.on.ca.

All information omitted from this prospectus which is permitted to be omitted under applicable securities laws will be contained in one or more supplements that will be delivered to purchasers of the Debt Securities together with this prospectus. Any such supplement to this prospectus will be incorporated by reference into this prospectus as of the date of the supplement, but only for the purposes of the offering of Debt Securities to which the supplement relates.

The documents listed above, including the Gurantor’s annual financial statements for the year ended December 31, 2007 and the Guarantor’s interim financial statements for the three months ended March 31, 2008, each of which was filed on SEDAR and would otherwise be deemed to be incorporated in this prospectus after the date of this prospectus, are not incorporated by reference to the extent that their contents are modified or superseded by any statement contained in this prospectus (including the revised financial statements attached as Schedule “A” and Schedule “B”), any amendment or supplement to this prospectus or any subsequently filed document that is also incorporated by reference in this prospectus.

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of any applicable prospectus supplement.

SPECIAL NOTE REGARDING

FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Preliminary Short Form Base Shelf Prospectus, including any information as to our strategy, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, South Africa, Pakistan, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and

contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Preliminary Short Form Base Shelf Prospectus are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business—Mineral Reserves and Mineral Resources” and “Risk Factors” in the annual information form of Barrick dated March 27, 2008 for the year ended December 31, 2007 and to the “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2007” incorporated by reference herein for a discussion of some of the factors underlying forward-looking statements.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK

Barrick is a leading international gold company. Barrick entered the gold mining industry in 1983 and is now the largest gold mining company in the world in terms of production, reserves and market capitalization. Barrick has operating mines and projects in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Pakistan, Russia, South Africa and Tanzania. Barrick’s principal products and sources of earnings are gold and copper.

In 2007, Barrick’s mines produced approximately 8.06 million ounces of gold and 402 million pounds of copper at total cash costs of $350 per ounce and $0.83 per pound, respectively. Barrick expects to produce between 7.6 and 8.1 million ounces of gold in 2008 at expected average total cash costs of $390 to $415 per ounce. 2008 copper production is targeted at approximately 380 to 400 million pounds at expected total cash costs of approximately $1.15 to $1.25 per pound. “Total cash costs per ounce” and “Total cash cost per pound” are non-GAAP performance measures. For an explanation of Barrick’s use of these measures, including a reconciliation of “total cash costs per ounce” and “total cash cost per pound” to total cash production costs, see the discussion under the heading “Non-GAAP Performance Measures” on pages 24 to 26 of this prospectus.

Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984 under the laws of the Province of Ontario, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. In connection with its acquisition of Placer Dome Inc., Barrick amalgamated with Placer Dome Inc. pursuant to articles of amalgamation dated May 9, 2006. Barrick’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

BNAF AND BGF

BNAF and BGF are Delaware limited liability companies which were formed in May 2008 and are wholly-owned indirect subsidiaries of Barrick. Their primary purpose is the financing of other subsidiaries or affiliates of Barrick. BNAF and BGF do not plan to have other operations and they have no assets, operations, revenues or cash flows other than those which are related to the issuance, administration and repayment of the Debt Securities guaranteed by Barrick. Neither BNAF nor BGF intends to make available publicly or to its securityholders annual or other reports or other separate continuous disclosure information.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Debt Securities:

•	to repay indebtedness outstanding from time to time;

•	to make equity investments in and advances to subsidiaries of Barrick;

•	for capital expenditures and investment programs; and

•	for other general corporate purposes.

We may invest funds that we do not immediately require in short-term marketable securities. Specific information about the use of proceeds from the sale of any Debt Securities will be included in the applicable supplement to this prospectus.

EARNINGS COVERAGE

This earnings coverage information for the 12 months ended December 31, 2007 and the 12 months ended March 31, 2008 is prepared in accordance with Canadian disclosure requirements. The coverages have been calculated using financial information prepared in accordance with U.S. GAAP. These coverages do not reflect any offering of Debt Securities but do reflect any required adjustments for issuances and repayments of long-term debt since December 31, 2007 and servicing costs incurred in relation thereto. Specifically, Barrick’s pro forma earnings coverage calculations for the 12 months ended December 31, 2007 reflect actual interest incurred during such period, adjusted for the effect of the $990 million drawdown to partially fund the acquisition of the 40% interest in Cortez (which occurred in the first quarter of 2008) as if such drawdown had occurred on January 1, 2007.

Barrick’s earnings before interest and income taxes for the 12 months ended December 31, 2007 were $1,573 million. These earnings were 5.8 times Barrick’s pro forma interest requirements for the period of $272 million (including amounts capitalized during the period). Barrick’s actual interest requirements for the 12 months ended December 31, 2007 were $237 million (including amounts capitalized during the period), and Barrick’s earnings before interest and income taxes for this period were 6.6 times Barrick’s actual interest requirements for the period.

Barrick’s earnings before interest and income taxes for the 12 months ended March 31, 2008 were $2,322 million. These earnings were 11.2 times Barrick’s pro forma interest requirements for the period of $221 million (including amounts capitalized during the period). Barrick’s actual interest requirements for the 12 months ended March 31, 2008 were $221 million (including amounts capitalized during the period), and Barrick’s earnings before interest and income taxes for this period were 11.2 times Barrick’s actual interest requirements for the period.

DESCRIPTION OF DEBT SECURITIES AND THE GUARANTEES

In this section only, the term “Barrick” refers only to Barrick Gold Corporation without any of its subsidiaries, the term “BNAF” refers only to Barrick North America Finance LLC without any of its subsidiaries and the term “BGF” refers only to Barrick Gold Financeco LLC without any of its subsidiaries. In addition, in this section only, each of the terms “we”, “us”, or “our” refers only to Barrick in the case of Debt Securities and Guarantees issued by Barrick, and only to BNAF or BGF in the case of Debt Securities issued by BNAF or BGF, as applicable, and the term “issuer” refers only to Barrick, BNAF or BGF in the case of Securities issued by Barrick, BNAF or BGF, as applicable. This description sets forth certain general terms and provisions of the

Debt Securities and, if issued by BNAF or BGF, the Guarantees of Barrick as Guarantor. We will provide particular terms and provisions of a series of Debt Securities, and a description of how the general terms and provisions described below may apply to that series, in a supplement to this prospectus.

The Debt Securities and Guarantees will be issued under an Indenture to be entered into between Barrick as Issuer and Guarantor, BNAF and BGF as Issuers, and The Bank of New York as trustee (the “Trustee”). The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture has been filed as an exhibit to our registration statement filed with the SEC and with the prospectus filed with the OSC. The following summary highlights some of the provisions of the Indenture, and may not contain all of the information that is important to you. Wherever we refer to particular provisions or defined terms of the Indenture, such provisions or defined terms are incorporated in this prospectus by reference as part of the statement made, and the statement is qualified by such reference. The term “Securities” as used under this caption, refers to all securities (other than Guarantees) issued under the Indenture, including the Debt Securities.

Barrick, BNAF and BGF may issue Debt Securities and incur additional indebtedness otherwise than through the offering of Debt Securities pursuant to this prospectus.

General

The Indenture does not limit the amount of Securities which we may issue under the Indenture, and we may issue Securities in one or more series. Securities may be denominated and payable in any currency. We may offer no more than $2,000,000,000 (or the equivalent in other currencies) aggregate principal amount of Securities pursuant to this prospectus. Unless otherwise indicated in the applicable prospectus supplement, the Indenture permits us, without the consent of the holders of any Securities, to increase the principal amount of any series of Securities we previously have issued under the Indenture and to issue such increased principal amount.

The applicable prospectus supplement will set forth the following terms relating to the Securities offered by such prospectus supplement (the “Offered Securities”):

•	whether the Offered Securities are Debt Securities issued by Barrick or guaranteed Debt Securities issued by BNAF or BGF;

•

the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities which are in registered form;

•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which we may redeem the Offered Securities, in whole or in part, at our option;

•

whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Offered Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•

the denominations in which registered Offered Securities will be issuable, if other than denominations of $1,000 and any multiple thereof, and the denominations in which bearer Offered Securities will be issuable, if other than $5,000;

•

each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under “Payment” below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

•	if other than U.S. dollars, the currency in which the Offered Securities are denominated or the currency in which we will make payments on the Offered Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

•	any other terms of the Offered Securities which apply solely to the Offered Securities, or terms generally applicable to the Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable prospectus supplement:

•	holders may not tender Securities to us for repurchase; and

•	the rate or rates of interest on the Securities will not increase if we become involved in a highly leveraged transaction or we are acquired by another entity.

We may issue Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, we will offer and sell those Securities at a discount below their stated principal amount. We will describe in the applicable prospectus supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

Debt Securities issued by Barrick and the Guarantees will be direct, unconditional and unsecured obligations of Barrick and will rank equally among themselves and with all of Barrick’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by BNAF or BGF will be direct, unconditional and unsecured obligations of BNAF or BGF, as the case may be, and will rank equally among themselves and with all of BNAF’s or BGF’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. BNAF’s and BGF’s, as the case may be, obligations under its Debt Securities will be unconditionally guaranteed by Barrick as more fully described below under “Guarantees”. Debt Securities issued by Barrick and the Guarantees will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of Barrick’s subsidiaries.

Barrick has agreed to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable prospectus supplement, we will issue Securities only in fully registered form without coupons, and in denominations of $1,000 and multiples of $1,000. Securities may be presented for exchange and registered Securities may be presented for registration of transfer in the manner set forth in the Indenture and in the applicable prospectus supplement, without service charges. We may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. We have appointed the Trustee as security registrar. Bearer Securities and the coupons applicable to bearer Securities thereto will be transferable by delivery.

Payment

Unless otherwise indicated in the applicable prospectus supplement, we will make payments on registered Securities (other than Global Securities) at the office or agency of the Trustee, 101 Barclay Street—4E, New York, New York 10286 or, in the case of holders in Ontario, BNY Trust Company of Canada, Suite 1101, 4 King Street West, Toronto, Ontario, M5H 1B6, except that we may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable prospectus supplement, we will pay any interest due on registered Securities to the persons in whose name such registered Securities are registered on the day or days specified by us.

Registered Global Securities

Registered Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global Securities will be registered in the name of a financial institution we select, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the Global Securities is called the “Depositary”. Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Securities

Our obligations, as well as the obligations of the Trustee and those of any third parties employed by us or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

An investor should be aware that when Debt Securities are issued in the form of Global Securities:

•	the investor cannot have Debt Securities registered in his or her own name;

•	the investor cannot receive physical certificates for his or her interest in the Debt Securities;

•	the investor must look to his or her own bank or brokerage firm for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

•

the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

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the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security. We and the Trustee have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interest in the Global Security. We and the Trustee also do not supervise the Depositary in any way; and

•	the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated

In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their interests in Debt Securities transferred into their own names, so that they will be direct holders.

The special situations for termination of a Global Security are:

•	when the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

•	when and if we decide to terminate a Global Security.

The prospectus supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the prospectus supplement. When a Global Security terminates, the Depositary (and not Barrick, BNAF, BGF or the Trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

Guarantees

Barrick will guarantee the payment of the principal of, premium, if any, and interest on Debt Securities issued by BNAF or BGF and any Additional Amounts payable with respect to such Securities when they become due and payable, whether at the stated maturity thereof, by declaration of acceleration or otherwise.

Certain Covenants

Limitation on Liens

Barrick will not, and will not permit any Restricted Subsidiary to, create, incur or assume any Lien (except for Permitted Liens) on any Principal Assets securing payment of Indebtedness of Barrick or any of its Subsidiaries unless the Securities (together with, at Barrick’s option, any other obligations that are not subordinate in right of payment to the Securities) are secured equally and ratably with (or prior to) any and all obligations secured or to be secured by any such Lien and for so long as such obligations are so secured. For greater certainty, the following do not constitute Liens securing payment of Indebtedness:

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all rights reserved to or vested in any Governmental Authority by the terms of any lease, license, franchise, grant or permit held by Barrick or any Restricted Subsidiary, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof or to distrain against or to obtain a charge on any property or assets of Barrick or any Restricted Subsidiary in the event of failure to make any such annual or other periodic payment;

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any Lien upon any Principal Asset in favor of any party to a joint development or operating agreement or any similar person paying all or part of the expenses of developing or conducting operations for the recovery, storage, treatment, transportation or sale of the mineral resources of the Principal Asset (or property or assets with which it is united) that secures the payment to such person of Barrick’s or any Restricted Subsidiary’s proportionate part of such development or operating expenses;

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any acquisition by Barrick or by any Restricted Subsidiary of any Principal Asset subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in precious metals or any other mineral or timber in place or the proceeds thereof; and

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any conveyance or assignment whereby Barrick or any Restricted Subsidiary conveys or assigns to any Person or Persons an interest in precious metals or any other mineral or timber in place or the proceeds thereof.

This covenant applies to Barrick and its Restricted Subsidiaries, which term does not include Subsidiaries of Barrick that maintain a substantial portion of their fixed assets outside of Canada or the United States.

Consolidation, Amalgamation and Merger

None of Barrick, BNAF or BGF may consolidate or amalgamate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any other Person unless:

•

in a transaction in which Barrick, BNAF or BGF does not survive or continue in existence or in which Barrick, BNAF or BGF transfers or leases its properties and assets substantially as an entirety to any other Person, the successor entity is a corporation, partnership or trust organized under the laws of

Canada or any province or territory of Canada or the United States, any state thereof or the District of Columbia or, if such transaction would not impair (as determined by the Board of Directors of Barrick by resolution) the rights of the holders of the Securities or the Guarantees, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than Canada or any province or territory of Canada, or the United States, any state thereof or the District of Columbia, the successor entity assumes by a supplemental indenture the obligations of Barrick, BNAF or BGF, as the case may be, under the Securities, the Guarantee and the Indenture to pay Additional Amounts, adding the name of such successor jurisdiction in addition to Canada in each place that Canada appears in “- Payment of Additional Amounts” below and adding references to the provinces, territories, states or other applicable political subdivisions of such successor jurisdiction in addition to references to the provinces and territories of Canada appearing in “—Payment of Additional Amounts”;

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the surviving entity shall expressly assume by a supplemental indenture the obligations of Barrick, BNAF or BGF, as the case may be, in respect of the Securities, and in the case of Barrick, the Guarantees and the performance and observance of every covenant of the Indenture to be performed or observed by Barrick, BNAF or BGF, as the case may be;

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immediately before and after giving effect to any such transaction, no Event of Default or event that after notice or passage of time or both would be an Event of Default shall have occurred and be continuing; and

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if, as a result of any such transaction, any Principal Assets would become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under “Limitation on Liens” above without equally securing the Securities, Barrick, prior to or simultaneously with such transaction, shall have caused the Securities to be secured equally with or prior to the indebtedness secured by such Lien.

Certain Definitions Applicable to Covenants

“Consolidated Net Tangible Assets” means, at a particular date, the aggregate amount of assets (less applicable reserves and other properly deductible items) shown on the most recent consolidated financial statements of Barrick filed with or furnished to the SEC by Barrick (or, in the event that Barrick is not required by law or pursuant to the Indenture to file reports with the SEC, as set forth on the most recent consolidated financial statements provided to the Trustee) less (a) all current liabilities (excluding any portion constituting Funded Debt); (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (excluding from intangibles, for greater certainty, mineral rights, interests in mineral properties, deferred mining, acquisition, exploration and stripping costs and deferred charges relating to hedging agreements); and (c) appropriate adjustments on account of minority interests of other persons holding shares of any of the Subsidiaries, all as set forth on the most recent balance sheet of Barrick and its consolidated Subsidiaries filed with or furnished to the SEC by Barrick (or, in the event that Barrick is not required by law or pursuant to the Indenture to file reports with the SEC, as set forth on the most recent consolidated financial statements provided to the Trustee) (but in any event, as of a date within 150 days of the date of determination) and computed in accordance with the accounting principles used in Barrick’s annual financial statements contained in Barrick’s annual report delivered to its shareholders in respect of the fiscal year immediately prior to the date of such computation; which, on the date of this prospectus, were U.S. GAAP; provided that in no event shall any amount be deducted in respect of unrealized mark-to-market adjustments (whether positive or negative and whether or not reflected in Barrick’s consolidated financial statements) relating to hedging and other financial risk management activities of Barrick or any of its Subsidiaries (including, without limitation, commodity, interest rate and foreign exchange trading and sales agreements).

“Financial Instrument Obligations” means obligations arising under:

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interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

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currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

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commodity swap, hedging or sales agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

“Funded Debt” as applied to any Person, means all indebtedness of such Person maturing after, or renewable or extendable at the option of such Person beyond, 12 months from the date of determination.

“Governmental Authority” means any nation or government, any state, province, territory or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Indebtedness” means obligations for money borrowed whether or not evidenced by notes, bonds, debentures or other similar evidences of indebtedness.

“Lien” means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind created, incurred or assumed in order to secure payment of Indebtedness.

“Non-Recourse Debt” means Indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such Indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such entity) in respect of such Indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred, to the capital stock and debt securities of the Restricted Subsidiary that acquires or owns such properties or assets and to the receivables, inventory, equipment, chattels, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

“North American Subsidiary” means any Subsidiary that maintains a substantial portion of its fixed assets within Canada or the United States.

“Permitted Liens” means:

•	Liens existing on the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

•	Liens securing the Securities;

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Liens incidental to the conduct of the business of Barrick or any Restricted Subsidiary or the ownership of their assets that, in the aggregate, do not materially impair the operation of the business of Barrick and its Subsidiaries taken as a whole, including, without limitation, any such Liens created pursuant to joint development agreements and leases, subleases, royalties or other similar rights granted to or reserved by others;

•	Purchase Money Mortgages;

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any Lien on any Principal Asset existing at the time Barrick or any Restricted Subsidiary acquires the Principal Asset (or any business entity then owning the Principal Asset) whether or not assumed by Barrick or such Restricted Subsidiary and whether or not such Lien was given to secure the payment of the purchase price of the Principal Asset (or any entity then owning the Principal Asset), provided that no such Lien shall extend to any other Principal Asset;

•	any Lien to secure Indebtedness owing to Barrick or to another Subsidiary;

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Liens on the assets of a corporation existing at the time the corporation is liquidated or merged into, or amalgamated or consolidated with, Barrick or any Restricted Subsidiary or at the time of the sale, lease or other disposition to Barrick or any Restricted Subsidiary of the properties of such corporation as, or substantially as, an entirety;

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any attachment or judgment Lien provided that (i) the execution or enforcement of the judgment it secures is effectively stayed and the judgment is being contested in good faith, (ii) the judgment it secures is discharged within 60 days after the later of the entering of such judgment or the expiration of any applicable stay, or (iii) the payment of the judgment secured is covered in full (subject to a customary deductible) by insurance;

•	any Lien in connection with Indebtedness which by its terms is Non-Recourse Debt;

•	any Lien for taxes, assessments or governmental charges or levies (a) that are not yet due and delinquent or (b) the validity of which is being contested in good faith;

•	any Lien of materialmen, mechanics, carriers, workmen, repairmen, landlords or other similar Liens, or deposits to obtain the release of these Liens;

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any Lien (a) to secure public or statutory obligations (including reclamation and closure bonds and similar obligations), (b) to secure payment of workmen’s compensation, employment insurance or other forms of governmental insurance or benefits, (c) to secure performance in connection with tenders, leases of real property, environmental, land use or other governmental or regulatory permits, bids or contracts or (d) to secure (or in lieu of) surety or appeal bonds, and Liens made in the ordinary course of business for similar purposes;

•	any Lien granted in the ordinary course of business in connection with Financial Instrument Obligations;

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any Lien created for the sole purpose of renewing or refunding any of the Liens described in the list above, provided that the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such renewal or refunding, and that such renewal or refunding Lien shall be limited to all or any part of the same property which secured the Lien renewed or refunded; and

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any Lien not otherwise permitted under the list above, provided that the aggregate principal amount of Indebtedness secured by all such Liens would not then exceed 10% of Consolidated Net Tangible Assets.

“Person” means an individual, partnership, corporation, business trust, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

“Principal Asset” means (i) any real property interest (all such interests forming an integral part of a single development or operation being considered as one interest), including any mining claims and leases, and any plants, buildings or other improvements thereon, and any part thereof, located in Canada or the United States that is held by Barrick or any Restricted Subsidiary and has a net book value, on the date as of which the determination is being made, exceeding 5% of Consolidated Net Tangible Assets (other than any such interest that the Board of Directors of Barrick determines by resolution is not material to the business of Barrick and its Subsidiaries taken as a whole) or (ii) any of the capital stock or debt securities issued by any Restricted Subsidiary.

“Purchase Money Mortgage” means any Lien on any Principal Asset (or the capital stock or debt securities of any Restricted Subsidiary that acquires or owns any Principal Asset) incurred in connection with the acquisition of that Principal Asset or the construction or repair of any fixed improvements on that Principal Asset (or in connection with financing the costs of acquisition of that Principal Asset or the construction or repair of improvements on that Principal Asset) provided that the principal amount of Indebtedness secured by any such Lien shall at no time exceed 100% of the original cost to Barrick or any Restricted Subsidiary of the Principal Asset or such construction or repairs.

“Restricted Subsidiary” means any North American Subsidiary that owns or leases a Principal Asset referred to in clause (i) of the definition of “Principal Asset” or is engaged primarily in the business of owning or holding capital stock of one or more Restricted Subsidiaries. “Restricted Subsidiary”, however, does not include (1) any Subsidiary whose primary business consists of (A) financing operations in connection with leasing and conditional sale transactions on behalf of Barrick and its Subsidiaries, (B) purchasing accounts receivable or making loans secured by accounts receivable or inventory or (C) being a finance company or (2) any Subsidiary which the Board of Directors of Barrick has determined by resolution does not maintain a substantial portion of its fixed assets within Canada or the United States.

“Subsidiary” means (i) a corporation more than 50% of the outstanding Voting Stock of which at the time of determination is owned, directly or indirectly, by Barrick or by one or more Subsidiaries of Barrick and the votes carried by such Voting Stock are sufficient, if exercised, to elect a majority of the board of directors of the corporation or (ii) any other Person (other than a corporation) in which at the time of determination Barrick or one or more Subsidiaries of Barrick, directly or indirectly, has or have at least a majority ownership and power to direct the policies, management and affairs of the Person.

“Voting Stock” means securities or other ownership interests of a corporation, partnership or other entity having by the terms thereof ordinary voting power to vote in the election of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (without regard to the occurrence of any contingency).

Payment of Additional Amounts

Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of Barrick, BNAF or BGF under or with respect to the Securities or the Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereafter “Canadian Taxes”), unless Barrick, BNAF or BGF, as the case may be, is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If Barrick, BNAF or BGF is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Securities or the Guarantees, Barrick, BNAF or BGF, as the case may be, will pay to each holder of such Securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted, except as described below. However, no Additional Amounts will be payable with respect to a payment made to a Securities holder (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which Barrick, BNAF or BGF, as the case may be, does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•	which is subject to such Canadian Taxes by reason of the Securities holder being a resident, domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Securities or the receipt of payments thereunder;

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which is subject to such Canadian Taxes by reason of the Securities holder’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that Barrick, BNAF or BGF advises the Trustee and the holders of the Securities then outstanding of any change in such requirements); or

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which is a fiduciary or partnership or Person other than the sole beneficial owner of such payment to the extent that the Canadian Taxes would not have been imposed on such payment had such holder been the sole beneficial owner of such Securities.

Barrick, BNAF or BGF, as the case may be, will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

Barrick, BNAF or BGF, as the case may be, will furnish to the holders of the Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by such person.

Barrick, BNAF or BGF, as the case may be, will indemnify and hold harmless each holder of Securities (other than an Excluded Holder) from and against, and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by Barrick, BNAF or BGF with respect thereto) of:

•	any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Securities or the Guarantees;

•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

•	any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder’s net income.

In any event, no Additional Amounts or indemnity amounts will be payable under the provisions described above in respect of any Security in excess of the Additional Amounts and the indemnity amounts which would be required if, at all relevant times, the holder of such Security were a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended, including any protocols thereto. As a result of the limitation on the payment of Additional Amounts and indemnity amounts discussed in the preceding sentence, the Additional Amounts or indemnity amounts received by certain holders of Securities will be less than the amount of Canadian Taxes withheld or deducted or the amount of Canadian Taxes (and related amounts) levied or imposed giving rise to the obligation to pay the indemnity amounts, as the case may be, and, accordingly, the net amount received by such holders of Securities will be less than the amount such holders would have received had there been no such withholding or deduction in respect of Canadian Taxes or had such Canadian Taxes (and related amounts) not been levied or imposed.

Wherever in the Indenture there is mentioned, in any context, the payment of principal, premium, if any, interest, if any, or any other amount payable under or with respect to a Security or a Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Unless otherwise specified in the applicable prospectus supplement, the applicable issuer may redeem the Securities of any series at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

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as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the applicable issuer or, if the Securities of such series are guaranteed by Barrick, of Barrick) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified in the applicable prospectus supplement, and which in a written opinion to the applicable issuer or Barrick of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in such issuer, or in the case of guaranteed Securities, Barrick becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Security of such series as described under “—Payment of Additional Amounts”; or

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on or after the date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the applicable issuer or, if the Securities of such series are guaranteed by Barrick, of Barrick) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the applicable issuer or Barrick, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the applicable issuer or Barrick of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in such issuer, or in the case of guaranteed Securities, Barrick becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Security of such series;

and, in any such case, the applicable issuer or, in the case of guaranteed Securities, Barrick (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event that Barrick, BNAF or BGF elects to redeem the Securities of any series pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustee a certificate, signed by an authorized officer, stating that it is entitled to redeem such Debt Securities pursuant to their terms.

Notice of intention to redeem such Debt Securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Events of Default

The term “Event of Default” with respect to Securities of any series means any of the following:

(a) default in the payment of the principal of (or any premium on) any Security of that series at its Maturity;

(b) default in the payment of any interest on any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(c) default in the deposit of any sinking fund payment when the same becomes due by the terms of the Securities of that series;

(d) default in the performance, or breach, of any other covenant or agreement of the applicable issuer or, in the case of guaranteed Securities, Barrick in the Indenture in respect of the Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice to the issuer of such Securities and, in the case of guaranteed Securities, Barrick by the Trustee or the holders of at least 25% in principal amount of all outstanding Securities affected thereby;

(e) failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity (which acceleration is not rescinded or annulled within 10 days) of, Indebtedness of the applicable issuer or (in the case of guaranteed Securities) Barrick having an aggregate principal amount outstanding in excess of the greater of (i) $150,000,000 and (ii) 5% of Consolidated Net Tangible Assets;

(f) certain events of bankruptcy, insolvency or reorganization; or

(g) any other Events of Default provided with respect to the Securities of that series.

If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to Securities of any series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of that series may require the principal amount (or, if the Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities of that series and any accrued but unpaid interest on such Securities be paid immediately. If an Event of Default described in clause (d) or (g) above occurs and is continuing with respect to Securities of one or more series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of all series affected thereby (as one class) may require the principal amount (or, if any of the Securities of such affected series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Securities of such affected series and any accrued but unpaid interest on such Securities be paid immediately. If an Event of Default described in clause (e) or (f) above occurs and is continuing, then the Trustee or the holders of not less than 25% in principal amount of all outstanding Securities (as a class) may require the principal amount (or, if the Securities or any series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities and any accrued but unpaid interest on such Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Securities of any series (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Securities of such series (or of all series, as the case may be), by written notice to Barrick, BNAF or BGF, as applicable, and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable prospectus supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of Original Issue Discount Securities or Indexed Securities upon the occurrence of any Event of Default and the continuation thereof.

Except during default, the Trustee is not obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of all series affected by such Event of Default.

No holder of a Security of any series will have any right to institute any proceedings, unless:

•	such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series;

•

the holders of at least 25% in principal amount of the outstanding Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

•

the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a Security for the enforcement of payment of principal of or interest on such Security on or after the applicable due date of such payment.

We will be required to furnish to the Trustee annually an officers’ certificate as to the performance of certain of our obligations under the Indenture and as to any default in such performance.

Defeasance

When we use the term “defeasance”, we mean discharge from some or all of our obligations under the Indenture with respect to Securities of a particular series. If Barrick, BNAF or BGF deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Securities of a particular series, then at its option:

•

the applicable issuer and, in the case of guaranteed Securities, Barrick will each be discharged from its obligations with respect to the Securities of such series with certain exceptions, such as the obligation to pay Additional Amounts, and the holders of the Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Securities and replacement of lost, stolen or mutilated Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

•

the applicable issuer and, in the case of guaranteed Securities, Barrick will no longer be under any obligation to comply with the “Limitation on Liens” covenant, the “Consolidation, Amalgamation and Merger” covenant and certain other covenants under the Indenture, and certain Events of Default will no longer apply to them.

To exercise defeasance Barrick, BNAF or BGF also must deliver to the Trustee:

•

an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

•

an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial tax purposes and that holders of the Securities of such series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In addition, no Event of Default with respect to the Securities of the applicable series can have occurred, Barrick cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada) and neither BNAF nor BGF can be an “insolvent person” under the relevant legislation applicable to them. In order for U.S. counsel to deliver the opinion that would allow the applicable issuer and, in the case of guaranteed Securities, Barrick to be discharged from all of its obligations under the Securities of any series, the applicable issuer or, in the case of guaranteed Securities, Barrick must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Modifications and Waivers

We may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Securities of all series affected by such modification or amendment; provided, however, that we must receive consent from the holder of each outstanding Security of such affected series to:

•	change the stated maturity of the principal of, or interest on, such outstanding Security;

•	reduce the principal amount of or interest on such outstanding Security;

•	reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding Original Issue Discount Security;

•	change the place or currency of payments on such outstanding Security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to such outstanding Security;

•

reduce the percentage in principal amount of outstanding Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

•	modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

The holders of a majority in principal amount of Securities of any series may waive our compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Security or in respect of any item listed above.

The Indenture or the Securities may be amended or supplemented, without the consent of any holder of such Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Securities.

Consent to Jurisdiction and Service

Under the Indenture, Barrick has irrevocably appointed CT Corporation System, 111 Eighth Avenue, 13 th Floor, New York, New York, 10011 as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture, the Securities and the Guarantees and for actions brought under federal or state securities laws brought in any federal or state court located in The City of New York, and has submitted to such non-exclusive jurisdiction.

Governing Law

The Indenture, the Securities and the Guarantees will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since many of Barrick’s assets are outside the United States, any judgment obtained in the United States against Barrick, including judgments with respect to payments under the Guarantees, may not be collectible within the United States.

Barrick has been informed by its Canadian counsel, Davies Ward Phillips & Vineberg LLP, that a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give a judgment in Canadian dollars at an exchange rate determined in accordance with the Courts of Justice Act (Ontario) based upon a final and conclusive in personam judgment of a U.S. federal or New York state court located in the State of New York (“New York Court”) for a sum certain obtained against Barrick with respect to a claim pursuant to the Indenture, without reconsideration of the merits, if:

•

the New York Court rendering such judgment had jurisdiction over Barrick, as recognized by the courts of the Province of Ontario for purposes of enforcement of foreign judgments (and submission by Barrick in the Indenture to the non-exclusive jurisdiction of the New York Court will be sufficient for the purpose);

•

such judgment was: (a) not obtained by fraud or in any manner contrary to the principles of natural justice; (b) not for a claim based on any laws of the United States or the State of New York or any other jurisdiction other than the Province of Ontario which an Ontario Court would characterize under the laws of the Province of Ontario as revenue, expropriatory, penal or other public laws; (c) not contrary to public policy, as such term is interpreted under the laws of the Province of Ontario or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to therein; and (d) subsisting and unsatisfied and not impeachable as void or voidable under New York law;

•	an action to enforce the judgment is commenced in the Ontario Court within any applicable limitation period; and

provided that:

•

such Ontario Court has discretion to stay or decline to hear an action on such judgment if the judgment is under appeal, or there is another subsisting judgment in Ontario, New York or any other jurisdiction relating to the same cause of action as such judgment; and

•	an action in Ontario on such judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally.

Barrick has been advised by its Canadian counsel that there is some doubt as to the enforceability in Canada, against Barrick, or against any of their respective directors, officers and experts who are not residents of the United States, by a court in original actions or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

The Trustee

The Trustee under the Indenture is The Bank of New York.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Debt Securities, including, in the case of an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)), if applicable, whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Debt Securities by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

TRADING PRICE AND VOLUME OF COMMON SHARES

The common shares of Barrick are listed and traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (the “TSX”). As a result, Barrick is required to disclose certain information herein regarding the price range and trading volume of its common shares. The data set forth herein with respect to the trading of Barrick’s common shares is not, and should not be regarded as, a representation with respect to the manner in which the Debt Securities may be traded on the secondary market in the future or that the Debt Securities, when offered and issued, will be listed and posted for trading on the NYSE or the TSX.

The following table presents the high and low closing prices for the common shares of Barrick and the average daily trading volume, on a monthly basis on the NYSE and TSX, for the twelve-month period prior to the date hereof.

NYSE				TSX
Month	High	Low	Average Daily Trading Volume	Month	High (Cdn$)	Low (Cdn$)	Average Daily Trading Volume
2007				2007
May	31.17	27.99	6,109,037	May	34.43	30.62	2,368,684
June	29.75	28.17	6,308,963	June	31.80	29.97	2,560,622
July	34.55	29.60	6,931,185	July	36.20	31.54	2,433,972
August	34.29	30.10	6,111,206	August	36.03	32.39	2,902,192
September	40.94	33.40	8,270,291	September	40.92	35.04	4,244,890
October	44.13	39.25	7,659,328	October	42.03	39.19	3,410,267
November	46.98	38.92	8,179,933	November	43.30	38.27	3,231,000
December	42.88	37.39	5,862,333	December	42.03	37.40	2,397,071

2008				2008
January	53.57	46.02	15,677,076	January	53.77	45.65	5,760,544
February	53.33	47.54	9,800,512	February	52.00	47.50	3,543,763
March	53.55	41.94	10,287,516	March	52.92	42.77	4,209,308
April	46.04	37.50	8,768,611	April	46.12	37.95	3,719,966
May (to May 29)	42.69	37.36	9,680,315	May (to May 29)	42.08	37.96	3,589,050

PLAN OF DISTRIBUTION

We may sell Debt Securities for cash or other consideration:

•	through agents;

•	through underwriters or dealers; or

•	directly to purchasers.

We will describe in a prospectus supplement the specific plan of distribution for a particular series of Debt Securities, including the name or names of any underwriters or agents, the purchase price or prices of the Offered Securities, the form of consideration accepted for the Offered Securities, the proceeds to Barrick, BNAF or BGF, as the case may be, from the sale of the Offered Securities, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

We may distribute Debt Securities from time to time in one or more transactions:

•	at a fixed price or prices, which may change;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at prices to be negotiated with purchasers.

Debt Securities may be sold through agents designated by us. The agents may solicit offers by institutions to purchase the offered Debt Securities directly from Barrick, BNAF or BGF, as the case may be, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to any such contracts.

In connection with the sale of Debt Securities, Barrick, BNAF or BGF, or purchasers of Debt Securities for whom the underwriters may act as agents may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters, dealers, and agents that participate in the distribution of Debt Securities may be deemed to be underwriters and any fees or commissions received by them from Barrick, BNAF or BGF, and any profit on the resale of Debt Securities by them, may be deemed to be underwriting commissions under the U.S. Securities Act of 1933, as amended. The applicable prospectus supplement will identify any underwriters with respect to the Offered Securities.

Without limiting the generality of the foregoing, we also may issue some or all of the Debt Securities offered by this prospectus in exchange for property, including securities or assets of ours or other companies we may acquire in the future.

We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of Debt Securities against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

This prospectus may qualify the distribution of the Debt Securities under the securities laws of the Province of Ontario to purchasers resident outside of the Province of Ontario, if a prospectus supplement specifically states that it is intended to do so. This prospectus may also qualify the distribution of the Debt Securities under the securities laws of the Province of Ontario to purchasers resident in the Province of Ontario, if a prospectus supplement specifically states that it is intended to do so. The Debt Securities may only be offered and sold in Canada : (A) in the Province of Ontario pursuant to this prospectus (if the applicable supplement so provides); or (B) pursuant to an exemption from the prospectus requirements of Ontario securities laws, or an exemption from the prospectus requirements of the securities laws of any other province or territory in which the Debt Securities are offered or sold. In addition, the Debt Securities may only be offered and sold in any province or territory of Canada by a securities dealer appropriately registered under the securities laws of that jurisdiction, or pursuant to an exemption from the registered dealer requirements of those securities laws. Each underwriter and each dealer participating in the distribution of the Offered Securities will agree, unless the applicable prospectus supplement indicates otherwise, that it will only offer or sell the Offered Securities in Canada: (A) to purchasers resident in the Province of Ontario pursuant to this prospectus (if the applicable supplement so provides), or to purchasers resident in any province or territory of Canada pursuant to an exemption from the prospectus requirements of those securities laws; and (B) in accordance with the dealer registration requirements of applicable securities laws, or pursuant to an exemption from those requirements. Except in the case of purchasers in Ontario acquiring Debt Securities pursuant to this prospectus (if the applicable supplement so provides), any Debt Securities acquired by a purchaser in Canada may be subject to resale restrictions under Canadian securities laws, which may in some cases apply to resales made to persons outside of Canada.

NON-GAAP PERFORMANCE MEASURES

Total cash costs per ounce/pound are non-GAAP financial measures. Total cash costs per ounce/pound include all costs absorbed into inventory, as well as royalties, by-product credits, production taxes and accretion expense, and exclude inventory purchase accounting adjustments and amortization. The presentation of these statistics in this manner allows Barrick to monitor and manage those factors that impact production costs on a monthly basis. Barrick calculates total cash costs based on its equity interest in production from its mines. Total cash costs per ounce/pound are calculated by dividing the aggregate of these costs by gold ounces, copper pounds sold or ore tons mined. Total cash costs and total cash costs per ounce/pound are calculated on a consistent basis for the periods presented. In Barrick’s income statement, amortization is presented separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement. Barrick has provided the reconciliations set out below to illustrate the impact of excluding amortization and inventory purchase accounting adjustments from total cash costs per ounce/pound statistics. Under purchase accounting rules, Barrick recorded the fair value of acquired work in progress and finished goods inventories as at the date of its acquisition of Placer Dome Inc. As the acquired inventory is sold, any purchase accounting adjustments reflected in the carrying amount of inventory at acquisition, impacts cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition.

Management believes that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where Barrick holds less than a 100% share in the production, it excludes the economic share of gold production that flows to its partners who hold a non-controlling interest. Consequently, for the Tulawaka mine, although Barrick fully consolidated this mine in its Consolidated Financial Statements (which are incorporated in this prospectus by reference), its production and total cash cost statistics only reflect its equity share of the production.

In managing its mining operations, Barrick disaggregates cost of sales between amortization and the other components of cost of sales. Barrick uses total cash costs per ounce/pound statistics as a key performance measure internally to monitor the performance of its regional business units. Management uses these statistics to assess how well the Company’s regional business units are performing against internal plans, and also to assess the overall effectiveness and efficiency of the Company’s mining operations. Management also use amortization costs per ounce/pound statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, management is better able to identify and address key performance trends. Management believes that the presentation of these statistics in this manner enhances the ability of investors to assess the Company’s performance. These statistics also enable investors to better understand year-over-year changes in cash production costs, which in turn affect Barrick’s profitability and ability to generate cash flow.

The principal limitation associated with total cash costs per ounce/pound statistics is that they do not reflect the total costs to produce gold/copper, which in turn impacts the earnings of Barrick. Management believes that it has compensated for this limitation by highlighting the fact that total cash costs exclude amortization and inventory purchase accounting adjustments as well as providing details of the financial effect. Management believes that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce/pound statistics.

Total cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate these measures differently.

Illustration of Impact of Excluding Certain Costs from Total Cash Costs per Ounce/Pound

	For the years ended December 31
($ millions, except per ounce/pound information in dollars)	Gold			Copper[1]
	2007	2006	2005	2007	2006
Cost of sales[2]	$2,842	$2,348	$1,214	$342	$393
Cost of sales at Deep South included in discontinued operations	—	101	—	—	—
Cost of sales attributable to non-controlling interests[3]	(15)	(63)	(8)	—	—
Inventory purchase accounting adjustments included in cost of sales[4]	—	(11)	—	(9)	(97)

Cost of sales—equity basis	2,827	2,375	1,206	333	296
Amortization at producing mines—consolidated	865	648	409	119	68
Amortization at South Deep included in discontinued operations	—	18	—	—	—
Amortization at producing mines attributable to non-controlling interests[3]	(6)	(16)	(5)	—	—

Amortization at producing mines—equity basis	859	650	404	119	68
Inventory purchase accounting adjustments[4]	—	11	—	9	97

Cost of sales including amortization and inventory purchase accounting adjustments—equity basis	$3,686	$3,036	$1,610	$461	$461

Total cash costs per ounce/pound	For the years ended December 31
	Gold			Copper[1]
(per ounce/pound information in dollars)	2007	2006	2005	2007	2006
Ounces/pounds sold—consolidated (thousands/millions)	8,108	8,566	5,333	401	376
Sales attributable to non-controlling interests[3]	(53)	(176)	(13)	—	—

Ounces/pounds sold—equity basis	8,055	8,390	5,320	401	376

Total cash costs per ounce/pound—equity basis	$350	$283	$227	$0.83	$0.79
Amortization per ounce/pound—equity basis	104	81	76	0.30	0.17
Inventory purchase accounting adjustments per ounce/pound	—	1	—	0.02	0.26
Cost of sales and amortization per ounce/pound attributable to non-controlling interests[3]	1	9	8	—	—

Total costs per ounce/pound[5]—consolidated basis	$455	$374	$311	$1.15	$1.22

1.	The 2005 comparative periods for copper have been omitted as Barrick did not produce any significant amounts of copper prior to the production from the copper mines acquired with Placer Dome Inc.
2.	The aggregate amount of cost of sales for gold and copper is as per Barrick’s Consolidated Financial Statements.
3.	Relates to a 70% interest in Tulawaka and a 50% interest in South Deep prior to 2007.
4.	Based on Barrick’s equity interest.
5.	Includes amotization, amounts attributable to non-controlling interests and inventory purchase accounting adjustments.

LEGAL MATTERS

General

Certain legal matters will be passed upon by:

•	Shearman & Sterling LLP, our United States counsel, on matters of United States law; and

•	Davies Ward Phillips & Vineberg LLP, our Canadian counsel, on matters of Ontario law and the federal laws of Canada applicable in Ontario.

Davies Ward Phillips & Vineberg LLP may rely on Shearman & Sterling LLP in issuing opinions about the validity of the Securities being sold. If different lawyers are relied on at the time of an offering of Securities, this will be included in the prospectus supplement.

On the date of this prospectus, the partners and associates of Davies Ward Phillips & Vineberg LLP and Shearman & Sterling LLP, respectively, own beneficially, directly or indirectly, less than 1% of the securities of Barrick.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

•	the documents listed as being incorporated by reference in this prospectus under the heading “Where You Can Find More Information” in this prospectus;

•	consents of accountants and counsel;

•	powers of attorney;

•	form of the trust indenture relating to the Debt Securities and the Guarantees; and

•	statement of eligibility of the Trustee on Form T-1.

EXPERTS

The comparative audited consolidated financial statements incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of that firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is Suite 3000, P.O. Box 82, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1G8.

May 30, 2008

Auditors’ Consent

We have read the short form base shelf prospectus of Barrick Gold Corporation (Barrick), Barrick North America Finance LLC (BNAF) and Barrick Gold Financeco LLC (BGF) dated May 30, 2008 relating to the issue and sale of debt securities of Barrick, BNAF and BGF. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of Barrick on the consolidated balance sheets of Barrick as at December 31, 2007 and December 31, 2006 and the consolidated statements of income, cash flows, shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2007. Our report is dated February 20, 2008.

We also consent to the use in the above-mentioned prospectus of our report to the directors of Barrick on the consolidated balance sheets of Barrick as at December 31, 2007 and December 31, 2006 and the consolidated statements of income, cash flows, shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2007. Our report is dated February 20, 2008 (except as to note 29 which is as of May 30, 2008).

/s/ PricewaterhouseCoopers LLC

Chartered Accountants

Toronto, Ontario

SCHEDULE “A”

ANNUAL FINANCIAL STATEMENTS OF BARRICK GOLD CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 2007

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

Independent Auditors’ Report

To the Directors of

Barrick Gold Corporation

We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation as at December 31, 2007 and December 31, 2006, and the related consolidated statements of income, cash flow, shareholders’ equity and comprehensive income for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2007 and December 31, 2006 and for each of the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements for the year ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 20, 2008

except for note 29 which is as of May 30, 2008.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2e to these consolidated financial statements. Our report to the directors dated February 20, 2008 (except note 29 which is as of May 30, 2008) is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 20, 2008

except for note 29 which is as of May 30, 2008

Consolidated Statements of Income

Barrick Gold Corporation

For the years ended December 31 (in millions of United States Dollars, Except Per Share Data)

	2007	2006	2005
Sales (notes 4 and 5)	$6,332	$5,630	$2,348

Costs and expenses
Cost of sales[1] (note 6)	3,184	2,741	1,198
Amortization (note 4)	1,004	735	427
Corporate administration	155	142	71
Exploration (notes 4 and 7)	179	171	109
Project development expense (note 7)	188	119	32
Other expense (note 8A)	208	216	114
Impairment charges (note 8B)	65	23	16

	4,983	4,147	1,967
Interest income	141	110	38
Interest expense (note 20B)	(113)	126)	(3)
Other income (note 8C)	103	93	46

	131	77	81

Income from continuing operations before income taxes and other items	1,480	1,560	462
Income tax expense (note 9)	(341)	(348)	(60)
Non-controlling interests (note 2C)	14	1	(1)
Equity in investees (note 12)	(43)	(4)	(6)

Income from continuing operations	1,110	1,209	395
Income from discontinued operations (note 3H)	9	297	—

Income before cumulative effect of changes in accounting principles	1,119	1,506	395
Cumulative effect of changes in accounting principles	—	—	6

Net income for the year	$1,119	$1,506	$401

Earnings per share data (note 10)
Income from continuing operations
Basic	$1.28	$1.44	$0.74
Diluted	$1.27	$1.42	$0.73
Net income
Basic	$1.29	$1.79	$0.75
Diluted	$1.28	$1.77	$0.75

1	Exclusive of amortization (note 6).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

Barrick Gold Corporation

For the years ended December 31 (in millions of United States dollars)

	2007	2006	2005
OPERATING ACTIVITIES
Net income	$1,119	$1,506	$401
Amortization (note 4)	1,004	735	427
Income tax expense (notes 9 and 23)	341	348	60
Gains on sale of investments (note 8C)	(71)	(6)	(17)
Revisions to AROs at closed mines (notes 8A and 21)	6	53	15
Income taxes paid	(585)	(280)	(80)
Income from discontinued operations (note 3H)	(9)	(297)	—
Other items (note 11A)	(73)	63	(80)

Net cash provided by operating activities	1,732	2,122	726

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(1,046)	(1,087)	(1,104)
Sales proceeds	100	8	8
Acquisitions, net of cash acquired of $13 million (2006: $1,108 million) (note 3)	(1,122)	(208)	—
Investments (note 12)
Purchases	(11)	(369)	(89)
Sales	625	46	10
Reclassifications (note 12)	(66)	—	—
Other investing activities (note 11B)	(42)	17	(5)

Net cash used in investing activities	(1,562)	(1,593)	(1,180)

FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	142	74	92
Dividends (note 24A)	(261)	(191)	(118)
Long-term debt (note 20B)
Proceeds	408	2,189	179
Repayments	(1,128)	(1,581)	(59)
Settlement of derivative instruments acquired with Placer Dome	(197)	(1,840)	—
Other financing activities	—	2	(1)

Net cash (used in) provided by financing activities	(1,036)	(1,347)	93

CASH FLOWS OF DISCONTINUED OPERATIONS
Operating activities	21	29	—
Investing activities	—	2,788	—
Financing activities	—	11	—

	21	2,828	—

Effect of exchange rate changes on cash and equivalents	9	(4)	—

Net increase (decrease) in cash and equivalents	(836)	2,006	(361)
Cash and equivalents at beginning of year (note 20A)	3,043	1,037	1,398

Cash and equivalents at end of year (note 20A)	$2,207	$3,043	$1,037

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

Barrick Gold Corporation

At December 31 (in millions of United States dollars)

	2007	2006
ASSETS
Current assets
Cash and equivalents (note 20A)	$2,207	$3,043
Accounts receivable (note 14)	256	234
Inventories (note 13)	1,118	931
Other current assets (note 14)	707	588

	4,288	4,796
Non-current assets
Investments (note 12)	142	646
Equity method investments (note 12)	1,074	327
Property, plant and equipment (note 15)	8,596	8,390
Intangible assets (note 16)	68	75
Goodwill (note 17)	5,847	5,855
Other assets (note 18)	1,936	1,421

Total assets	$21,951	$21,510

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	808	$686
Short-term debt (note 20B)	233	863
Other current liabilities (note 19)	255	303

	1,296	1,852
Non-current liabilities
Long-term debt (note 20B)	3,153	3,244
Asset retirement obligations (note 21)	892	843
Deferred income tax liabilities (note 23)	841	798
Other liabilities (note 22)	431	518

Total liabilities	6,613	7,255

Non-controlling interests	82	56

Shareholders’ equity
Capital stock (note 24)	13,273	13,106
Retained earnings	1,832	974
Accumulated other comprehensive income (note 25)	151	119

Total shareholders’ equity	15,256	14,199

Contingencies and commitments (notes 15 and 28)
Total liabilities and shareholders’ equity	$21,951	$21,510

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

Barrick Gold Corporation

For the years ended December 31 (in millions of United States dollars)

	2007	2006	2005
Common shares (number in millions)
At January 1	864	538	534
Issued on exercise of stock options (note 26A)	6	3	4
Issued on acquisition of Placer Dome	—	323	—

At December 31	870	864	538

Common shares
At January 1	$13,106	$4,222	$4,129
Issued on exercise of stock options (note 26A)	142	74	93
Issued on acquisition of Placer Dome (note 3G)	—	8,761	—
Options issued on acquisition of Placer Dome (note 3G)	—	22	—
Recognition of stock option expense (note 26A)	25	27	—

At December 31	13,273	13,106	4,222

Retained earnings (deficit)
At January 1	974	(341)	(624)
Net income	1,119	1,506	401
Dividends (note 24A)	(261)	(191)	(118)

At December 31	1,832	974	(341)

Accumulated other comprehensive income (loss) (note 25)	151	119	(31)

Total shareholders’ equity at December 31	$15,256	$14,199	$3,850

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation

For the years ended December 31 (in millions of United States dollars)

	2007	2006	2005
Net income	$1,119	$1,506	$401
Other comprehensive income (loss), net of tax (note 25)	32	150	(100)

Comprehensive income	$1,151	$1,656	$301

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, EUR, CLP, ARS, PGK and TZS are to Canadian dollars, Australian dollars, South African Rands, Euros, Chilean Pesos, Argentinean Pesos, Papua New Guinea Kina and Tanzanian Schillings respectively.

1 > NATURE OF OPERATIONS

Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce some copper and hold interests in a platinum group metals development project and a nickel development project, both located in Africa, and a platinum group metals project located in Russia. Our mining operations are concentrated in our four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.

2 > SIGNIFICANT ACCOUNTING POLICIES

A     Basis of Preparation

These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). In 2007, we amended the income statement classification of certain income and expense items, including non-hedge derivative gains and losses (see note 2E), to provide enhanced disclosure of significant business activities and reflect the increasing significance of amounts spent on those activities. To ensure comparability of financial information, prior year amounts have been reclassified to reflect changes in the financial statement presentation.

B     Principles of Consolidation

These consolidated financial statements include the accounts of Barrick Gold Corporation and those entities we have the ability to control either through voting rights or means other than voting rights. FIN 46R provides guidance on the identification and reporting of entities controlled through means other than voting rights and defines such entities as variable interest entities (“VIEs”). We apply this guidance to all entities, including those in the development stage, except for unincorporated joint ventures, which are outside the scope of FIN 46R. For VIEs where we are the primary beneficiary, we consolidate the entity and record a non-controlling interest, measured initially at its estimated fair value, for the interest held by other entity owners. For VIEs where we are not the primary beneficiary we use the equity method of accounting.

For incorporated joint ventures (“JVs”) where we have the ability to exercise control, subject in some cases to protective rights held by our JV partners, we consolidate the JV and record a non-controlling interest for the interest held by our JV partner. For incorporated JVs where we do not have the ability to exercise control, we account for our investment using the equity method of accounting. For unincorporated JVs under which we hold an undivided interest in the assets and liabilities of the joint venture, we include our pro rata share of the assets and liabilities in our financial statements.

The following table illustrates our policy used to account for significant entities where we hold less than a 100% economic interest. We consolidate all other wholly owned entities.

Consolidation Method at December 31, 2007

	Entity type at Dec 31, 2007	Economic Interest	Method
North America
Round Mountain Mine	Unincorporated JV	50%	Pro Rata
Hemlo Property Mine	Unincorporated JV	50%	Pro Rata
Marigold Mine	Unincorporated JV	33%	Pro Rata
Cortez Mine[1]	Unincorporated JV	60%	Pro Rata
Turquoise Ridge Mine	Unincorporated JV	75%	Pro Rata
Pueblo Viejo Project	VIE	60%	Consolidation
Donlin Creek Project[2]	VIE	50%	Equity Method
South America
Cerro Casale Project	VIE	51%	Equity Method
Australia
Kalgoorlie Mine	Unincorporated JV	50%	Pro Rata
Porgera Mine[3]	Unincorporated JV	95%	Pro Rata
Reko Diq Project[4]	VIE	37.5%	Equity Method
Africa
Tulawaka Mine	Corporate Joint Venture	70%	Consolidation
Kabanga Project[5]	VIE	50%	Equity Method
Sedibelo Project[6]	Not Applicable	50%	Consolidation
Russia
Fedorova Project[7]	VIE	50%	Consolidation

1	Including Cortez Hills Project.
2	For the period from January 2006 until November 2007, we recorded our proportionate 70% share of project expenditures in project development expense based on the previous joint venture agreement. Effective in November 2007, a new agreement was reached with our partner which caused us to classify our interest as an equity method investment on a prospective basis (note 12).
3	We hold an undivided interest in our share of assets and liabilities at the Porgera mine. In August 2007, we increased our ownership interest from 75% to 95% (note 3E).
4	We hold a 50% interest in Atacama Copper, which has a 75% interest in the Reko Diq project. We use the equity method to account for our interest in Atacama Copper (note 12).
5	In accordance with an agreement with our partner, in 2007 and 2006 our partner was responsible for funding 100% of exploration and project expenditures and we did not record any amounts for our economic interest in this period. After our partner has funded $145 million of exploration and project expenditures we will be responsible for funding our share of future expenditures. At December 31, 2007 our partner had spent $103 million of this funding commitment.
6	Until completion of a bankable feasibility study (“BFS”), we are responsible for funding 100% of project expenditures at the Sedibelo project. In the year ended December 31, 2007, we recorded project development expenses totaling $22 million (2006: $10 million). On completion of a BFS, as part of our earn-in agreement, we are entitled to earn a 50% economic interest in the entity that owns the Sedibelo project and to recoup from our partner their 50% share of the costs to complete the BFS.
7	In accordance with our agreement with minority shareholders, we have an earn-in option for an additional 29% interest in the entity that owns the rights to the Fedorova project (for a total 79% interest), provided that we deliver a BFS by January 1, 2009. We are responsible for funding 100% of project expenditures until the BFS is finalized, and therefore a non-controlling interest has not been recorded through December 31, 2007.

BARRICK YEAR-END 2008	A-8	NOTES TO FINANCIAL STATEMENTS

Entities Consolidated using the Pro Rata Method Income Statement and Cash Flow Information (100%)

For the years ended Dec.31	2007	2006	2005
Revenues	$2,076	$1,776	$1,009
Costs and expenses	(1,665)	(1,457)	(796)

Net income	$411	$319	$213

Operating activities[1]	$147	$473	$318
Investing activities[1]	$(139)	$(284)	$(75)
Financing activities[1,2]	$81	$(185)	$(237)

1	Net cash inflow (outflow).
2	Includes cash flows between the joint ventures and joint venture partners.

Balance Sheet Information (100%)

At December 31	2007	2006
Assets
Inventories	$430	$365
Property, plant and equipment	2,620	2,468
Other assets	462	126

	$3,512	$2,959

Liabilities
Current liabilities	$216	$205
Long-term obligations	267	202
Deferred tax	47	42

	$530	$449

Non-controlling Interests—Income Statement

For the years ended December 31	2007	2006	2005
Pueblo Viejo project	$30	$9	$—
Tulawaka mine	(16)	(8)	(2)
Other	—	—	1

	$14	$1	$(1)

C    Foreign Currency Translation

The functional currency of all our operations is the US dollar. We translate non-US dollar balances into US dollars as follows:

•	Property, plant and equipment, intangible assets and equity method investments using historical rates;

•	Available for sale securities using closing rates with translation gains and losses recorded in other comprehensive income;

•	Asset retirement obligations using historical rates;

•	Long-term debt using closing rates;

•	Deferred tax assets and liabilities using closing rates with translation gains and losses recorded in income tax expense;

BARRICK YEAR-END 2008	A-9	NOTES TO FINANCIAL STATEMENTS

•	Other assets and liabilities using closing rates with translation gains and losses recorded in other income/expense; and

•

Income and expenses using average exchange rates, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

D    Use of Estimates

The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable mineral reserves; fair values of acquired assets and liabilities under business combinations, including the value of mineralized material beyond proven and probable mineral reserves; future costs and expenses to produce proven and probable mineral reserves; future commodity prices for gold, copper, silver and other products; the future cost of asset retirement obligations; amounts and likelihood of contingencies; the fair values of reporting units that include goodwill; and uncertain tax positions. Using these and other estimates and assumptions, we make various decisions in preparing the financial statements including:

•	The treatment of expenditures at mineral properties prior to when production begins as either an asset or an expense (note 15);

•	Whether tangible and intangible long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge (note 15);

•	Our ability to realize deferred income tax assets and amounts recorded for any corresponding valuation allowances (note 23);

•	The useful lives of tangible and intangible long-lived assets and the measurement of amortization (note 15);

•	The fair value of asset retirement obligations (note 21);

•	Whether to record a liability for loss contingencies and the amount of any liability (notes 15 and 28);

•	Whether investments are other than temporarily impaired (note 12);

•	The amount of income tax expense (note 9);

•	Allocations of the purchase price in business combinations to assets and liabilities acquired, including goodwill (notes 3 and 17);

•	Whether any impairments of goodwill have occurred and if so the amounts of impairment charges (note 17);

•	Transfers of value beyond proven and probable reserves to amortized assets (note 15);

•	Amounts recorded for uncertain tax positions (note 23), and

•	The timing and amounts recorded of proceeds for insurable losses under insurance claims (note 15).

As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.

BARRICK YEAR-END 2008	A-10	NOTES TO FINANCIAL STATEMENTS

E    Accounting Changes

Accounting Changes Implemented in 2007

FSP AUG AIR—1—Accounting for Planned Major Maintenance Activities (FSP AIR-1)

On January 1, 2007, we adopted FSP AIR-1 which amends guidance from the AICPA Industry Audit Guide, Audits of Airlines (“Airline Guide”) with respect to planned major maintenance activities and makes this guidance applicable to entities in all industries. Of the three methods of accounting for planned major maintenance allowed by FSP AIR-1, we adopted the built-in overhaul method. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. The estimated cost of the overhaul component included in the purchase price of an asset is set up separately from the cost of the asset and is amortized to the expected date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated. We adopted FSP AIR-1 on January 1, 2007. The implementation of this standard did not have a material impact on our Financial Statements.

FASB Interpretation No. 48—Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48)

In June 2006, the Financial Accounting Standards Board (FASB) issued FIN 48 to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

We adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of FIN 48, no adjustment was required to the liability for unrecognized tax benefits.

Change in Financial Statement Presentation—Derivative Gains and Losses

In 2007, we made a change in the financial statement classification of changes in the fair value of derivative instruments that do not qualify for hedge accounting under FAS 133 (non-hedge derivatives), which was retroactively applied. Prior to this change, we recorded the change in fair value of all non-hedge derivative gains and losses as a component of other income, with the exception of changes in the fair value of embedded derivatives implicit in concentrate sales contracts, which were recorded as a component of revenue.

Beginning in 2007, we record changes in the fair value of non-hedge derivatives in a manner consistent with the intended purpose of the instrument as follows: gold and copper derivative instruments are recorded in revenue; silver and fuel derivative contracts are recorded in cost of sales; interest rate swaps are recorded in interest income or interest expense, depending on the intended purpose of the swap; and share purchase warrants are recorded in other income.

The impact of this change in accounting policy for prior periods was as follows:

For the years ended December 31	Increase (decrease)
	2006	2005
Gold revenue	$8	$(2)
Copper revenue	(14)	—
Cost of sales	5	(16)
Other expense	—	20
Interest income	9	—
Interest expense	—	(4)
Other income	2	2

BARRICK YEAR-END 2008	A-11	NOTES TO FINANCIAL STATEMENTS

Accounting Changes Implemented in 2006

FAS 123R, Accounting for Stock—Based Compensation

On January 1, 2006, we adopted FAS 123R. Prior to this date we applied FAS 123 and accounted for stock options under the intrinsic value method, recording compensation cost for stock options as the excess of the market price of the stock at the grant date of an award over the exercise price. Historically, the exercise price of stock options equaled the market price of the stock at the grant date resulting in no recorded compensation cost. We provided pro forma disclosure of the effect of expensing the fair value of stock options.

We adopted FAS 123R using the modified prospective method, which meant that financial statements for periods prior to adoption were not restated. From January 1, 2006 we recorded compensation expense for all new stock option grants based on the grant date fair value, amortized on a straight-line basis over the vesting period. We also recorded compensation expense for the unvested portion of stock option grants occurring prior to January 1, 2006, based on the grant date fair value that was previously estimated and used to provide for pro forma disclosures for financial statement periods prior to 2006, amortized on a straight-line basis over the remaining vesting period for those unvested stock options. Details of stock-based compensation expense are included in note 26.

The application of FAS 123R to Restricted Share Units (RSUs) and Deferred Share Units (DSUs) did not result in any significant change in the method of accounting for RSUs or DSUs.

FAS 151, Inventory Costs

FAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities.

FAS 151 was applicable prospectively from January 1, 2006 and we modified our inventory accounting policy consistent with its requirements. Under our modified accounting policy for inventory, production-type costs that are considered abnormal are excluded from inventory and charged directly to the cost of sales. Interruptions to normal activity levels at a mine could occur for a variety of reasons including equipment failures and major maintenance activities, strikes, power supply interruptions and adverse weather conditions. When such interruptions occur we evaluate the impact on the cost of inventory produced in the period, and to the extent the actual cost exceeds the cost based on normal capacity we expense any excess directly to cost of sales. The adoption of FAS 151 did not have any significant effect on our financial statements.

FAS 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans

In September 2006, the FASB issued FAS 158 that requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree health care and other post-retirement plans in their financial statements. FAS 158 was developed to respond to concerns that past accounting standards needed to be revisited to improve the transparency and usefulness of the information reported. Under past accounting standards, the funded status of an employer’s post-retirement benefit plan (i.e., the difference between the plan assets and obligations) was not completely reported in the balance sheet. Employers reported an asset or liability that differed from the plan’s funded status because previous accounting standards allowed employers to delay recognition of certain changes in plan assets and obligations that affected the costs of providing such benefits. Past standards only required an employer to disclose the funded status of its plans in the notes to the financial statements.

FAS 158 requires recognition of the funded status of a benefit plan on the balance sheet—measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation, as at the fiscal

BARRICK YEAR-END 2008	A-12	NOTES TO FINANCIAL STATEMENTS

year-end. For a pension plan, the benefit obligation is the projected benefit obligation; for any other post- retirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated post-retirement benefit obligation. FAS 158 also requires recognition, as a component of other comprehensive income, net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recorded as components of net periodic benefit cost. Amounts recorded in accumulated other comprehensive income are adjusted as they are subsequently recorded as components of net periodic cost. FAS 158 requires disclosure of information about certain effects of net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

We adopted the provisions of FAS 158 in 2006, as required, except for the requirement to measure the plan assets and benefit obligations at the fiscal year-end, which is effective in fiscal years ending after December 15, 2008. The adoption of FAS 158 did not significantly impact our financial statements.

SEC Staff Accounting Bulletin No. 108—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108)

In September 2006, the SEC issued SAB 108, which was effective in fourth quarter 2006 for Barrick. SAB 108 addresses the multiple methods used to quantify financial statement misstatements and evaluate the accumulation of misstatements on the balance sheet. SAB 108 requires registrants to evaluate prior period misstatements using both a balance sheet approach (“the iron curtain method”) and an income statement approach (“the rollover method”). Barrick historically used the rollover method in quantifying potential financial statement misstatements. As required by SAB 108, we re-evaluated prior period immaterial errors using the iron curtain method. Based upon the result of our evaluation, we did not identify any material errors or misstatements that were previously deemed not material under the rollover approach.

Accounting Changes Implemented in 2005

EITF 04-6 Accounting for Stripping Costs Incurred During Production in the Mining Industry

In 2005, we adopted EITF 04-6 and changed our accounting policy for stripping costs incurred in the production phase. Prior to adopting EITF 04-6, we capitalized stripping costs incurred in the production phase, and we recorded amortization of the capitalized costs as a component of the cost of inventory produced each period. Under EITF 04-6, stripping costs are recorded directly as a component of the cost of inventory produced each period. Using an effective date of adoption of January 1, 2005, we recorded a decrease in capitalized mining costs of $226 million; an increase in the cost of inventory of $232 million; and a $6 million credit to earnings for the cumulative effect of this change. For 2005, the effect of adopting EITF 04-6 compared to the prior policy was an increase in net income of $44 million ($0.08 per share), excluding the cumulative effect on prior periods.

F    Accounting Developments

FAS 157, Fair Value Measurements (FAS 157)

In September 2006, the FASB issued FAS 157 that provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to ensure that the measurement of fair value is more comparable and consistent, and improve disclosure about fair value measures. As a result of FAS 157, there is now a common definition of fair value to be used throughout US GAAP. FAS 157 applies whenever US GAAP requires (or permits) measurement of assets or liabilities at fair value. FAS 157 does not address when the use of fair value measurements is required.

In December 2007 the FASB issued FSP FAS 157-b, which provided a one year deferral until January 1, 2009 for the implementation of FAS 157 for non-financial assets and liabilities. The deferral is intended to provide the FASB additional time to consider the effects of various implementation issues that have arisen, or that may arise, from the application of FAS 157. Barrick is required to implement FAS 157 for financial assets

BARRICK YEAR-END 2008	A-13	NOTES TO FINANCIAL STATEMENTS

and liabilities that are carried at fair value effective January 1, 2008. We do not expect the adoption of FAS 157 to have any significant impact on valuations of investments or derivative instruments.

FAS 159—The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)

In February 2007 the FASB issued FAS 159, which allows an irrevocable option, Fair Value Option (FVO), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings. The objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

Under FAS 159 an entity must elect whether to use the FVO on the date an item is initially recognized, with limited exceptions. Since the FVO is an instrument-by-instrument election, companies may record identical financial assets and liabilities either at fair value or on another measurement basis permitted by US GAAP, such as amortized cost. One exception to the instrument-by-instrument guidance is that for investments that would otherwise fall under equity method accounting, the election must be made for all of the investor’s financial interests (equity and debt, including guarantees) in the same entity.

FAS 159 will be effective for Barrick beginning in first quarter 2008 and must be applied prospectively. Barrick will not adopt the FVO on its eligible financial instruments, which include available-for-sale securities, equity method investments and long-term debt, existing as at January 1, 2008.

FAS 141(R), Business Combinations (FAS 141(R))

In December 2007 the FASB issued FAS 141(R), which will replace FAS 141 prospectively for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.

The more significant changes that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under FAS 141 these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)

In December 2007 the FASB issued FAS 160, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, non-controlling interests will be measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, FAS 160 will change the manner in which increases/decreases in

BARRICK YEAR-END 2008	A-14	NOTES TO FINANCIAL STATEMENTS

ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

G    Other Notes to the Financial Statements

BARRICK YEAR-END 2008	A-15	NOTES TO FINANCIAL STATEMENTS

3 > SIGNIFICANT ACQUISITIONS AND DIVESTITURES

For the years ended December 31	2007	2006	2005
Cash paid on acquisition[1]
Arizona Star	$722	$—	$—
Porgera (additional 20% interest)	259	—	—
Kainantu	135	—	—
Pioneer Metals	6	48	—
Placer Dome	—	160	—

	$1,122	$208	$—

Cash proceeds on sale[1]
Celtic[2]	21	—	—
Paddington Mill[3]	30	—	—
Grace Claim[3]	54	—	—

	$105	$—	$—

Cash proceeds on sale of discontinued operations
South Deep mine	$—	$1,209	$—
Operations sold to Goldcorp	—	1,619	—

	$—	$2,828	$—

1	All amounts are presented net of cash acquired/divested. Potential deferred tax adjustments may arise from these acquisitions.
2	Included within investment sales in the Consolidated Statement of Cash Flow
3	Included within Property, Plant and Equipment sales in the Consolidated Statement of Cash flow

A    Acquisition of 40% Interest in Cortez

In February 2008, our subsidiary, Barrick Gold Finance Inc., entered into a definitive purchase agreement with Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto plc (“Rio Tinto”) to acquire its 40% interest in the Cortez property for $1.695 billion in cash consideration, due on closing, with a further $50 million payable if and when we add an additional 12 million ounces of contained gold resources to our December 31, 2007 reserve statement for Cortez. A sliding scale royalty is payable to Rio Tinto on 40% of all production in excess of 15 million ounces on and after January 1, 2008. The acquisition will consolidate 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills development project plus any future potential from the property. We expect to fund the purchase price through a combination of our existing cash balances and by drawing down our line of credit. The agreement is subject to the normal and customary closing conditions and is expected to close in the first quarter of 2008.

B    Acquisition of Arizona Star Resources Corporation (“Arizona Star”)

On December 19, 2007, we paid $722 million which reflects the purchase price net of cash acquired of $8 million, for 40.7 million common shares of Arizona Star. These shares represent 94% of the outstanding common shares of Arizona Star on a fully-diluted basis. It is our intention to acquire the remaining outstanding Arizona Star common shares by way of a compulsory acquisition. The Offer price for Arizona Star’s common shares was CDN$18.00. Arizona Star owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile. The acquisition of Arizona Star has been accounted for as an asset purchase. The purchase price allocation will be finalized in 2008 with the determination of the deferred tax portion, if any.

BARRICK YEAR-END 2008	A-16	NOTES TO FINANCIAL STATEMENTS

Purchase Cost

Purchase cost per agreement	$728
Purchase price adjustments and transaction costs	2
Less: cash acquired	(8)

$722

Preliminary Purchase Price Allocation

Equity investment in Cerro Casale project	$732

Total assets	732

Accounts payable	8
Non-controlling interest	2

Total liabilities	10

Net assets acquired	$722

C    Kainantu Acquisition

On December 12, 2007 we completed the acquisition of the Kainantu mineral property and various exploration licenses in Papua New Guinea from Highlands Pacific Limited for $135 million in cash, which reflects the purchase price, net of $7 million withheld pending certain permit renewals. The acquisition has been accounted for as a purchase of assets. The purchase price allocation will be finalized in 2008.

D    Sale of Paddington Mill

In 2007, we completed the sale of the Paddington mill and associated land tenements in Australia to Norton Goldfields Limited and the sale of certain land tenements to Apex Minerals for total proceeds of $32 million, $30 million in cash and $2 million in Apex Minerals NL shares, respectively. We recorded a gain of $8 million in other income on closing.

E    Porgera Mine Acquisition

In 2007, we completed the acquisition of an additional 20% interest in the Porgera mine in Papua New Guinea from Emperor Mines Limited, for cash consideration of $259 million. The acquisition has been accounted for as a business combination. Following this transaction our interest in the Porgera mine increased from 75% to 95%. The Government of Papua New Guinea holds the remaining 5% undivided interest in Porgera. We have entered into a call option deed regarding the possible sale of up to a 5% interest to the Government of Papua New Guinea, for the proportionate acquisition cost paid by Barrick.

Purchase Cost

Purchase cost per agreement with Emperor Mines Limited	$250
Purchase price adjustments and transaction costs	14
Less: cash acquired	(5)

$259

BARRICK YEAR-END 2008	A-17	NOTES TO FINANCIAL STATEMENTS

Summary Purchase Price Allocation

Inventories	$17
Other current assets	2
Property, plant and equipment	145
Non-current ore in stockpiles	60
Deferred tax assets	20
Goodwill	34

Total assets	278

Current liabilities	11
Asset retirement obligations	8

Total liabilities	19

Net assets acquired	$259

F    Acquisition of Pioneer Metals Inc. (“Pioneer”)

In 2006, we acquired control of Pioneer through the acquisition of 59.2 million shares, representing approximately 91% of the outstanding shares of Pioneer, for cash consideration of $54 million. Pioneer had a portfolio of exploration properties and interests, including the Grace property which is adjacent to NovaGold Resources Inc.’s (“NovaGold”) Galore Creek project. In 2007, we acquired all of the remaining outstanding shares of Pioneer for cash consideration of $6 million and recorded purchase price adjustments totaling $3 million.

Purchase Cost

Purchase cost	$63
Less: cash acquired	(9)

$54

The acquisition has been accounted for as a purchase of assets. The purchase price allocation was as follows:

Summary Purchase Price Allocation

Property, plant and equipment	69

Total assets	69

Current liabilities	—
Deferred tax liabilities	15

Total liabilities	15

Net assets acquired	$54

In third quarter 2007 we sold the Grace property to NovaGold for cash proceeds of $54 million. There was no after-tax gain or loss arising on closing.

BARRICK YEAR-END 2008	A-18	NOTES TO FINANCIAL STATEMENTS

G    Acquisition of Placer Dome Inc. (“Placer Dome”)

In first quarter 2006 we acquired 100% of the outstanding common shares of Placer Dome. Placer Dome was one of the world’s largest gold mining companies. It had 12 mining operations based in North America, South America, Africa and Australia/Papua New Guinea, as well as four projects that are in various stages of exploration/development. Its most significant mines were Cortez in the United States, Zaldívar in Chile, Porgera in Papua New Guinea, North Mara in Tanzania and South Deep in South Africa. The most significant projects are Cortez Hills and Donlin Creek LLC (“Donlin Creek”) in the United States, and Pueblo Viejo in the Dominican Republic. The business combination between ourselves and Placer Dome was an opportunity to create a Canadian-based leader in the global gold mining industry, which strengthens our competitive position, including in respect of gold reserves, gold production, growth opportunities, and balance sheet strength.

Accounting for the Placer Dome Acquisition

The Placer Dome acquisition has been accounted for as a purchase business combination, with Barrick as the accounting acquirer. We acquired Placer Dome on January 20, 2006, with the results of operations of Placer Dome consolidated from January 20, 2006 onwards. The purchase cost was $10 billion and was funded through a combination of common shares issued, the drawdown of a $1 billion credit facility, and cash resources.

Value of 322.8 million Barrick common shares issued at $27.14 per share[1]	$8,761
Value of 2.7 million fully vested stock options	22
Cash	1,239
Transaction costs	32

$10,054

1	The measurement of the common share component of the purchase consideration represents the average closing price on the New York Stock Exchange for the two days prior to and two days after the public announcement on December 22, 2005 of our final offer for Placer Dome.

In accordance with the purchase method of accounting, the purchase cost was allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. The estimated fair values were based on a combination of independent appraisals and internal estimates. The excess of purchase cost over the net identifiable tangible and intangible assets acquired represents goodwill. Goodwill arising on the acquisition of Placer Dome principally represents the ability for the company to continue as a going concern by finding new mineral reserves as well as the value of synergies that we expect to realize as a direct consequence of the acquisition of Placer Dome. Details of the allocation of goodwill arising on acquisition are included in note 17.

On the acquisition of Placer Dome in first quarter 2006, we completed a preliminary purchase price allocation for assets and liabilities acquired. Amortization expense for the first three quarters of 2006 was based on this preliminary purchase price allocation. In fourth quarter 2006, we completed final purchase price allocations and updated our calculations of amortization expense prospectively. The effect of the final purchase price allocation on the amount of amortization expense recorded in 2007 compared to amounts recorded in 2006 based on the preliminary allocation, was an increase of $189 million.

BARRICK YEAR-END 2008	A-19	NOTES TO FINANCIAL STATEMENTS

The principal valuation methods for major classes of assets and liabilities were:

Inventory	Finished goods and work in process valued at estimated selling prices less disposal costs, costs to complete and a reasonable profit allowance for the completing and selling effort.

Building and equipment	Reproduction and/or replacement cost or market value for current function and service potential, adjusted for physical, functional and economic obsolescence.

Proven and probable reserves and value beyond proven and probable reserves at producing mines	Multi-period excess earnings approach considering the prospective level of cash flows and fair value of other assets at each mine.

Development projects	Discounted future cash flows considering the prospective level of cash flows from future operations and necessary capital cost expenditures.

Exploration properties	Appraised values considering costs incurred, earn-in agreements and comparable market transactions, where applicable.

Long-term debt and derivative instruments	Estimated fair values consistent with the methods disclosed in note 20C.

Asset retirement obligations	Estimated fair values consistent with the methods disclosed in note 21.

Final Summary Purchase Price Allocation

Cash	$1,102
Inventories	428
Other current assets	198
Property, plant and equipment
Buildings, plant and equipment	2,946
Proven and probable reserves	1,571
Value beyond proven and probable reserves	419
Intangible assets	85
Assets of discontinued operations[1]	1,744
Deferred tax assets	93
Other assets	254
Goodwill	6,506

Total assets	15,346

Current liabilities	669
Liabilities of discontinued operations[1]	107
Derivative instrument liabilities	1,729
Long-term debt	1,252
Asset retirement obligations	387
Deferred income tax liabilities	686

Total liabilities	4,830

Non-controlling interests	462

Net assets acquired	$10,054

1	Includes operations that were sold to Goldcorp Inc.

BARRICK YEAR-END 2008	A-20	NOTES TO FINANCIAL STATEMENTS

At acquisition we recorded liabilities totaling $48 million that primarily relate to employee severance at Placer Dome offices that were closed during the year. All amounts were settled by the end of 2007.

H    Discontinued Operations

Results of Discontinued Operations

For the years ended Dec.31	2007	2006	2005
Gold sales
South Deep operations	$—	$158	$—
Operations sold to Goldcorp	—	83	—

	$—	$241	$—

Income before tax
South Deep	9	8	—
Gain on sale of South Deep	—	288
Operations sold to Goldcorp	—	1	—

	$9	$297	$—

South Deep

On December 1, 2006, we sold our 50% interest in the South Deep mine in South Africa to Gold Fields Limited (“Gold Fields”). The consideration on closing was $1,517 million, of which $1,209 million was received in cash and $308 million in Gold Fields shares. On closing we recorded a gain of $288 million, representing the consideration received less transaction costs and the carrying amount of net assets of South Deep, including goodwill relating to South Deep of $651 million.

The results of the operations of South Deep in 2006 are presented under “discontinued operations” in the income statement and cash flow statement. As required by accounting rules applicable to discontinued operations, amortization of property, plant and equipment at South Deep ceased on September 1, 2006, the date when they were classified as held for sale, and we allocated interest expense of $2 million to these discontinued operations.

In second quarter 2006, a loaded skip and 6.7 kilometers of rope fell 1.6 kilometers down the South Deep mine’s Twin Shaft complex during routine maintenance, causing extensive damage but no injuries. Repair costs for assets that were damaged were expensed as incurred. We were insured for property damage and a portion of business interruption losses. In fourth quarter 2006 we recorded a receivable for insurance recoveries of $12 million related to this incident. In second quarter 2007, a final settlement was reached with Gold Fields on the allocation of insurance proceeds and, as a result, we recorded further proceeds of $9 million within income from discontinued operations. During the third quarter, $21 million was received in cash and has been classified under Cash Flows of Discontinued Operations in our Consolidated Statement of Cash Flows.

Operations Sold to Goldcorp

In second quarter 2006, we sold all of Placer Dome’s Canadian properties and operations (other than Placer Dome’s office in Vancouver), including all mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, 40% of Placer Dome’s interest in the Pueblo Viejo project in the Dominican Republic, certain related assets and, our share in Agua de la Falda S.A., which included our interest in the Jeronimo project, to Goldcorp Inc. (“Goldcorp”) (collectively, the “Operations sold to Goldcorp”). Goldcorp is responsible for all liabilities relating solely to these properties and operations, including employment commitments and environmental, closure and reclamation liabilities.

BARRICK YEAR-END 2008	A-21	NOTES TO FINANCIAL STATEMENTS

The sales proceeds for the operations sold to Goldcorp were $1,641 million. The aggregate net amount of assets and liabilities of these operations were recorded in the purchase price allocation at $1,641 million based on the terms of the sale agreement with Goldcorp that was in place at the time we acquired Placer Dome. The results of the operations sold to Goldcorp were included under “discontinued operations” in the income statement and cash flow statement until closing. Interest expense of $21 million was allocated to the results from the operations sold to Goldcorp. No gain or loss arose on closing of the sale.

4 > SEGMENT INFORMATION

Income Statement Information

	Sales			Segment cost of sales			Segment income[1]
For the years ended December 31	2007	2006	2005	2007	2006	2005	2007	2006	2005
Gold
North America	$2,001	$1,791	$1,247	$1,194	$1,052	$693	$493	$492	$341
South America	1,306	1,131	506	408	311	137	664	693	268
Australia Pacific	1,292	1,144	411	945	757	260	108	201	105
Africa	428	427	184	295	228	108	55	111	27
Copper
South America	1,065	955	—	233	283	—	752	621	—
Australia Pacific	240	182	—	109	110	—	92	55	—

	$6,332	$5,630	$2,348	$3,184	$2,741	$1,198	$2,164	$2,173	$741

1	Segment income represents segment sales, less cost of sales and amortization.

Income Statement Information (cont’d)

	Exploration[1]			Regional business unit costs[1]
For the years ended December 31	2007	2006	2005	2007	2006	2005
North America	$70	$64	$34	$27	$32	$16
South America	40	22	19	23	19	6
Australia Pacific	46	44	13	38	38	16
Africa	15	22	34	11	1	—
Other expenses outside reportable segments	8	19	9	—	—	—

	$179	$171	$109	$99	$90	$38

1	Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.

BARRICK YEAR-END 2008	A-22	NOTES TO FINANCIAL STATEMENTS

Geographic Information

	Long-lived assets[1]			Sales[2]
For the years ended Dec.31	2007	2006	2005	2007	2006	2005
North America
United States	$2,638	$2,518	$1,431	$1,882	$1,702	$1,068
Canada	1,528	976	313	119	89	179
Dominican Republic	139	78	—	—	—	—
South America
Peru	392	492	540	1,033	878	506
Chile	1,764	1,599	269	1,065	955	—
Argentina	1,048	1,014	843	273	253	—
Australia Pacific
Australia	1,724	2,142	815	1,250	1,116	411
Papua New Guinea	702	438	—	282	210	—
Africa
Tanzania	1,336	993	669	428	427	184
Other	477	534	301	—	—	—

	$11,748	$10,784	$5,181	$6,332	$5,630	$2,348

1	Long-lived assets include property, plant and equipment and other tangible non-current assets.
2	Presented based on the location in which the sale originated.

Reconciliation of Segment Income to Income from Continuing Operations Before Income Taxes and Other Items

For the years ended Dec.31	2007	2006	2005
Segment income	$2,164	$2,173	$741
Amortization of corporate assets	(20)	(19)	(18)
Exploration	(179)	(171)	(109)
Project development expense	(188)	(119)	(32)
Corporate administration	(155)	(142)	(71)
Other expenses	(208)	(216)	(114)
Impairment charges[1]	(65)	(23)	(16)
Interest income	141	110	38
Interest expense	(113)	(126)	(3)
Other income	103	93	46

Income from continuing operations before income taxes and other items	$1,480	$1,560	$462

1	In 2007, impairment charges include $42 million of goodwill impairments in the North America region.

BARRICK YEAR-END 2008	A-23	NOTES TO FINANCIAL STATEMENTS

Asset Information

	Segment long-lived assets			Amortization			Segment capital expenditures[1]
For the years ended Dec.31	2007	2006	2005	2007	2006	2005	2007	2006	2005
Gold
North America	$4,305	$3,572	$1,744	$314	$247	$213	$236	$226	$218
South America	1,922	1,829	1,652	234	127	101	343	343	525
Australia Pacific	2,310	2,434	815	239	186	46	208	313	308
Africa	1,336	993	669	78	88	49	240	93	45
Copper
South America	1,282	1,276	—	80	51	—	27	17	—
Australia Pacific	116	146	—	39	17	—	11	22	—

Segment total	11,271	10,250	4,880	984	716	409	1,065	1,014	1,096
Cash and equivalents	2,207	3,043	1,037	—	—	—	—	—	—
Other current assets	2,081	1,753	711	—	—	—	—	—	—
Intangible assets	68	75	—	—	—	—	—	—	—
Goodwill	5,847	5,855	—	—	—	—	—	—	—

Other items not allocated to segments	477	534	301	20	19	18	25	17	8

Enterprise total	$21,951	$21,510	$6,929	$1,004	$735	$427	$1,090	$1,031	$1,104

1	Segment capital expenditures are presented on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flows are presented on a cash basis. In 2007, cash expenditures were $1,046 million (2006: $1,087 million; 2005: $1,104 million) and the increase in accrued expenditures were $44 million (2006: $(56) million; 2005: nil).

5 > REVENUE AND GOLD SALES CONTRACTS

For the years ended Dec.31	2007	2006	2005
Gold bullion sales[1]
Spot market sales	$3,823	$3,957	$1,938
Gold sales contracts	1,026	369	300

	4,849	4,326	2,238
Concentrate sales[2]	178	167	110

	$5,027	$4,493	$2,348

Copper sales[1],3
Copper cathode sales	$1,063	$937	$—
Concentrate sales	242	200	—

	$1,305	$1,137	$—

1	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 20C and 25).
2	Gold sales include gains and losses on gold derivative contracts which have been economically offset, but not yet settled, and on embedded derivatives in smelting contracts: 2007: $4 million loss (2006: $4 million gain; 2005: $3 million gain).
3	Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment and on embedded derivatives in copper smelting contracts: 2007: $53 million gain (2006: $14 million loss; 2005: $nil).

BARRICK YEAR-END 2008	A-24	NOTES TO FINANCIAL STATEMENTS

Principal Products

All of our gold mining operations produce gold in doré form, except Eskay Creek, which produces gold concentrate and gold doré; Bulyanhulu which produces both gold doré and gold concentrate; and Osborne which produces a concentrate that contains both gold and copper. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Gold concentrate is a processing product containing the valuable ore mineral (gold) from which most of the waste mineral has been eliminated, that undergoes a smelting process to convert it into gold bullion. Gold bullion is sold primarily in the London spot market or under gold sales contracts. Gold concentrate is sold to third-party smelters. At our Zaldívar mine we produce pure copper cathode, which consists of 99.9% copper, a form that is deliverable for sale in world metals exchanges.

Revenue Recognition

We record revenue when the following conditions are met: persuasive evidence of an arrangement exists; delivery and transfer of title (gold revenue only) have occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured. Revenue in 2007 is presented net of direct sales taxes of $15 million (2006: $16 million; 2005: $nil).

Gold Bullion Sales

We record revenue from gold and silver bullion sales at the time of physical delivery, which is also the date that title to the gold or silver passes. The sales price is fixed at the delivery date based on either the terms of gold sales contracts or the gold spot price. Incidental revenues from the sale of by-products such as silver are classified within cost of sales.

Gold Sales Contracts

At December 31, 2006, we had 2.5 million ounces of Corporate Gold Sales Contracts. We delivered 2.5 million ounces into the Corporate Gold Sales Contracts at an average price of $404 per ounce in the first half of 2007. At December 31, 2007, there were no remaining Corporate Gold Sales Contracts. At December 31, 2007, we had Project Gold Sales Contracts with various customers for a total of 9.5 million ounces of future gold production of which 1.7 million ounces are at floating spot prices.

The terms of gold sales contracts are governed by master trading agreements (MTAs) that we have in place with customers. The contracts have final delivery dates primarily over the next 10 years, but we have the right to settle these contracts at any time over this period. Contract prices are established at inception through to an interim date. If we do not deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the MTAs which have contractually agreed price adjustment mechanisms based on the market gold price. The MTAs have both fixed and floating price mechanisms. The fixed-price mechanism represents the market price at the start date (or previous interim date) of the contract plus a premium based on the difference between the forward price of gold and the current market price. If at an interim date we opt for a floating price, the floating price represents the spot market price at the time of delivery of gold adjusted based on the difference between the previously fixed price and the market gold price at that interim date. The final realized selling price under a contract primarily depends upon the timing of the actual future delivery date, the market price of gold at the start of the contract and the actual amount of the premium of the forward price of gold over the spot price of gold for the periods that fixed selling prices are set.

Mark-to-Market Value

$ millions	Total ounces in millions	At Dec.31, 2007 value[1]
Project Gold Sales Contracts	9.5	$(4,626)

1	At a spot gold price of $834 per ounce.

BARRICK YEAR-END 2008	A-25	NOTES TO FINANCIAL STATEMENTS

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when title passes to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. The notional amount outstanding in accounts receivable is typically between ten and fifteen thousand ounces of gold and four and seven million pounds of copper.

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment when risk of loss passes to the customer, and collectability is reasonably assured. Revenue is measured using forward market prices on the expected date that final selling prices will be fixed. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. The notional amount outstanding in accounts receivable is between twenty and thirty million pounds of copper.

6 > COST OF SALES

	Gold			Copper
For the years ended Dec.31	2007	2006	2005	2007	2006	2005
Cost of goods sold[1]	$2,757	$2,294	$1,249	$337	$390	$—
By-product revenues[2,3]	(105)	(123)	(132)	(2)	(1)	—
Royalty expense	161	150	63	7	4	—
Mining production taxes	29	27	18	—	—	—

	$2,842	$2,348	$1,198	$342	$393	$—

1	Cost of goods sold includes accretion expense at producing mines of $40 million (2006: $31 million; 2005: $11 million). Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $13 million in 2007; $28 million in 2006 and $15 million in 2005. The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $984 million in 2007; $716 million in 2006 and $409 million in 2005.
2	We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At December 31, 2007, we had sales contract commitments to deliver 18.2 million ounces of silver over periods up to 10 years. The mark-to-market on silver sales contracts at December 31, 2007 was negative $111 million (2006: negative $100 million; 2005: $52 million).
3	By-product credits include gains and losses on economic silver hedges that do not qualify for hedge accounting treatment: 2007: $nil (2006: $5 million loss; 2005: $nil).

BARRICK YEAR-END 2008	A-26	NOTES TO FINANCIAL STATEMENTS

Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The most significant royalties are at the Goldstrike, Bulyanhulu and Veladero mines and the Pascua-Lama project. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Other types of royalties include:

•	Net profits interest (NPI) royalty,

•	Net smelter return sliding scale (NSRSS) royalty,

•	Gross proceeds sliding scale (GPSS) royalty,

•	Gross smelter return (GSR) royalty,

•	Net value (NV) royalty, and a

•	Land tenement (LT) royalty

Royalty expense is recorded at the time of sale of gold production, measured using the applicable royalty percentage for NSR royalties or estimates of NPI amounts.

Producing mines	Type of royalty
North America
Goldstrike	0%-5% NSR, 0%-6% NPI
Eskay Creek	1% NSR
Williams	1.5% NSR, 0.5% NV, 1% NV
David Bell	3% NSR
Round Mountain	3.53%-6.35% NSRSS
Bald Mountain	3.5%-4% NSR
Ruby Hill	3% modified NSR
Cortez	1.5% GSR
Cortez—Pipeline/South Pipeline deposit	0.4%-5% GSR
Cortez—portion of Pipeline/South Pipeline deposit	5% NV
South America
Veladero	3.75% modified NSR
Lagunas Norte	2.51% NSR
Australia
Porgera	2% NSR
Queensland and Western Australia production	2.5%-2.7% of gold revenue
Africa
Bulyanhulu	3% NSR
North Mara	3% NSR
North Mara—Gokona pit	3% NSR, 1.1% LT

BARRICK YEAR-END 2008	A-27	NOTES TO FINANCIAL STATEMENTS

7 > EXPLORATION AND PROJECT DEVELOPMENT EXPENSE

For the years ended Dec. 31	2007	2006	2005
Exploration:
Minesite exploration	$63	$54	$27
Projects	116	117	82

	$179	$171	$109

Project development expense:
Pueblo Viejo[1]	67	25	—
Donlin Creek[2]	32	37	—
Sedibelo	22	10	—
Fedorova	18	—	—
Buzwagi	5	12	5
Pascua-Lama	12	8	7
Cowal[3]	—	1	9
Other	32	26	11

	$188	$119	$32

1	Represents 100% of project expenditures. We record a non-controlling interest credit for our partner’s share of expenditures within “non-controlling interests” in the income statement.
2	Amounts for 2007 include a recovery of $64 million of cumulative project costs from our partner. See note 12 for further details.
3	The Cowal mine began production in second quarter 2006.

Accounting Policy

We capitalize costs incurred at projects that meet the definition of an asset after mineralization is classified as proven and probable gold reserves (as defined by United States reporting standards). Before classifying mineralization as proven and probable reserves, costs incurred at projects are considered project development expenses that are expensed as incurred. Project costs include: drilling costs; costs to prepare engineering scoping and feasibility studies; metallurgical testing; permitting; and sample mining. The cost of start-up activities at mines and projects such as recruiting and training are also expensed as incurred within project development expense. Drilling costs incurred at our operating mines are expensed as incurred as mine site exploration expense, unless we can conclude with a high degree of confidence, prior to the commencement of a drilling program, that the drilling costs will result in the conversion of a mineral resource into a proven and probable reserve. Our assessment of confidence is based on the following factors: results from previous drill programs; results from geological models; results from a mine scoping study confirming economic viability of the resource; and preliminary estimates of mine inventory, ore grade, cash flow and mine life. The costs of a drilling program that meets our highly confident threshold are capitalized as mine development costs.

The Pueblo Viejo, Donlin Creek, Sedibelo, and Fedorova projects are in various stages and none of the projects had met the criteria for cost capitalization at December 31, 2007. The Reko Diq project is owned through an equity investee and project expenses are included in “equity investees” in the income statement (see note 12).

Effective May 1, 2007, we determined that mineralization at Buzwagi met the definition of proven and probable reserves for United States reporting purposes. Following this determination, we began capitalizing costs that meet the definition of an asset at Buzwagi.

Funding of our partner’s share of ongoing project expenses for Donlin Creek, which is recoverable from the other partner, is shown under loans issued to joint venture partners under investing activities in the cash flow statement.

BARRICK YEAR-END 2008	A-28	NOTES TO FINANCIAL STATEMENTS

8 > OTHER EXPENSE

A    Other Expenses

For the years ended Dec.31	2007	2006	2005
Regional business unit costs[1]	$99	$90	$38
Community development costs[2]	28	15	—
Environmental costs	15	11	17
World Gold Council fees	12	13	10
Changes in estimate of AROs at closed mines[3]	6	53	15
Accretion expense at closed mines (note 21)	10	8	10
Non-hedge derivative losses (note 20C)	8	—	12
Currency translation losses	1	—	—
Pension and other post-retirement benefit expense (notes 27B and 27E)[4]	5	3	8
Other items	24	23	4

	$208	$216	$114

1	Relates to costs incurred at regional business unit offices.
2	In 2007, amounts relate to community programs in Peru, Tanzania and Papua New Guinea. In 2006, amounts related to community programs in Peru and Tanzania.
3	In 2006, amount relates to change in estimate of the ARO at the Nickel Plate property In British Columbia, Canada.
4	For the year ended December 31, 2007, $nil million of pension credit that relates to active employees at producing mines is included in cost of sales (2006: $4 million; 2005: $nil), and $nil million is included in corporate administration (2006: $2 million; 2005: $nil).

Environmental Costs

During the production phases of a mine, we incur and expense the cost of various activities connected with environmental aspects of normal operations, including compliance with and monitoring of environmental regulations; disposal of hazardous waste produced from normal operations; and operation of equipment designed to reduce or eliminate environmental effects. In limited circumstances, costs to acquire and install plant and equipment are capitalized during the production phase of a mine if the costs are expected to mitigate risk or prevent future environmental contamination from normal operations.

When a contingent loss arises from the improper use of an asset, a loss accrual is recorded if the loss is probable and reasonably estimable. Amounts recorded are measured on an undiscounted basis, and adjusted as further information develops or if circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when receipt is deemed probable.

B    Impairment Charges

For the years ended Dec.31	2007	2006	2005
Impairment of goodwill (note 17) [1]	$42	$—	$—
Impairment charges on investments (note 12) [2]	23	6	16
Impairment of long-lived assets[3]	—	17	—

	$65	$23	$16

1	In 2007, the carrying amounts of Eskay Creek and Golden Sunlight were tested for impairment as part of the annual goodwill impairment test. Impairment charges of $7 million and $35 million respectively, were recorded to reduce the carrying amount for goodwill to its implied fair value.

BARRICK YEAR-END 2008	A-29	NOTES TO FINANCIAL STATEMENTS

2	In 2007, we recorded an impairment charge on Asset Backed Commercial Paper of $20 million.
3	In 2006, the carrying amount of Cuerpo Sur, an extension of Pierina, was tested for impairment on completion of the annual life of mine planning process. An impairment charge of $17 million was recorded to reduce the carrying amount to the estimated fair value.

C    Other Income

For the years ended Dec.31	2007	2006	2005
Non-hedge derivative gains (note 20C)	$—	$2	$—
Currency translation gains	—	2	3
Gains on sale of assets[1]	2	9	5
Gains on sale of investments (note 12)	71	6	17
Gain on vend-in to Highland Gold (note 12)	—	51	—
Royalty income	17	10	6
Sale of water rights	5	5	—
Other	8	8	15

	$103	$93	$46

1	In 2007, we sold certain properties in South America and Australia, including an $8 million gain on the sale of the Paddington Mill. In 2006, we sold certain properties in Canada and Chile. In 2005, we sold some land positions in Australia.

9 > INCOME TAX EXPENSE

For the years ended Dec.31	2007	2006	2005
Current
Canada	$(3)	$13	$(3)
International	518	444	93

	$515	$457	$90

Deferred
Canada	$19	$(131)	$(6)
International	(25)	46	(8)

	$(6)	$(85)	$(14)

Income tax expense before elements below	$509	$372	$76
Net currency translation gains on deferred tax balances	(76)	(5)	(11)
Canadian tax rate changes	64	12	—
Change in tax status in Australia	—	(31)	(5)
Release of end of year valuation allowances—Tanzania	(156)	—	—

Total expense	$341	$348	$60

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Canadian deferred tax assets with a carrying amount of approximately $439 million and Australian deferred tax liabilities with a carrying amount of approximately $95 million. In 2007, the appreciation of the Canadian and Australian dollar against the US dollar resulted in net translation gains arising totaling $76 million. These gains are included within deferred tax expense/recovery.

BARRICK YEAR-END 2008	A-30	NOTES TO FINANCIAL STATEMENTS

Canadian Tax Rate Changes

In the second and fourth quarters of 2007 and the second quarter of 2006, federal rate changes were enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $64 million in 2007 and $35 million in 2006 that was recorded as a component of deferred income tax expense. Also in second quarter 2006, on change of tax status of a Canadian subsidiary, we recorded a deferred income tax credit of $23 million to reflect the impact on the measurement of deferred income tax assets and liabilities.

Change in Tax Status in Australia

In first quarter 2006, an interpretative decision (“ID”) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on intercompany debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million reduction of deferred tax liabilities.

Release of Tanzanian Valuation Allowances

In 2007, we released $156 million of end of year deferred tax valuation allowances in Tanzania due to the impact of higher market gold prices.

Reconciliation to Canadian Statutory Rate

For the years ended Dec.31	2007	2006	2005
At 36.12% (2006 36.12% and 2005: 38%) statutory rate	$535	$563	$176
Increase (decrease) due to:
Allowances and special tax deductions[1]	(99)	(55)	(92)
Impact of foreign tax rates[2]	38	(131)	(54)
Expenses not tax-deductible	63	20	9
Net currency translation gains on deferred tax balances	(76)	(5)	(11)
Release of end of year valuation allowances—Tanzania	(156)	—	—
Release of valuation allowances—Other	(88)	(53)	(32)
Valuation allowances set up against current year tax losses	5	7	59
Impact of changes in tax status in Australia	—	(31)	(5)
Canadian tax rate changes	64	12	—
Withholding taxes	17	19	8
Mining taxes	19	9	1
Other items	19	(7)	1

Income tax expense	$341	$348	$60

1	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
2	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate. Additionally, we have reinvested earnings and cash flow generated by the Zaldívar mine in Chile to fund a portion of the construction cost of Pascua-Lama. The reinvestment of these earnings and cash flow resulted in a lower tax rate applied for the period. Amounts in 2007 included the impact of losses realized on deliveries into corporate gold sales contracts in a low tax jurisdiction.

BARRICK YEAR-END 2008	A-31	NOTES TO FINANCIAL STATEMENTS

10 > EARNINGS PER SHARE

For the years ended Dec.31 ($ millions, except shares in millions and per share amounts in dollars)	2007		2006		2005
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Income from continuing operations	$1,110	$1,110	$1,209	$1,209	$395	$395
Plus: interest on convertible debentures	—	2	—	4	—	—

Income available to common shareholders and after assumed conversions	1,110	1,112	1,209	1,213	395	395
Income from discontinued operations	9	9	297	297	—	—

Income before cumulative effect of changes in accounting principles	1,119	1,121	1,506	1,510	395	395
Cumulative effect of changes in accounting principles	—	—	—	—	6	6

Net income	$1,119	$1,121	$1,506	$1,510	$401	$401

Weighted average shares outstanding	867	867	842	842	536	536
Effect of dilutive securities
Stock options	—	3	—	4	—	2
Convertible debentures	—	9	—	9	—	—

	867	879	842	855	536	538

Earnings per share
Income from continuing operations	$1.28	$1.27	$1.44	$1.42	$0.74	$0.73
Income before cumulative effect of changes in accounting principles	$1.29	$1.28	$1.79	$1.77	$0.74	$0.73
Net income	$1.29	$1.28	$1.79	$1.77	$0.75	$0.75

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. For convertible debentures, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the as if converted method. The incremental number of common shares issued is included in the number of weighted average shares outstanding and interest on the convertible debentures is excluded from the calculation of income.

BARRICK YEAR-END 2008	A-32	NOTES TO FINANCIAL STATEMENTS

11 > CASH FLOW—OTHER ITEMS

A    Operating Cash Flows—Other Items

For the years ended Dec.31	2007	2006	2005
Adjustments for non-cash income statement items:
Currency translation (gains) losses (note 8A and 8C)	1	(2)	(3)
Accretion expense (note 21)	50	39	21
Cumulative accounting changes	—	—	(6)
Amortization of discount/premium on debt securities (note 20B)	(3)	(12)	—
Amortization of debt issue costs (note 20B)	9	12	2
Stock option expense (note 26)	25	27	—
Non-hedge derivative gold options	30	14	—
Hedge losses on acquired gold hedge position	2	165	—
Gain on Highland vend-in (note 8C)	—	(51)	—
Gain on Kabanga transaction (note 8C)	—	—	(15)
Equity in investees (note 12)	43	4	6
Gain on sale of long-lived assets (note 8C)	(2)	(9)	(5)
Impairment charges (note 8B and 12)	65	23	16
Losses on write-down of inventory (note 13)	13	28	15
Non-controlling interests (note 2B)	(14)	(1)	1
ARO reduction	(15)	—	—
Net changes in operating assets and liabilities	(244)	(142)	(82)
Settlement of AROs (note 21)	(33)	(32)	(30)

Other net operating activities	$(73)	$63	$(80)

Operating cash flow includes payments for:
Pension plan contributions (note 27A)	$49	$36	$20
Interest (net of amounts capitalized)	$236	$211	$108

B    Investing Cash Flows—Other Items

For the years ended Dec.31	2007	2006	2005
Loans to joint venture partners	$(47)	—	—
Non-hedge derivative copper options	(23)	—	—
Decrease in restricted cash (note 14)	19	—	—
Other	9	17	(5)

Other net investing activities	$(42)	$17	$(5)

C    Non-Cash Investing and Financing Activities

Donlin Creek

In 2007, we formed a limited liability company with NovaGold to advance the Donlin Creek project. We determined that we share joint control with NovaGold and we use the equity method of accounting for our investment in Donlin Creek. The initial cost of our investment is $64 million.

Placer Dome Acquisition

We purchased all of the common shares of Placer Dome in 2006 for $10,054 million (see note 3G). In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired[1]	$15,346
Consideration paid	10,054

Liabilities assumed[2]	$4,830

BARRICK YEAR-END 2008	A-33	NOTES TO FINANCIAL STATEMENTS

1	Includes cash of $1,102 million.
2	Includes debt obligations of $1,252 million (note 20B).

Vend-in of Assets to Highland Gold (“Highland”)

In 2006, we exchanged various interests in mineral properties for 34.3 million Highland shares with a value of $95 million at the time of closing of the transaction (see note 12).

Sale of South Deep

In 2006 we sold the South Deep mine to Gold Fields Limited (“Gold Fields”) for $1,517 million. The proceeds included 18.7 million Gold Fields common shares with a value of $308 million (see note 3H).

12 > INVESTMENTS

At Dec.31	2007		2006
	Fair value	Gains (losses) in OCI	Fair value	Gains (losses) in OCI
Available-for-sale Securities in an unrealized gain position
Benefit plans:[1]
Fixed-income securities	$4	$—	$5	$—
Equity securities	14	1	16	2
Other investments:
NovaGold	—	—	231	13
Gold Fields	—	—	314	6
Other equity securities	73	41	77	33

	91	42	643	54
Securities in an unrealized loss position
Other equity securities[2]	5	(1)	3	(1)

	$96	$41	$646	$53

Held-to-maturity securities
Asset-Backed Commercial Paper	46	—	—	—

	$142	$41	$646	$53

1	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.
2	Other equity securities in a loss position consist of investments in various junior mining companies.

Accounting Policy for Available-for-Sale Securities

Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. Investments in debt securities that we intend to hold to maturity are classified as held-to-maturity. Held-to-maturity investments are recorded at amortized cost. If the fair value of an investment declines below its carrying amount, we undertake an assessment of whether the impairment is other-than-temporary. We consider all relevant facts and circumstances in this assessment, particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near-term prospects of the investee, including any specific events that have impacted its

BARRICK YEAR-END 2008	A-34	NOTES TO FINANCIAL STATEMENTS

fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount. We record in earnings any unrealized declines in fair value judged to be other than temporary.

Available-for-Sale Securities Continuity

	Goldfields	NovaGold	Other	Total
January 1, 2005	$—	$—	$61	$61
Purchases	—	—	31	31
Sales proceeds	—	—	(10)	(10)
Mark to market adjustments	—	—	(20)	(20)

January 1, 2006	—	—	62	62
Purchases	—	218	27	245
Received in consideration for sale of South Deep (note 3H)	308	—	—	308
Sales proceeds	—	—	(46)	(46)
Mark to market adjustments	6	13	58	77

January 1, 2007	314	231	101	646
Purchases	—	—	11	11
Sales proceeds	(356)	(221)	(48)	(625)
Mark to market adjustments	42	(10)	32	64

December 31, 2007	$—	$—	$96	$96

Gold Fields Limited (“Gold Fields”)

The investment in Gold Fields was acquired on December 1, 2006, as partial consideration for the sale of our interest in South Deep and was recorded net of an initial liquidity discount of $48 million to reflect a 120-day restriction on our ability to trade the shares. During 2007, we sold our entire position of 18.7 million shares for proceeds of $356 million and recorded a gain of $48 million.

NovaGold Resources Inc. (“NovaGold”)

During 2007, we sold our entire investment in NovaGold for proceeds of $221 million and we recorded a gain of $3 million on the sale.

Asset-Backed Commercial Paper (“ABCP”)

As at December 31, 2007, we held $66 million of Asset-Backed Commercial Paper (“ABCP”) which has matured, but for which no payment has been received. On August 16, 2007, it was announced that a group representing banks, asset providers and major investors had agreed to a standstill with regard to all non-bank sponsored ABCP (the “Montreal Proposal ABCP”).

On December 23, 2007, a tentative deal was reached between investors and banks to restructure the majority of the Montreal Proposal ABCP. It has been determined that our ABCP investments are ineligible for inclusion in the proposed Master Asset Partnerships. As with other ineligible Montreal Proposal ABCP, our investments will be restructured on an individual basis and will not be pooled with other Montreal Proposal ABCP assets. Our investments will maintain exposure to the existing underlying ineligible assets. New floating rate notes will be issued with maturities and interest rates based on the respective maturities and amounts available from the underlying investments. We have assessed the fair value of the ABCP considering the best available data regarding market conditions for such investments at December 31, 2007. We recorded an impairment of $20 million in 2007 on the ABCP investments.

BARRICK YEAR-END 2008	A-35	NOTES TO FINANCIAL STATEMENTS

Our ownership of ABCP investments is comprised of trust units which have underlying investments in various securities. The underlying investments are further represented by residential mortgage-backed securities, commercial mortgage-backed securities, other asset-backed securities and collateralized debt obligations. We have based the 30% impairment on our assessment of the inherent risks associated with the underlying investments. The 30% impairment is comprised of reductions for credit, liquidity and market risk of 5%, 20% and 5%, respectively. The impairment is further supported by an indicative value obtained from a third party. We believe that our valuation approximates fair value. The impairment of our ABCP investments has no effect on our investment strategy or covenant compliance.

There is currently no certainty regarding the outcome of the ABCP investments and therefore there is uncertainty in estimating the amount and timing of cash flows associated. This ABCP was classified under Other Investments at December 31, 2007, and as an investing activity in the Consolidated Statement of Cash Flow.

Equity Method Investment Continuity

	Highland	Atacama	Cerro Casale	Donlin Creek	Other	Total
At January 1, 2005	$86	$—	$—	$—	$—	$86
Purchases	50	—	—	—	8	58
Equity pick-up	(5)	—	—	—	(1)	(6)

At January 1, 2006	131	—	—	—	7	138
Purchases	—	123	—	—	1	124
Vend-in	71	—	—	—	—	71
Equity pick-up	(3)	—	—	—	(1)	(4)
Impairment charges	—	—	—	—	(2)	(2)

At January 1, 2007	199	123	—	—	5	327
Acquired under Arizona Star acquisition	—	—	732	—	—	732
Reclassifications	—	—	—	64	(4)	60
Equity pick-up	(30)	(14)	—	—	1	(43)
Impairment charges	—	—	—	—	(2)	(2)

At December 31, 2007	$169	$109	$732	$64	$—	$1,074

Accounting Policy for Equity Method Investments

Under the equity method, we record our equity share of the income or loss of equity investees each period. On acquisition of an equity investment, the underlying identifiable assets and liabilities of an equity investee are recorded at fair value and the income or loss of equity investees is based on these fair values. For an investment in a company that represents a business, if the cost of any equity investment exceeds the total amount of the fair value of identifiable assets and liabilities, any excess is accounted for in a manner similar to goodwill, with the exception that an annual goodwill impairment test is not required. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount of each investment in an equity investee is evaluated for impairment using the same method as an available-for-sale security.

Highland Gold Mining Ltd. (“Highland”)

We acquired 11 million common shares for cash of $50 million in 2005; and 34.3 million common shares as part of a vend-in transaction in 2006.

On November 17, 2006, we entered into an agreement with Highland to transfer ownership of certain companies holding Russian and Kyrgyz licenses in return for 34.3 million Highland common shares increasing our ownership of Highland from 20% to 34%. In effect, we contributed our 50% interest in the Taseevskoye

BARRICK YEAR-END 2008	A-36	NOTES TO FINANCIAL STATEMENTS

deposit, as well as other exploration properties in Russia and Central Asia, to Highland, thereby consolidating ownership of these properties under one company. As part of the transaction, we seconded several of our employees to Highland, and received two additional Board seats. Completion of the transaction occurred on December 15, 2006. On closing, the fair value of Highland common shares exceeded the carrying amount of assets exchanged by $76 million. We recorded this difference as a gain of $51 million in other income to the extent of the ownership in Highland held by independent third parties, and the balance of $25 million as a reduction in the carrying amount of our investment in Highland. The Fedorova PGM deposit was not included in this transaction.

The difference between the cost of our investment in Highland and the underlying historic cost of net assets was $111 million at June 30, 2007.

During 2007, Highland announced the issue of 130.1 million new shares for $400 million. The equity was purchased by Millhouse LLC (“Millhouse”) in two tranches. The first tranche of 65 million shares was completed on December 11, 2007 giving Millhouse a 25% interest in Highland and reducing our position to 25.4%. The second tranche of 65 million shares was completed on January 16, 2008 giving Millhouse a 40% interest in Highland and further reducing our interest to 20.3%.

On completion of the first tranche, Millhouse is entitled to appoint 3 of 9 Directors to the Board. On completion of the second tranche, Millhouse is entitled to appoint the CEO of Highland who will not serve on the Board. Our ability to appoint Directors has been reduced from 3 to 2. We continue to account for the investment in Highland under the equity method of accounting.

Donlin Creek

In January 2006, as part of the acquisition of Placer Dome, we acquired an interest in the Donlin Creek project. Under a pre-existing joint venture agreement we held the right to earn a 70% interest in the project subject to meeting certain conditions under the agreement. In December 2007, we restructured our agreement with our joint venture partner and formed a limited liability company, Donlin Creek LLC, to advance the Donlin Creek project. Donlin Creek has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Creek require the approval of both companies. We own 50% of the limited liability company.

We determined that Donlin Creek LLC is a VIE and consequently used the principles of FIN 46R to determine how to account for our ownership interest. We concluded that neither ourselves nor NovaGold are a primary beneficiary and neither ourselves nor NovaGold have the right to control Donlin Creek under the limited liability company agreement. We determined that we share joint control with NovaGold, and because Donlin Creek is a corporate joint venture, we use the equity method of accounting for our investment in Donlin Creek. The initial cost of our investment in Donlin Creek is $64 million and represents the cost basis of assets transferred into the limited liability company. Our maximum exposure to loss in this entity is limited to the carrying amount of our investment in Donlin Creek, which totaled $64 million and accounts receivable from our partner totaling a further $64 million that are collateralized against NovaGold’s interest in the value of Donlin Creek as of December 31, 2007.

Atacama Copper Pty Limited (“Atacama Copper”)

In September 2006, we acquired a 50% interest in Atacama Copper. The other 50% interest in Atacama Copper is owned by Antofagasta plc. Atacama Copper is responsible for advancing the Reko Diq project. The Reko Diq project is located in Pakistan and comprises a variety of exploration licenses, an interest in some of which has been retained by the government of Balochistan.

We determined that Atacama Copper is a VIE and consequently we have used the principles of FIN 46R to determine how to account for our ownership interest. We concluded that neither ourselves nor Antofagasta are a primary beneficiary and consequently we evaluated whether either ourselves or Antofagasta have the right to

BARRICK YEAR-END 2008	A-37	NOTES TO FINANCIAL STATEMENTS

control Atacama under the joint venture agreement. We determined that we share joint control with Antofagasta and because Atacama is a corporate joint venture we use the equity method of accounting for our investment. Our maximum exposure to loss in this entity is limited to our investment in Atacama, which totaled $109 million as of December 31, 2007, and amounts we will prospectively fund for Atacama’s interim exploration program.

Companía Minera Casale (“Cerro Casale”)

In December 2007, we acquired 94% of the common shares of Arizona Star. We have determined that Arizona Star’s interest in the entity that holds the Cerro Casale deposit is a VIE and consequently we have used the principles of FIN 46R to determine how to account for this ownership interest. We evaluated whether either ourselves or Kinross have the right to control Cerro Casale under the joint venture agreement and we determined that we share joint control with Kinross. Therefore, neither ourselves nor Kinross are a primary beneficiary and because Cerro Casale is a corporate joint venture, we use the equity method of accounting for Arizona Star’s investment in Cerro Casale. Our maximum exposure to loss in this entity is limited to our investment in Cerro Casale, which totaled $732 million as of December 31, 2007.

13 > INVENTORIES

At Dec.31	Gold		Copper
	2007	2006	2007	2006
Raw materials
Ore in stockpiles	$698	$485	$63	$51
Ore on leach pads	149	104	81	76
Mine operating supplies	351	284	20	16
Work in process	109	89	5	25
Finished products
Gold doré/bullion	87	98	—	—
Copper cathode	—	—	9	12
Copper concentrate	—	—	16	5
Gold concentrate	40	54	—	—

	1,434	1,114	194	185
Non-current ore in stockpiles[1]	(414)	(298)	(96)	(70)

	$1,020	$816	$98	$115

1	Ore that we do not expect to process in the next 12 months.

Accounting Policy for Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that we expect to be processed into a saleable form, and sold at a profit. Ore is recorded as an asset that is classified within inventory at the point it is extracted from the mine. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form under a mine plan that takes into consideration optimal scheduling of production of our reserves, present plant capacity, and the market price of gold/copper. Gold/copper in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Gold ore stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Copper ore stockpiles are measured estimating the number of tons added and removed from the stockpile. Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at each stockpile’s average cost per recoverable unit.

BARRICK YEAR-END 2008	A-38	NOTES TO FINANCIAL STATEMENTS

We record gold in process, gold doré and gold in concentrate form at average cost, less provisions required to reduce inventory to market value. Average cost is calculated based on the cost of inventory at the beginning of a period, plus the cost of inventory produced in a period. Costs capitalized to inventory include direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of property, plant and equipment; waste stripping costs; and local mine administrative expenses. Costs are removed from inventory and recorded in cost of sales and amortization expense based on the average cost per ounce of gold in inventory. Mine operating supplies are recorded at purchase cost.

We record provisions to reduce inventory to net realizable value, to reflect changes in economic factors that impact inventory value or to reflect present intentions for the use of slow moving and obsolete supplies inventory.

For the years ended Dec.31	2007	2006	2005
Inventory impairment charges	$13	$28	$15

Heap Leach Inventory

The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain, Round Mountain, Ruby Hill and Marigold mines all use a heap leaching process for gold and our Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, leach pads recover between 35% and 95% of the ounces or pounds placed on the pads.

Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2007, the weighted average cost per recoverable ounce of gold and recoverable pound of copper on leach pads was $287 per ounce and $0.39 per pound, respectively (2006: $180 per ounce of gold and $0.45 per pound of copper). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2013 to 2020 and for copper ranging from 2024 to 2029. Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to six years following the date that the last ton of ore is placed on the leach pad.

BARRICK YEAR-END 2008	A-39	NOTES TO FINANCIAL STATEMENTS

The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.

Ore in Stockpiles

At Dec.31	2007	2006
Gold
Goldstrike
Ore that requires roasting	$320	$239
Ore that requires autoclaving	67	84
Kalgoorlie	75	58
Porgera	88	17
Cowal	36	9
Veladero	23	9
Cortez	19	3
Turquoise Ridge	15	15
Golden Sunlight	15	1
Other	40	50
Copper
Zaldívar	63	51

	$761	$536

At Goldstrike, we expect to fully process the ore in stockpiles by 2031. At Kalgoorlie, we expect to fully process the stockpile by 2018. At Porgera, we expect to fully process the stockpile by 2021. At Zaldívar, we expect to fully process the stockpile by 2029.

14 > ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

At Dec.31	2007	2006
Accounts receivable
Amounts due from concentrate sales	$19	$24
Amounts due from copper cathode sales	89	83
Other receivables	148	127

	$256	$234

Other current assets
Derivative assets (note 20C)	$334	$201
Goods and services taxes recoverable	161	137
Restricted cash	131	150
Prepaid expenses	40	32
Other	41	68

	$707	$588

15 > PROPERTY, PLANT AND EQUIPMENT

At Dec.31	2007	2006
Assets not subject to amortization
Acquired mineral properties and capitalized mine development costs[1,4]	$2,010	$1,856
Assets subject to amortization
Capitalized mineral property acquisition and mine development costs[4,5]	6,297	6,436
Buildings, plant and equipment[2,5]	8,192	7,017

	16,499	15,309
Accumulated amortization[3]	(7,903)	(6,919)

	$8,596	$8,390

BARRICK YEAR-END 2008	A-40	NOTES TO FINANCIAL STATEMENTS

1	Assets in the exploration or development stages that are not subject to amortization.
2	Includes $146 million (2006: $131 million) of assets under capital leases.
3	Includes $66 million (2006: $41 million) of accumulated amortization for assets under capital leases.
4	Includes a $176 million reclassification from amortized assets to assets not subject to amortization for Cortez Hills. This reclassification has no impact on total property, plant & equipment and no impact on amortization expense.
5	Includes a $108 million reclassification in 2006 from Buildings, plant and equipment to Capitalized mine development costs. This classification has no impact on total property, plant and equipment and no impact on amortization expense.

A    Unamortized Assets

Acquired Mineral Properties and Capitalized Mine Development Costs

	Carrying amount at Dec.31, 2007	Carrying amount at Dec.31, 2006
Exploration projects and other land positions	$109	$287
Value beyond proven and probable reserves at producing mines	299	353
Projects
Ruby Hill	—	49
Pascua-Lama	609	459
Cortez Hills[1]	361	306
Pueblo Viejo	157	152
Sedibelo	81	76
Donlin Creek[2]	—	66
Buzwagi	224	108
Punta Colorada Wind Farm	35	—
Kainantu and PNG exploration licenses	135	—

	$2,010	$1,856

1	$176 million and $48 million have been classified from acquired mineral properties and capitalized mine development costs and value beyond proven and probable reserves of producing mines, respectively, to the Cortez Hills development stage project for 2007 and 2006. This reclassification has no effect on the total property, plant and equipment balance and no effect on net income in either year.
2	See note 12 for further details.

Value beyond proven and probable reserves (“VBPP”)

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. An amount is transferred out of VBPP into amortizable assets based on the quantity of resources converted into reserves. In 2007, we transferred $54 million from VBPP to amortizable assets (2006 and 2005: $nil).

Acquisitions

We capitalize the cost of acquisition of land and mineral rights. On acquiring a mineral property, we estimate the fair value of proven and probable reserves as well as the value beyond proven and probable reserves and we record these amounts as assets at the date of acquisition. At the time mineralized material is converted into proven and probable reserves, we classify the capitalized acquisition cost associated with those reserves as a component of acquired mineral properties, which are subject to amortization. When production begins, capitalized acquisition costs that are subject to amortization are amortized to operations using the units-of-production method.

BARRICK YEAR-END 2008	A-41	NOTES TO FINANCIAL STATEMENTS

In 2007, amortization of property, plant and equipment began at our Ruby Hill mine after it moved from construction into the production phase. (2006: Cowal mine; 2005: Tulawaka, Lagunas Norte and Veladero mines). Amortization also began in 2005 at the Western 102 power plant in Nevada that was built to supply power for the Goldstrike mine as it moved from construction into the production phase.

Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property, including the transfer of the values beyond proven and probable (“VBPP”) reserves to assets subject to amortization. We prospectively revise calculations of amortization of property, plant and equipment. The effect of changes in reserve estimates and transfers of VBPP reserves to assets subject to amortization on amortization expense for 2007 was an increase of $31 million (2006: $75 million decrease; 2005: $28 million decrease).

Interest Costs

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize interest costs to assets under development or construction while activities are in progress. We also capitalize interest costs on the value assigned to projects acquired from third parties. We also capitalize interest costs on the carrying amount of eligible equity method investments.

B    Assets Subject to Amortization

Capitalized Mineral Property Acquisition and Mine Development Costs

We start amortizing capitalized mineral property acquisition and mine development costs when production begins. Amortization is calculated using the “units-of-production” method, where the numerator is the number of ounces produced and the denominator is the estimated recoverable ounces of gold contained in proven and probable reserves.

During production at underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life, and in some cases could be up to 25 years. These underground development costs are capitalized as incurred. Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are attributed to earnings using the units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves. At our Open Pit mining operations, costs of moving overburden waste materials are capitalized until the production stage has commenced.

Buildings, Plant and Equipment

We record buildings, plant and equipment at cost. We capitalize costs that extend the productive capacity or useful economic life of an asset. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance and expensed as incurred. We amortize the capitalized cost of assets less any estimated residual value, using the straight-line method over the estimated useful economic life of the asset based on their expected use in our business. The longest estimated useful economic life for buildings and equipment at ore processing facilities is 25 years and for mining equipment is 15 years.

BARRICK YEAR-END 2008	A-42	NOTES TO FINANCIAL STATEMENTS

In the normal course of our business, we have entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, we record an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of our capital leasing arrangements, there is transfer of ownership of the leased assets to us at the end of the lease term and therefore we amortize these assets on a basis consistent with our other owned assets.

C    Impairment Evaluations

Producing Mines and Development Projects

We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines and development projects, all assets related to a mine or project are included in one group. If there are indications that an impairment may have occurred at a particular mine site, we compare the sum of the undiscounted cash flows expected to be generated from that mine to its carrying amount. If the sum of undiscounted cash flows is less than the carrying amount, an impairment charge is recognized if the carrying amounts of the individual long-lived assets within the group exceed their fair values.

Long-lived assets subject to potential impairment at operating mines and development projects include buildings, plant and equipment, and capitalized mineral property acquisition and mine development costs. For impairment assessment purposes, the estimated fair value of buildings, plant and equipment is based on a combination of current depreciated replacement cost and current market value. The estimated fair value of capitalized mineral property acquisition and mine development costs is based on a discounted cash flow model.

Exploration Projects

After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we conclude that an impairment may exist, we compare the carrying amount to its fair value. The fair value for exploration projects is based on a discounted cash flow model. For projects that do not have reliable cash flow projections, a market approach is applied. In the event land and mineral rights are impaired, we reduce the carrying amount to estimated fair value and an impairment charge is recorded.

D    Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $159 million at December 31, 2007 for construction activities at our development projects.

E    Insurance

We purchase insurance coverage for certain insurable losses, subject to varying deductibles, at our mineral properties including losses such as property damage and business interruption. We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is probable and the amount receivable is fixed or determinable.

BARRICK YEAR-END 2008	A-43	NOTES TO FINANCIAL STATEMENTS

Insurance Proceeds

	2007	2006	2005
Cost of sales	$16	$—	$—
Discontinued operations	21	12	—

	$37	$12	$—

16 > INTANGIBLE ASSETS

For the years ended Dec.31	2007			2006
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Water rights[1]	$28	$—	$28	$28	$—	$28
Technology[2]	17	—	17	17	—	17
Supply contracts[3]	23	15	8	23	9	14
Royalties[4]	17	2	15	17	1	16

	$85	$17	$68	$85	$10	$75

Aggregate period amortization expense	$—	$7	$—	$—	$10	$—
For the years ended December 31		2008	2009	2010	2011	2012

Estimated aggregate amortization expense		$5	$3	$1	$1	$1

1

The water rights at Zaldívar are subject to annual impairment testing and will be amortized when we use them in the future. [2] The acquired technology will be used at the Pueblo Viejo project. The amount will be amortized using the units-of-production method over the estimated proven and probable reserves of the mine, with no assumed residual value. [3] Supply contracts are being amortized over the weighted average contract lives of 4-8 years, with no assumed residual value. [4] Royalties are being amortized using the units-of-production method over the total ounces subject to royalty payments under the agreement.

Supply Agreement with Yokohama Rubber Co. Ltd. (“Yokohama”)

In December 2007, we signed an agreement with Yokohama to secure the supply of tires. Under the agreement, in January 2008, we advanced Yokahama $35 million to fund expansion of their production facility and secure supply of tires for a 10-year period.

17 > GOODWILL

	Gold				Copper
	North America	Australia	South America	Africa	Australia	South America	Total
Opening balance, January 1, 2006	$—	$—	$—	$—	$—	$—	$—
Additions[1]	2,423	1,811	441	1,024	64	743	6,506
Disposals[2]	—	—	—	(651)	—	—	(651)

Closing balance, December 31, 2006	$2,423	$1,811	$441	$373	$64	$743	$5,855
Additions[3]	—	34	—	—	—	—	34
Impairments[4]	(42)	—	—	—	—	—	(42)

Closing balance, December 31, 2007	$2,381	$1,845	$441	$373	$64	$743	$5,847

1

Represents goodwill acquired as a result of the acquisition of Placer Dome Inc. No portion of this goodwill is expected to be deductible for income tax purposes. [2] Represents goodwill associated with the sale of our 50% interest in the South Deep mine to Gold Fields Ltd. [3] Represents goodwill acquired as a result of the

BARRICK YEAR-END 2008	A-44	NOTES TO FINANCIAL STATEMENTS

acquisition of an additional 20% interest in Porgera. This goodwill is expected to be deductible for income tax purposes (note 3E). [4] Impairment charges recorded in the fourth quarter related to the Golden Sunlight ($35 million) and Eskay Creek ($7 million) mines, as a result of our annual goodwill impairment test. The goodwill impairment charges are primarily due to the short remaining lives of these mines.

Accounting Policy for Goodwill and Goodwill Impairment

Under the purchase method, the cost of business acquisitions is allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of purchase cost over the net fair value of identified tangible and intangible assets and liabilities acquired represents goodwill that is allocated to reporting units. We believe that goodwill arises principally because of the following factors: (1) The going concern value implicit in our ability to sustain and/or grow our business by increasing reserves and resources through new discoveries; and (2) The ability to capture unique synergies that can be realized from managing a portfolio of both acquired and existing mines and mineral properties in our regional business units.

In 2006, we determined that goodwill should be allocated to reporting units that would either represent components (individual mineral properties) or aggregations of components up to a regional business unit level. As at December 31, 2006, the process of determining the appropriate level to allocate goodwill was ongoing. In fourth quarter 2006, we completed impairment tests of goodwill assuming both no aggregation of mineral properties, and aggregation of mineral properties up to the regional business unit level and determined that there were no impairments at that date under either methodology. In second quarter 2007, we determined that an individual mineral property that is an operating mine is a reporting unit for the purposes of allocating goodwill. On this basis, we allocated goodwill arising from the Placer Dome acquisition to both acquired and existing mineral properties.

Allocations for goodwill arising on the acquisition of Placer Dome were calculated by first comparing the fair value of acquired reporting units to the fair value of net identified assets allocated to the reporting units. Secondly, the fair value of estimated synergies arising on the combination between Barrick and Placer Dome was used to allocate goodwill both to reporting units acquired and existing Barrick reporting units expected to benefit from the combination.

On an annual basis in the fourth quarter of our fiscal year, we evaluate the carrying amount of goodwill assigned to reporting units for potential impairment. This impairment assessment involves estimating the fair value of each reporting unit that includes goodwill. We compare this fair value to the total carrying amount of each reporting unit (including goodwill). If the carrying amount exceeds this fair value, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference represents the implied fair value of the reporting unit’s goodwill, which is compared to its carrying amount. Any excess of the carrying value over the fair value is charged to earnings.

Gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value (“NAV”), whereby NAV represents a discounted cash flow valuation based on projected future cash flows. For goodwill impairment testing purposes, we estimate the fair value of a gold property by applying a multiple to the reporting units NAV. For a copper property, the estimated fair value is based on its NAV and no multiple is applied. The process for determining fair value is subjective and requires us to make numerous assumptions including, but not limited to, projected future revenues based on estimated production, long-term metal prices, operating expenses, capital expenditures, discount rates and NAV multiples. In particular, our assumptions with respect to long-term gold prices and the appropriate NAV multiple to apply have a significant impact on our estimate of fair value. In our 2007 annual goodwill impairment test we used a long-term gold price of $800 per ounce and NAV multiples ranging from 1.0 to 2.0, depending on each property’s geographic location and estimated remaining economic life. On completion of this test, we recorded a goodwill impairment charge of $35 million at our Golden Sunlight mine and $7 million at our Eskay Creek mine. The goodwill impairment charges at these mines are primarily a result of their short remaining lives.

BARRICK YEAR-END 2008	A-45	NOTES TO FINANCIAL STATEMENTS

18 > OTHER ASSETS

At Dec.31	2007	2006
Non-current ore in stockpiles (note 13)	$510	$368
Derivative assets (note 20C)	220	209
Goods and services taxes recoverable	54	48
Deferred income tax assets (note 23)	722	528
Debt issue costs	27	36
Deferred share-based compensation (note 26B)	75	36
Notes receivable	97	65
Deposits receivable	147	82
Other	84	49

	$1,936	$1,421

Debt Issue Costs

In 2007, no new debt financings were put into place and there were no additions to debt issue costs. Amortization of debt issue costs is calculated using the interest method over the term of each debt obligation, and classified as a component of interest cost (see note 20B).

19 > OTHER CURRENT LIABILITIES

At Dec.31	2007	2006
Asset retirement obligations (note 21)	$74	$50
Derivative liabilities (note 20C)	100	82
Post-retirement benefits (note 27)	11	11
Deferred revenue	23	—
Income taxes payable (note 9)	38	159
Other	9	1

	$255	$303

20 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these financial statements as follows: accounts receivable—note 14; investments—note 12; restricted share units—note 26B.

A    Cash and Equivalents

Cash and equivalents include cash, term deposits and treasury bills with original maturities of less than 90 days. Cash and equivalents include $480 million (2006: $605 million) held in Argentinean and Chilean subsidiaries that have been designated for use in funding construction costs at our Pascua-Lama project.

BARRICK YEAR-END 2008	A-46	NOTES TO FINANCIAL STATEMENTS

B    Long-Term Debt6

	2007				2006					2005
	At Dec.31	Proceeds	Repayments	Amortization[5]	At Dec.31	Proceeds	Repayments	Amortization[5]	Assumed on acquisition of Placer Dome	At Dec.31	Proceeds	Repayments	Amortization[5]
7.50% debentures[1]	$—	$—	$500	$—	$498	$—	$—	$—	$—	$490	$—	$—	$—
5.80%/4.875% notes	745	—	—	—	745	—	—	—	—	745	—	—	—
Veladero financing	163	—	57	—	220	13	30	—	—	237	39	—	—
Bulyanhulu financing	51	—	34	—	85	—	34	—	—	119	—	31	—
Other debt[2]	923		101		1,024	50	—	6	867	113	50	—	—
Copper-linked notes	515	—	393	—	908	995	87	—	—	—	—	—	—
US dollar notes	480	393	—	—	87	87	—	—	—	—	—	—	—
Senior convertible debentures	293	—	—	3	296	—	—	4	300	—	—	—	—
Capital leases	85	15	24	—	94	7	16	—	6	97	90	28	—
Series B Preferred Securities	—	—	—	—	—	—	77	2	79	—	—	—	—
First credit facility[3]	—	—	—	—	—	1,000	1,000	—	—	—	—	—	—

	3,255	408	1,109	3	3,957	2,152	1,244	12	1,252	1,801	179	59	—
Less: current portion	(102)	—	—	—	(713)	—	—	—	—	(80)	—	—	—

	$3,153	$408	$1,109	$3	$3,244	$2,152	$1,244	$12	$1,252	$1,721	$179	$59	$—

Short-term debt Demand financing facility	131	—	19	—	150	—	—	—	150	—	—	—	—
Second credit facility[4]	—	—	—	—	—	37	337	—	300	—	—	—	—

	$131	$—	$19	$—	$150	$37	$337	$—	$450	$—	$—	$—	$—

1	During second quarter 2007, we repaid the $500 million 7.5% debentures from existing cash balances and proceeds from the sale of investments.
2	The debt has an aggregate principal amount of $923 million, of which $163 million is subject to floating interest rates and $760 million is subject to fixed interest rates ranging from 6.37% to 7.75%. The notes mature at various times between 2009 and 2035.
3

We have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1.5 billion or the equivalent amount in Canadian currency. The credit facility, which is unsecured, has an interest rate of Libor plus 0.25% to

BARRICK YEAR-END 2008	A-47	NOTES TO FINANCIAL STATEMENTS

0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. We increased the limit of this facility from $1 billion in August 2006. The facility currently matures in 2011.
4	During third quarter 2006, we terminated a second credit facility which consisted of unused bank lines of credit of $850 million with an international consortium of banks.
5	Amortization of debt discount/premium.
6	The agreements which govern our long-term debt each contain various provisions which are not summarized herein. In certain cases, these provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

Veladero Financing

One of our wholly owned subsidiaries, Minera Argentina Gold S.A. in Argentina, has a limited recourse amortizing loan facility for $250 million, the majority of which has a variable interest rate. We have guaranteed the loan until completion occurs, after which it will become non-recourse to the parent company. As at December 31, 2007, completion as defined in the loan agreement has not occurred. The loan is insured for political risks by branches of the Canadian and German governments.

Copper-Linked Notes/US Dollar Notes

In October 2006, we issued $1,000 million of Copper-Linked Notes. During the first three years, the full $1,000 million obligation of these notes is to be repaid through the delivery of (the US dollar equivalent of) 324 million pounds of copper. At December 31, 2007, 156 million pounds of copper remained to be delivered (2008—103 million pounds; 2009—53 million pounds). Coincident with the repayment of (the US dollar equivalent of) 324 million pounds of copper, we will reborrow $1,000 million. Over the next two years, the total amount outstanding under these notes will continue to be $1,000 million, with a portion repayable in a copper-linked equivalent and a portion repayable in a fixed amount of US dollars at the maturity of the notes (2016 and 2036). As the copper-linked equivalent is repaid, the fixed US dollar obligation will increase. After 2009, only the fixed US dollar obligation will remain. The accounting principles applicable to these Copper-Linked Notes require separate accounting for the future delivery of copper (a fixed-price forward sales contract that meets the definition of a derivative that must be separately accounted for) and for the underlying bond (see note 20C).

Senior Convertible Debentures

The convertible senior debentures (the “Securities”) mature in 2023 and had an aggregate principal amount of $293 million outstanding as at the end of 2007. Holders of the Securities may, upon the occurrence of certain circumstances and within specified time periods, convert their Securities into common shares of Barrick. These circumstances are: if the closing price of our common shares exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter; if certain credit ratings assigned to the Securities fall below specified levels or if the Securities cease to be rated by specified rating agencies or such ratings are suspended or withdrawn; if for each of five consecutive trading days, the trading price per $1,000 principal amount of the Securities was less than 98% of the product of the closing price of our common shares and the then current conversion rate; if the Securities have been called for redemption provided that only such Securities called for redemption may be converted and upon the occurrence of specified corporate transactions. On December 31, 2007 the conversion rate per each $1,000 principal amount of Securities was 39.99 common shares and the effective conversion price was $25.01 per common share. The conversion rate is subject to adjustment in certain circumstances. As such, the effective conversion price may also change.

The Securities were convertible from October 1, 2007 through December 31, 2007. No holder of Securities converted during this period. However, had all the Securities been converted and settlement occurred on December 31, 2007, we would have issued approximately 9.2 million common shares with an aggregate fair

BARRICK YEAR-END 2008	A-48	NOTES TO FINANCIAL STATEMENTS

value of approximately $386.7 million based on our closing share price on December 31, 2007. The Securities are also convertible from January 1, 2008 through March 31, 2008.

We may redeem the Securities at any time on or after October 20, 2010 and prior to maturity, in whole or in part, at a prescribed redemption price that varies depending upon the date of redemption from 100.825% to 100% of the principal amount, plus accrued and unpaid interest. The maximum amount we could be required to pay to redeem the securities is $232 million plus accrued interest. Holders of the Securities can require the repurchase of the Securities for 100% of their principal amount, plus accrued and unpaid interest, on October 15, 2013 and October 15, 2018. In addition, if specified designated events occur prior to maturity of the Securities, we will be required to offer to purchase all outstanding Securities at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. For accounting purposes the Securities are classified as a “conventional convertible debenture” and the conversion feature has not been bifurcated from the host instrument.

Series B Preferred Securities

On December 18, 2006, we redeemed all of the outstanding 8.5% Series B Preferred Securities due December 31, 2045 for total cash of $80 million. The redemption price was comprised of the outstanding principal amount of $77 million plus accrued and unpaid interest to December 17, 2006 of $3 million.

Demand Financing Facility

We have a demand financing facility that permits borrowings of up to $150 million. The terms of the facility require us to maintain cash on deposit with the lender as a compensating balance equal to the amount outstanding under the facility, which is restricted as to use. The net effective interest rate is 0.4% per annum. At December 31, 2007, $131 million had been drawn on the facility and an equal amount had been placed on deposit that is included in restricted cash (see note 14).

BARRICK YEAR-END 2008	A-49	NOTES TO FINANCIAL STATEMENTS

Interest

	For the years ended Dec.31
	2007		2006		2005
	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
7.50% debentures	$16	9.9%	$49	9.8%	$41	8.21%
5.80%/4.875% notes	41	5.6%	41	5.5%	42	5.6%
Veladero financing	21	10.2%	25	10.2%	20	8.6%
Bulyanhulu financing	5	6.2%	6	5.5%	10	7.5%
Other debt	60	6.1%	53	5.4%	3	4.1%
Copper-linked notes/US dollar notes	63	6.2%	13	5.8%	—	—
Senior convertible debentures	2	0.8%	6	2.0%	—	—
Capital leases	6	7.7%	6	6.7%	6	6.2%
Series B Preferred Securities	—	—	3	4.4%	—	—
Demand financing facility	13	8.9%	12	8.8%	—	—
First credit facility	1	—	29	7.4%	—	—
Second credit facility	—	—	6	5.0%	—	—
Other interest	9		2		(1)

	237		251		121
Less: interest allocated to discontinued operations	—		(23)		—
Less: interest capitalized	(124)		(102)		(118)

	$113		$126		$3

Cash interest paid	$236		$211		$108
Amortization of debt issue costs	9		12		2
Amortization of premium	(3)		(12)		—
Losses on interest rate hedges	4		12		5
Increase (decrease) in interest accruals	(9)		28		6

Interest cost	$237		$251		$121

1	The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with long–term debt.

Scheduled Debt Repayments

	2008	2009	2010	2011	2012 and thereafter
5.80%/4.875% notes	$—	$—	$—	$—	$750
Veladero financing	48	53	30	10	22
Bulyanhulu financing	34	17	—	—	—
Copper-linked notes/US dollar notes[1]	—	—	—	—	1,000
Other debt	—	16	—	—	844
Senior convertible debentures	—	—	—	—	230

	$82	$86	$30	$10	$2,846

Minimum annual payments under capital leases	$21	$24	$20	$8	$6

1	The Copper-linked notes/US dollar notes have scheduled repayments through the delivery of pre-determined amounts of copper (see Copper-Linked Notes/US Dollar Notes).

BARRICK YEAR-END 2008	A-50	NOTES TO FINANCIAL STATEMENTS

C    Use of Derivative Instruments (“Derivatives”) in Risk Management

In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including:

Item	Impacted by
• Sales	• Prices of gold and copper

• Cost of sales

• Consumption of diesel fuel and propane	• Prices of diesel fuel, propane and natural gas

• Local currency denominated expenditures	• Currency exchange rates—US dollar versus A$, C$, CLP, ARS, PGK and TZS

• By-product credits	• Prices of silver and copper

• Administration, exploration and business development costs in local currencies	• Currency exchange rates—US dollar versus A$, ZAR, CLP, ARS, PGK and C$

• Capital expenditures in local currencies	• Currency exchange rates—US dollar versus A$, C$, CLP, ARS, PGK and EUR

• Interest earned on cash	• US dollar interest rates

• Fair value of fixed–rate debt	• US dollar interest rates

Under our risk management policy, we seek to mitigate the impact of these market risks to provide certainty for a portion of our revenues and to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an effective means of managing risk.

The primary objective of the hedging elements of our derivative positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Most of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative positions are effective in achieving our risk management objectives but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as “non–hedge derivatives”. The change in fair value of these non-hedge derivatives is recorded in earnings, in a manner consistent with the derivative positions’ intended use.

Non-Hedge Derivative Gains/Losses

Income statement classification
Gold contracts	Revenue
Copper contracts	Revenue
Silver contracts	Cost of sales
Fuel contracts	Cost of sales
Currency contracts	Other expense
Interest rate swaps	Interest income/expense
Share purchase warrants	Other income

BARRICK YEAR-END 2008	A-51	NOTES TO FINANCIAL STATEMENTS

Summary of Derivatives at Dec.31, 20071

	Notional Amount by Term to Maturity								Accounting Classification by Notional Amount						Fair value
	Within 1 year		2 to 5 years		Over 5 years		Total		Cash flow hedge		Fair value hedge		Non-Hedge
US dollar interest rate contracts
Receive-fixed swaps (millions)		$—		$50		$—		$50		$—		$—		$50	$1
Pay-fixed swaps (millions)		—		(125)		—		(125)		—		—		(125)	(11)

Net swap position		$—		$(75)		$—		$(75)		$—		$—		$(75)	$(10)

Currency contracts
C$:US$ contracts (C$ millions)	C$	331	C$	219	C$	—	C$	550	C$	450	C$	—	C$	100	$31
A$:US$ contracts (A$ millions)	A$	1,379	A$	3,232	A$	—	A$	4,611	A$	4,518	A$	—	A$	93	210
EUR:US$ contracts (€ millions)		€4		€—		€—		€4		€1		€—		€3	—
CLP:US$ contracts (CLP billions)		CLP 42		CLP—		CLP—		CLP42		CLP 42		CLP—		CLP—	—

Commodity contracts
Copper call option spread contracts (millions of pounds)		103		53		—		156		—		—		156	$25
Copper sold forward contracts (millions of pounds)		100		72		—		172		172		—		—	—
Copper collar contracts (millions of pounds)		299		—		—		299		272		—		27	49
Diesel forward contracts (thousands of barrels)[2]		1,868		2,910		440		5,218		4,505		—		713	84

1	Excludes gold sales contracts (see note 5), gold lease rate swaps (see note 5),
2	Diesel commodity contracts represent a combination of WTI, WTB, MOPS and JET hedge contracts and diesel price contracts based on the price of WTI, WTB, MOPS, and JET, respectively, plus a spread. WTI represents West Texas intermediate, WTB represents Water Borne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel.

US Dollar Interest Rate Contracts

Receive-fixed swaps totaling $300 million were closed out in third quarter 2007. They had been designated against the Copper-linked notes/US dollar notes, included in long-term debt, as a hedge of the variability in the fair value of the debentures caused by changes in LIBOR. For these hedges, prospective hedge effectiveness was assessed by comparing the effects of theoretical shifts in forward interest rates on the fair value of both the debt and the swaps. The retrospective assessment involved comparing the effect of changes in the underlying interest rate (i.e., LIBOR) on both the debt and the swaps.

In the second quarter, receive-fixed swaps totaling $500 million expired. These swaps were set up as fair value hedges of the $500 million 7.5% debentures which matured on May 1, 2007. Changes in fair value of the

BARRICK YEAR-END 2008	A-52	NOTES TO FINANCIAL STATEMENTS

swaps, together with changes in fair value of the debentures caused by changes in LIBOR, were recorded in earnings each period. Also, as interest payments on the debentures are recorded in earnings, an amount equal to the net of the fixed-rate interest receivable and the variable-rate interest payable is recorded in earnings as a component of interest costs.

Currency Contracts

Cash Flow Hedges

Currency contracts totaling C$450 million, A$4,518 million, €1 million and CLP 42 billion have been designated against forecasted local currency denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For a C$450 million, A$4,452 million, €1 million and CLP 42 billion portion of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For the remaining A$66 million, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test involves comparing the effect of a theoretical shift in forward exchange rates on the fair value of both the actual and hypothetical derivative. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. For expenditures capitalized to the cost of inventory, this is upon sale of inventory, and for capital expenditures, this is when amortization of the capital assets is recorded in earnings.

Non-hedge Contracts

On December 31, 2007 we had non-hedge Canadian currency contracts of $100M. We entered these contracts to hedge the purchase price of Arizona Star. The contracts qualified for hedge accounting treatment from the designation date to the acquisition date of December 20, 2007. After December 20, 2007, the contracts were no longer considered hedges under FAS 133, and all changes in fair value subsequent to that date were recorded in current period earnings. These non-hedge contracts matured at the end of January 2008.

During 2007, we entered into a series of A$ contracts as identified above. A$93 million contracts were not designated as hedges and are outstanding as of December 31, 2007.

Commodity Contracts

Cash Flow Hedges

Commodity contracts totaling 4,505 thousand barrels of diesel fuel have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases over the next seven years. Hedged items are identified as the first stated quantity in millions of barrels/gallons of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test is based on regression analysis of the month–on–month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. The cost of commodity consumption is capitalized to the cost of inventory, and therefore this is upon the sale of inventory.

The terms of a series of copper-linked notes resulted in an embedded fixed-price forward copper sales contract for 324 million pounds that meets the definition of a derivative and must be separately accounted for. At December 31, 2007, embedded fixed-price forward copper sales contracts for 156 million pounds were

BARRICK YEAR-END 2008	A-53	NOTES TO FINANCIAL STATEMENTS

outstanding due to deliveries of copper totaling 168 million pounds. The resulting copper derivative has been designated against future copper cathode at the Zaldívar mine as a cash flow hedge of the variability in market prices of those future sales. Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.

During 2007 we added 392 million pounds of copper collar contracts which provide a floor price and a cap price for copper sales. 315 million pounds of the collars were designated against copper cathode sales at our Zaldívar mine and 77 million pounds are designated against copper concentrate sales at our Osborne mine. At December 31, 2007 we had 207 million pounds of copper collar contracts remaining at Zaldívar and 65 million pounds at Osborne.

For collars designated against copper cathode production, the hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.

Concentrate sales at our Osborne mine contain both gold and copper, and as a result, are exposed to price changes of both commodities. Prospective hedge effectiveness is assessed using a regression method. The regression method involves comparing month-by-month changes in fair value of both the actual hedging derivative and a hypothetical derivative (derived from the price of concentrate) caused by actual historical changes in commodity prices over the last three years. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings. During 2007, we recorded ineffectiveness of $5 million on these hedges. The ineffectiveness was caused by changes in the price of gold impacting the hypothetical derivative, but not the hedging derivative. Prospective effectiveness tests indicate that these hedges are expected to be highly effective in the future.

Non–hedge Contracts

Non–hedge fuel contracts are used to mitigate the risk of oil price changes on other fuel consumption. On completion of regression analysis, we concluded that the contracts do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes. Changes in fair value of non-hedge fuel contracts are recorded in current period cost of sales.

In first quarter 2007, we purchased and sold call options on 274 million pounds of copper over the next 2 1/2 years. These options, when combined with the aforementioned fixed-price forward copper sales contracts, economically lock in copper sales prices between $3.08/lb and $3.58/lb over a period of 2 1/2 years. At December 31, 2007, the notional amount of options outstanding had decreased to 156 million pounds due to expiry of options totaling 118 million pounds in 2007. These contracts do not meet the “highly effective”

BARRICK YEAR-END 2008	A-54	NOTES TO FINANCIAL STATEMENTS

criterion for hedge accounting in FAS 133. We paid net option premiums of $23 million for these positions that were included under investing activities in the cash flow statement. Changes in fair value of these copper options are recorded in current period revenue.

During 2007, we entered into a series of copper collar contracts for 27 million pounds of copper that were not designated as hedges and were outstanding as of December 31, 2007.

Non-hedge Derivative Gains (Losses)

For the years ended	2007	2006	2005	Income statement classification
Commodity contracts
Copper	$48	$(14)	$—	Revenue
Gold	(8)	7	(4)	Revenue
Silver	—	(5)	—	Cost of sales
Fuel	7	1	8	Cost of sales
Currency contracts	(7)	—	3	Other income/expense
Interest rate contracts	(2)	8	2	Interest income/expense
Share purchase warrants	(1)	—	(5)	Other income/expense

	37	(3)	4
Hedge ineffectiveness
Ongoing hedge inefficiency	4	3	1	Various
Due to changes in timing of hedged items	—	—	1	Various

	$41	$—	6

Derivative Assets and Liabilities

	2007	2006
At Jan.1	$178	$204
Acquired with Placer Dome	—	(1,707)
Derivatives cash (inflow) outflow
Operating activities	(309)	(184)
Financing activities	197	1,840
Investing activities	23	—
Change in fair value of:
Non-hedge derivatives	33	(3)
Cash flow hedges Effective portion	257	17
Ineffective portion	9	3
Share purchase warrants	(1)	—
Fair value hedges	2	8

At Dec.31	$389	$178

Classification:
Other current assets	$334	$201
Other assets	220	209
Other current liabilities	(100)	(82)
Other long–term obligations	(65)	(150)

	$389	$178

1	Derivative assets and liabilities are presented net by offsetting related amounts due to/from counterparties if the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, are met. Amounts receivable from counterparties netted against derivative liabilities totaled $5 million at December 31, 2007.

BARRICK YEAR-END 2008	A-55	NOTES TO FINANCIAL STATEMENTS

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/ Silver	Copper	Fuel	Operating costs	Administration costs	Capital expenditures	Cash balances	Long- term debt	Total
At Dec.31, 2004	—	—	2	240	33	48	3	(25)	301
Effective portion of change in fair value of hedging instruments	—	—	46	(38)	13	(4)	1	5	23
Transfers to earnings:
On recording hedged items in earnings	—	—	(10)	(100)	(16)	(4)	(6)	2	(134)
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	—	—	(1)[1]	—	—	(1)

At Dec.31, 2005	—	—	38	102	30	39	(2)	(18)	189
Effective portion of change in fair value of hedging instruments	(148)	29	(1)	137	(2)	4	(2)	—	17
Transfers to earnings:
On recording hedged items in earnings	165	28	(16)	(84)	(14)	(4)[1]	1	1	77

At Dec.31, 2006	$17	$57	$21	$155	$14	$39	$(3)	$(17)	$283
Effective portion of change in fair value of hedging instruments	—	(75)	87	249	32	(35)	—	(1)	257
Transfers to earnings:
On recording hedged items in earnings	(2)	32	(29)	(166)	(19)	(5)[1]	3	1	(185)

At Dec.31, 2007	$15	$14	$79	$238	$27	$(1)	$—	$(17)	$355

Hedge gains/losses classified within	Gold sales	Copper sales	Cost of sales	Cost of sales	Administration	Amortization	Interest income	Interest expense
Portion of hedge gain (loss) expected to affect 2008 earnings[2]	$2	$24	$27	$141	$18	$—	$—	$(1)	$211

1	On determining that certain forecasted capital expenditures were no longer likely to occur within two months of the originally specified time frame.
2	Based on the fair value of hedge contracts at December 31, 2007.

D    Fair Value of Financial Instruments

Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with our risk management or investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

BARRICK YEAR-END 2008	A-56	NOTES TO FINANCIAL STATEMENTS

Fair Value Information

At Dec.31	2007		2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and equivalents[1]	$2,207	$2,207	$3,043	$3,043
Accounts receivable[1]	256	256	234	234
Available-for-sale securities[2]	96	96	646	646
Equity-method investments[3]	1,074	1,113	204	212
Derivative assets[4]	554	554	410	410
Held-to-maturity securities[5]	46	46	—	—

	$4,233	$4,272	$4,537	$4,545

Financial liabilities
Accounts payable[1]	$808	$808	$686	$686
Long-term debt[6]	3,255	3,151	3,957	3,897
Derivative liabilities[4]	165	165	232	232
Restricted share units[7]	100	100	42	42
Deferred share units[7]	4	4	2	2

	$4,332	$4,228	$4,919	$4,859

1	Recorded at cost. Fair value approximates the carrying amounts due to the short-term nature and generally negligible credit losses.
2	Recorded at fair value. Quoted market prices are used to determine fair value.
3	Recorded at cost, adjusted for our share of income/loss and dividends of equity investees. Excludes the investment in Atacama Pty for which there is no readily determinable fair value.
4	Recorded at fair value based on internal valuation models that reflect forward market commodity prices, currency exchange rates and interest rates, and a discount factor that is based on market US dollar interest rates. If a forward market does not exist, we obtain broker-dealer quotations. Valuations assume all counterparties have an AA credit rating.
5	Includes ABCP.
6	Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods where a hedge relationship exists. The fair value of long-term debt is calculated by discounting the future cash flows under a debt obligation by a discount factor that is based on US dollar market interest rates adjusted for our credit quality.
7	Recorded at fair value based on our period end closing market share price.

E    Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.

For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. A net positive amount for a counterparty is a reasonable measure of credit risk when there is a legally enforceable master netting agreement. We mitigate credit risk by:

•	entering into derivatives with high credit-quality counterparties;

•	limiting the amount of exposure to each counterparty; and

BARRICK YEAR-END 2008	A-57	NOTES TO FINANCIAL STATEMENTS

•	monitoring the financial condition of counterparties.

Location of credit risk is determined by physical location of the bank branch, customer or counterparty.

Credit Quality of Financial Assets

At Dec.31, 2007	S&P Credit rating
	AA– or higher	A– or higher	B to BBB	Total
Cash and equivalents[1]	$2,225	$30	$—	$2,255
Derivatives[2]	405	—	—	405
Accounts receivable	—	—	256	256
Other non-current assets[3]	42	3	1	46

	$2,672	$33	$257	$2,962

Number of counterparties	22	3

Largest counterparty (%)	31%	96%

Concentrations of Credit Risk

At Dec.31, 2007	United States	Canada	Other International	Total
Cash and equivalents[1]	$1,831	$103	$321	$2,255
Derivatives[2]	151	139	115	405
Accounts receivable	191	46	19	256
Other non-current assets[3]	46	—	—	46

	$2,219	$288	$455	$2,962

1	The amounts presented reflect the outstanding bank balance held with institutions as at December 31, 2007.
2	The amounts presented reflect the net credit exposure after considering the effect of master netting agreements.
3	Other non-current assets include ABCP.

F    Risks Relating to the Use of Derivatives

By using derivatives, in addition to credit risk, we are affected by market risk and market liquidity risk. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates, and that this in turn affects our financial condition. We manage market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We mitigate this risk by establishing trading agreements with counterparties under which we are not required to post any collateral or make any margin calls on our derivatives. Our counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Market liquidity risk is the risk that a derivative cannot be eliminated quickly, by either liquidating it or by establishing an offsetting position. Under the terms of our trading agreements, counterparties cannot require us to immediately settle outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. We generally mitigate market liquidity risk by spreading out the maturity of our derivatives over time.

BARRICK YEAR-END 2008	A-58	NOTES TO FINANCIAL STATEMENTS

21 > ASSET RETIREMENT OBLIGATIONS

Asset Retirement Obligations (AROs)

	2007	2006
At January 1	$893	$446
AROs acquired with Placer Dome	—	387
AROs arising in the period	53	27
Impact of revisions to expected cash flows
Revisions to carrying amount of assets	—	(7)
Recorded in earnings[1]	6	53
Settlements
Cash payments	(33)	(32)
Settlement gains	(3)	(4)
AROs reclassified under “Liabilities of discontinued operations”	—	(16)
Accretion	50	39

At Dec.31	966	893
Current portion	(74)	(50)

	$892	$843

1	In 2006, we recognized an increase of $37 million for a change in estimate of the ARO at the Nickel Plate property in British Columbia, Canada. The adjustment was made on receipt of an environmental study that indicated a requirement to treat ground water for an extended period of time. The increase was recorded as a component of other expense (note 8A).

Each period we assess cost estimates and other assumptions used in the valuation of AROs at each of our mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. In 2007, we recorded adjustments of $53 million for changes in estimates of the AROs at our Hemlo, Cowal, Bulyanhulu, Lagunas Norte and Veladero operating mines. In 2007, charges of $6 million were recorded for changes in cost estimates for AROs at closed mines (2006: $53 million; 2005: $15 million expense).

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk–free rate of interest. We prepare estimates of the timing and amount of expected cash flows when an ARO is incurred. We update expected cash flows to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the ARO is recorded. We record the fair value of an ARO when it is incurred. At producing mines AROs incurred and changes in the fair value of AROs are recorded as an adjustment to the corresponding asset carrying amounts. At closed mines, any adjustment to the fair value of an ARO is charged directly to earnings. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the

BARRICK YEAR-END 2008	A-59	NOTES TO FINANCIAL STATEMENTS

discount factor implicit in the initial fair-value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion is recorded in the cost of goods sold each period. For development projects and closed mines, accretion is recorded in other expense. Upon settlement of an ARO, we record a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs as defined by FAS 143 are expensed as incurred (see note 8A).

22 > OTHER NON-CURRENT LIABILITIES

At Dec.31	2007	2006
Pension benefits (note 27)	$87	$85
Other post-retirement benefits (note 27)	27	33
Derivative liabilities (note 20C)	65	150
Restricted share units (note 26B)	94	42
Deferred revenue	88	136
Other	70	72

	$431	$518

23 > DEFERRED INCOME TAXES

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets, liabilities and valuation allowances are allocated between net income and other comprehensive income based on the source of the change.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be reinvested indefinitely outside Canada. The determination of the unrecorded deferred income tax liability is not considered practicable.

BARRICK YEAR-END 2008	A-60	NOTES TO FINANCIAL STATEMENTS

Sources of Deferred Income Tax Assets and Liabilities

At Dec.31	2007	2006
Deferred tax assets
Tax loss carry forwards	$729	$798
Capital tax loss carry forwards	—	30
Alternative minimum tax (“AMT”) credits	247	198
Asset retirement obligations	342	303
Property, plant and equipment	331	333
Inventory	—	95
Post-retirement benefit obligations	23	40
Other	3	3

	1,675	1,800
Valuation allowances	(419)	(658)

	1,256	1,142
Deferred tax liabilities
Property, plant and equipment	(1,243)	(1,377)
Derivative instruments	(122)	(9)
Other	(10)	(26)

	$(119)	$(270)

Classification:
Non-current assets (note 18)	$722	$528
Non-current liabilities	(841)	(798)

	$(119)	$(270)

Expiry Dates of Tax Losses and AMT Credits

	‘08	‘09	‘10	‘11	‘12+	No expiry date	Total
Tax losses[1]
Canada	$3	$5	$—	$—	$1,583	$—	$1,591
Australia	—	—	—	—	—	150	150
Barbados	—	—	—	—	1,056	—	1,056
Chile	—	—	—	—	—	679	679
Tanzania	—	—	—	—	—	242	242
U.S.	—	—	—	—	67	—	67
Other	—	—	2	—	—	—	2

	$3	$5	$2	$—	$2,706	$1,071	$3,787

AMT credits[2]	—	—	—	—	—	$247	$247

1	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2007.
2	Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

BARRICK YEAR-END 2008	A-61	NOTES TO FINANCIAL STATEMENTS

Net Deferred Tax Assets

	2007	2006
Gross deferred tax assets
Canada	$494	$487
Chile	117	113
Tanzania	197	217
United States	225	247
Other	108	122

	1,141	1,186

Valuation allowances
Canada	(55)	(59)
Chile	(105)	(110)
Tanzania	(30)	(217)
United States	(190)	(211)
Other	(39)	(61)

	$(419)	$(658)

Non-current assets	$722	$528

Valuation Allowances

We consider the need to record a valuation allowance against deferred tax assets, taking into account the effects of local tax law. A valuation allowance is not recorded when we conclude that sufficient positive evidence exists to demonstrate that it is more likely than not that a deferred tax asset will be realized. The main factors considered are:

•	Historic and expected future levels of taxable income;

•	Tax plans that affect whether tax assets can be realized; and

•	The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future taxable income are mainly affected by: market gold and silver prices; forecasted future costs and expenses to produce gold reserves; quantities of proven and probable gold reserves; market interest rates and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to valuation allowances to reflect our latest assessment of the amount of deferred tax assets that will more likely than not be realized.

A deferred income tax asset totaling $439 million has been recorded in Canada. This deferred tax asset primarily arose due to mark-to-market losses realized for acquired Placer Dome derivative instruments. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is more likely than not, and consequently no valuation allowance has been set up for this deferred tax asset.

A deferred tax asset of $167 million has been recorded in Tanzania following the release of tax valuation allowances totaling $189 million in 2007. The release of tax valuation allowances resulted from the impact of rising market gold prices on expectations of future taxable income and the ability to realize these tax assets.

A partial valuation allowance of $190 million has been set up against deferred tax assets in the United States at December 31, 2007. The majority of this valuation allowance relates to AMT credits in periods when partly due to low market gold prices, Barrick was an AMT taxpayer in the United States. If market gold prices continue to rise, it is reasonably possible that some or all of these valuation allowances could be released in future periods.

BARRICK YEAR-END 2008	A-62	NOTES TO FINANCIAL STATEMENTS

A valuation allowance of $105 million exists as at December 31, 2007 against tax loss carry forwards in Chile that exist in entities that have no present sources of income.

Source of Changes in Deferred Tax Balances

For the years ended Dec.31	2007	2006	2005
Temporary differences
Property, plant and equipment	$24	$(1,111)	$30
Asset retirement obligations	39	128	(69)
Tax loss carry forwards	(69)	546	38
Derivatives	(113)	52	(34)
Other	9	(17)	(3)

	$(110)	$(402)	$(38)
Net currency translation gains on deferred tax balances	76	5	11
Canadian tax rate changes	(64)	(12)	—
Adjustment to deferred tax balances due to change in tax status[1]	—	31	(5)
Release of end of year Tanzanian valuation allowances	156	—	—
Release of other valuation allowances	88	53	(32)

	$146	$(325)	$(64)

Intraperiod allocation to:
Income from continuing operations before income taxes	$174	$109	$(30)
Placer Dome acquisition (note 3G)	—	(432)	—
Porgera mine acquisition (note 3E)	20	—	—
OCI (note 25)	(48)	(2)	(34)
Other	5	28	(5)

	$151	$(297)	$(69)

1	Relates to changes in tax status in Australia (note 9).

Unrecognized Tax Benefits

Balance at January 1, 2007	20
Additions based on tax positions related to the current year	1
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(2)
Settlements	(4)

Balance at December 31, 2007[1,2]	15

1	If recognized, the total amount of $15 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.
2	Includes interest and penalties of $1 million.

We expect the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $2 to $3 million, related primarily to the expected settlement of Canadian income and mining tax assessments.

BARRICK YEAR-END 2008	A-63	NOTES TO FINANCIAL STATEMENTS

Tax Years Still Under Examination

Canada	2003-2007
United States	2003-2007

Peru	2004-2007

Chile	2004-2007

Argentina	2002-2007

Australia	all years open

Papua New Guinea	2002-2007

Tanzania	all years open

Peruvian Tax Assessment

On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.

In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, on an audit concluded in 2005, SUNAT has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. The tax assessment is for $49 million of tax, plus interest and penalties of $116 million. We filed an appeal to the Tax Court of Peru within the statutory period. We believe that the audit reassessment has no merit, that we will prevail in court again, and accordingly no liability has been recorded for this reassessment.

24 > CAPITAL STOCK

A    Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 869,886,631 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); 1 Series C special voting share (issued 1); and 14,726,854 Second preferred shares Series A (issued nil).

In 2007, we declared and paid dividends in US dollars totaling $0.30 per share ($261 million) (2006: $0.22 per share, $191 million; 2005: $0.22 per share, $118 million).

B    Exchangeable Shares

In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

BARRICK YEAR-END 2008	A-64	NOTES TO FINANCIAL STATEMENTS

At December 31, 2007, 1.4 million (2006 – 1.4 million) BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2006 – 0.7 million common shares), and are reflected in the number of common shares outstanding. We have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.

Summarized Financial Information for BGI

For the years ended Dec.31	2007	2006	2005
Total revenues and other income	$213	$233	$181
Less: costs and expenses[1]	202	215	186

Income (loss) before taxes	$11	$18	$(5)

Net income	$22	$33	$21

At Dec.31	2007	2006
Assets
Current assets	$123	$127
Non-current assets	47	50

	$170	$177

Liabilities and shareholders’ equity
Liabilities
Other current liabilities	22	25
Intercompany notes payable	409	387
Other long-term liabilities	109	80
Shareholders’ equity	(370)	(315)

	$170	$177

1	2006 includes a $37 million increase in the ARO at the Nickel Plate property (see note 21).

BARRICK YEAR-END 2008	A-65	NOTES TO FINANCIAL STATEMENTS

25 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)

	2007	2006	2005
Accumulated OCI at Jan.1
Cash flow hedge gains, net of tax of $60, $61, $95	$223	$128	$206
Investments, net of tax of $7, $nil, $nil	46	12	21
Currency translation adjustments, net of tax of $nil, $nil, $nil	(143)	(143)	(146)
Pension plans and other post-retirement benefits, net of tax of $4, $nil, $nil	(7)	(28)	(12)

	$119	$(31)	$69

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	257	17	23
Changes in fair value of investments	58	43	(8)
Currency translation adjustments	—	—	3
Pension plans and other post-retirement benefits:
Adjustments to minimum pension liability prior to adoption of FAS 158	—	15	(16)
FAS 158 adjustments (note 27C):
Elimination of minimum pension liability	—	13	—
Net actuarial gain (loss)	19	(9)	—
Transition obligation	1	(2)	—
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge (gains) losses to earnings:
On recording hedged items in earnings	(185)	77	(134)
Hedge ineffectiveness due to changes in timing of hedged items	—	—	(1)
Investments:
Other than temporary impairment charges	1	4	16
Gains realized on sale	(71)	(6)	(17)

Other comprehensive income (loss), before tax	80	152	(134)
Income tax recovery (expense) related to OCI	(48)	(2)	34

Other comprehensive income (loss), net of tax	$32	$150	$(100)

Accumulated OCI at Dec.31
Cash flow hedge gains, net of tax of $105, $60, $61	250	223	128
Investments, net of tax of $4, $7, $nil	37	46	12
Currency translation adjustments, net of tax of $nil, $nil, $nil	(143)	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $2, $4, $nil	7	(7)	(28)

	$151	$119	$(31)

26 > STOCK-BASED COMPENSATION

A    Stock Options

In September 2006, the SEC released a letter on accounting for stock options. The letter addresses the determination of the grant date and measurement date for stock option awards. For Barrick, the stock option grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. The application of the principles in the letter issued by the SEC did not change the date that has been historically determined as the measurement date for stock option grants.

Under Barrick’s stock option plan certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. Stock options vest evenly over four years, beginning in the year after granting. Options granted in July 2004 and prior are exercisable over 10 years, whereas options granted since December 2004 are exercisable over 7 years. At December 31, 2007, 10 million (2006: 13 million; 2005: 12 million) common shares, in addition to

BARRICK YEAR-END 2008	A-66	NOTES TO FINANCIAL STATEMENTS

those currently outstanding, were available for granting options. Stock options when exercised result in an increase to the number of common shares issued by Barrick.

Compensation expense for stock options was $25 million in 2007 (2006: $27 million; 2005: $nil), and is presented as a component of cost of sales, corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options reduced earnings per share for 2007 by $0.03 per share (2006: $0.03 per share).

Total intrinsic value relating to options exercised in 2007 was $58 million (2006: $27 million; 2005: $22 million).

Employee Stock Option Activity (Number of Shares in Millions)

	2007		2006		2005
	Shares	Average price	Shares	Average price	Shares	Average price
C$ options
At Jan.1	11.9	$28	14.7	$28	19.4	$28
Granted	—	$—	—	$—	—	$—
Issued on acquisition of Placer Dome	—	$—	1.7	$34	—	$—
Exercised	(3.9)	$28	(2.4)	$26	(3.8)	$25
Forfeited	(0.1)	$29	(0.2)	$27	(0.8)	$27
Cancelled/expired	(0.8)	$35	(1.9)	$40	(0.1)	$40

At Dec.31	7.1	$27	11.9	$28	14.7	$28

US$ options
At Jan.1	7.7	$25	6.9	$24	5.9	$22
Granted	1.4	$40	1.1	$30	2.1	$25
Issued on acquisition of Placer Dome	—	$—	1.0	$19	—	$—
Exercised	(1.7)	$23	(0.9)	$21	(0.3)	$15
Forfeited	(0.3)	$25	(0.4)	$24	(0.4)	$28
Cancelled/expired	(0.1)	$22	—	$25	(0.4)	$26

At Dec.31	7.0	$28	7.7	$25	6.9	$24

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic Value[1] ($ millions)	Shares	Average price	Intrinsic Value[1] ($ millions)
C$ options
$ 22 - $ 27	3.2	$24	4	$57	3.2	$24	$57
$ 28 - $ 31	3.8	$29	4	$47	3.7	$29	$46
$ 32 - $ 43	0.1	$32	4	$1	0.1	$32	$1

	7.1	$27	4	$105	7.0	$27	$104

US$ options
$ 9 - $ 19	0.2	$13	5	$5	0.2	$13	$5
$ 20 - $ 27	4.3	$24	4	$77	2.8	$24	$51
$ 28 - $ 41	2.5	$35	8	$16	0.3	$30	$4

	7.0	$28	6	$98	3.3	$24	$60

1	Based on the closing market share price on Dec.31, 2007 of C$41.78 and US$42.05.

BARRICK YEAR-END 2008	A-67	NOTES TO FINANCIAL STATEMENTS

Option Information

For the years ended Dec.31

(per share and per option amounts in dollars)

	2007	2006	2005
Valuation assumptions	Lattice[1,2]	Lattice[1,2]	Black- Scholes[1]	Lattice[2]
Expected term (years)	4.5-5	4.5-5	5	5
Expected volatility[2]	30%-38%	30%-38%	23%-30%	31%-38%
Weighted average expected volatility[2]	36.6%	31.6%	n/a	33.3%
Expected dividend yield	0.7%-0.9%	0.7%-0.9%	0.8%-1.0%	0.9%
Risk-free interest rate[2]	3.2%-5.1%	4.3%-5.1%	3.8%-4.0%	4.3%-4.5%
Options granted (in millions)[3]	1.4	1.1	1.1	1.0
Weighted average fair value per option	$12.91	$9.42	$7.30	$8.13

1	Different assumptions were used for the multiple stock option grants during the year.
2	Stock option grants issued after September 30, 2005 were valued using the Lattice valuation model. The volatility and risk-free interest rate assumption varied over the expected term of these stock option grants.
3	Excludes 2.7 million fully vested options issued on the acquisition of Placer Dome.

We changed the model used to value stock option grants from the Black-Scholes model to the Lattice valuation model for stock options granted after September 30, 2005. We believe the Lattice valuation model provides a more representative fair value because it incorporates more attributes of stock options such as employee turnover and voluntary exercise patterns of option holders. For options granted before September 30, 2005, fair value was determined using the Black-Scholes method. The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

We use the straight-line method for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeitures rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Under the Black-Scholes model the expected term assumption takes into consideration assumed rates of employee turnover and represents the estimated average length of time stock options remain outstanding before they are either exercised or forfeited. Under the Lattice valuation model, the expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.

As at December 31, 2007, there was $33 million (2006: $39 million; 2005: $56 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 2 years (2006: 2 years; 2005: 2 years).

BARRICK YEAR-END 2008	A-68	NOTES TO FINANCIAL STATEMENTS

For years prior to 2006, we utilized the intrinsic value method of accounting for stock options, which resulted in no compensation expense. If compensation expense had been determined in accordance with the fair value provisions of SFAS No. 123 pro-forma net income and net income per share would have been as follows:

Stock Option Expense

For the years ended Dec.31 ($ millions, except per share amounts in dollars)	2005
Pro forma effects
Net income, as reported	401
Stock option expense	(26)

Pro forma net income	375

Net income per share:
As reported—basic	$0.75
As reported—diluted	$0.75

Pro forma[1]	$0.70

1	Basic and diluted.

B    Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of a three year period and are settled in cash on the third anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is recorded at fair value on the grant date, with a corresponding amount recorded as a deferred compensation asset that is amortized on a straight-line basis over the vesting period. Changes in the fair value of the RSU liability are recorded each period, with a corresponding adjustment to the deferred compensation asset. Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2007, the weighted average remaining contractual life of RSUs was 2.5 years.

Compensation expense for RSUs was $16 million in 2007 (2006: $6 million; 2005: $2 million) and is presented as a component of cost of sales, corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had RSUs. As at December 31, 2007 there was $75 million of total unamortized compensation cost relating to unvested RSUs (2006: $36 million; 2005: $11 million).

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

BARRICK YEAR-END 2008	A-69	NOTES TO FINANCIAL STATEMENTS

DSU and RSU Activity

	DSUs (thousands)	Fair value (millions)	RSUs (thousands)	Fair value (millions)
At Dec.31, 2004	31	$0.7	235	$5.6
Settled for cash	(3)	(0.1)	—	—
Forfeited	–	–	(38)	(0.9)
Granted	19	0.5	415	11.1
Converted to stock options	—	—	(3)	(0.1)
Credits for dividends	—	–	2	0.1
Change in value	—	0.3	—	0.6

At Dec.31, 2005	47	$1.4	611	$16.4
Settled for cash	—	—	(82)	(2.5)
Forfeited	—	—	(58)	(1.6)
Granted[1]	22	0.7	893	27
Converted to stock options[1]	—	—	(18)	(0.5)
Credits for dividends	—	—	8	0.2
Change in value		—	—	2.6

At Dec.31, 2006	69	$2.1	1,354	$41.6
Settled for cash	(11)	(0.3)	(119)	(4.9)
Forfeited	—	—	(38)	(1.4)
Granted	42	1.4	1,174	47.5
Credits for dividends	—	—	12	0.4
Change in value	—	0.9	—	17.0

At Dec.31, 2007	100	$4.1	2,383	$100.2

1	In January 2006, under our RSU plan, 18,112 restricted share units were converted to 72,448 stock options.

C    Employee Share Purchase Plan

During the first quarter of 2008, Barrick is expected to launch an Employee Share Purchase Plan. This plan will enable Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year.

27 > POST-RETIREMENT BENEFITS

A    Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $49 million in 2007, $36 million in 2006 and $20 million in 2005.

B    Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States, Canadian and Australian employees and provide benefits based on employees’ years of service. Through the acquisition of Placer Dome, we acquired pension plans in the United States, Canada and Australia. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed-income and equity securities. On June 30, 2007, one of our qualified defined benefit plans in Canada was wound-up. No curtailment gain or loss resulted and the obligations of the plans are expected to be settled at the end of 2008. On

BARRICK YEAR-END 2008	A-70	NOTES TO FINANCIAL STATEMENTS

November 30, 2007, one of our defined benefit plans in Australia was wound-up and on December 31, 2007, the other defined benefit plan in Australia was wound-up. No curtailment gain or loss resulted for either plan. In 2006, actuarial assumptions were amended for one of our qualified defined benefit plans in Canada and on June 30, 2006, one of our other plans in Canada was partially wound-up; no curtailment gain or loss resulted for either plan. Also in 2006, one of our qualified defined benefit plans was amended to freeze benefits in the United States accruals for all employees, resulting in a curtailment gain of $8 million.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The fair value of assets held in this trust was $19 million in 2007 (2006: $21 million), and is recorded in our consolidated balance sheet under available-for-sale securities.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of plan participants, in excess of a 10% corridor.

Pension Expense (Credit)

For the years ended Dec.31	2007	2006	2005
Expected return on plan assets	$(21)	$(20)	$(11)
Service cost	2	4	—
Interest cost	21	22	12
Actuarial losses	1	1	—
Curtailment gains	—	(8)	—

	$3	$(1)	$1

C    Pension Plan Information

Fair Value of Plan Assets

For the years ended Dec.31	2007	2006	2005
Balance at Jan.1	$301	$166	$170
Increase for plans assumed on acquisition of Placer Dome	—	127	—
Actual return on plan assets	31	35	10
Company contributions	10	10	10
Settlements	(14)	—	—

Benefits paid	(35)	(37)	(24)

Balance at Dec.31	$293	$301	$166

At Dec.31	2007			2006
	Target	Actual	Actual	Actual
Composition of plan assets:
Equity securities	60%	45%	$130	$180
Debt securities	40%	42%	123	106
Fixed income securities		12%	35	—
Real estate		—	—	9
Other		2%	5	6

		100%	$293	$301

BARRICK YEAR-END 2008	A-71	NOTES TO FINANCIAL STATEMENTS

Projected Benefit Obligation (PBO)

For the years ended Dec.31	2007	2006
Balance at Jan.1	$389	$224
Increase for plans assumed on acquisition of Placer Dome	—	191
Service cost	2	4
Interest cost	21	22
Actuarial (gains) losses	1	(7)
Benefits paid	(35)	(37)
Curtailments	(14)	(8)

Balance at Dec.31	$364	$389

Funded status[1]	$(71)	$(88)

ABO[2,3]	$254	$386

1	Represents the fair value of plan assets less projected benefit obligations. Plan assets exclude investments held in a rabbi trust that are recorded separately on our balance sheet under Investments (fair value $19 million at December 31, 2007). In the year ending December 31, 2008, we do not expect to make any further contributions.
2	For 2007, we used a measurement date of December 31, 2007 to calculate accumulated benefit obligations.
3	Represents the accumulated benefit obligation (“ABO”) for all plans. The ABO for plans where the PBO exceeds the fair value of plan assets was $254 million (2006: $110 million).

Pension Plan Assets/Liabilities

For the years ended Dec.31	2007	2006
Non-current assets	$25	$5
Current liabilities	(8)	(8)
Non-current liabilities	(87)	(85)
Other comprehensive income[1]	(8)	6

	$(78)	$(82)

1	Amounts represent actuarial (gains) losses.

The projected benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets at December 31, 2007 and 2006 were as follows:

For the years ended Dec.31	2007	2006
Projected benefit obligation, end of year	$329	$111
Fair value of plan assets, end of year	$258	$62

The projected benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2007 and 2006 were as follows:

For the years ended Dec.31	2007	2006
Projected benefit obligation, end of year	$329	$111
Accumulated benefit obligation, end of year	$330	$110
Fair value of plan assets, end of year	$258	$62

BARRICK YEAR-END 2008	A-72	NOTES TO FINANCIAL STATEMENTS

Expected Future Benefit Payments

For the years ending Dec.31
2008	$61
2009	24
2010	31
2011	24
2012	24
2013 – 2017	$117

D    Actuarial Assumptions

For the years ended Dec.31	2007	2006	2005
Discount rate[1]
Benefit obligation	4.50-6.30%	4.40-5.90%	5.50%
Pension cost	4.50-5.81%	4.40-5.90%	5.50%
Return on plan assets[1]	4.50-7.25%	7.00-7.25%	7.00%
Wage increases	3.50-5.00%	3.5-5.00%	5.00%

1	Effect of a one-percent change: Discount rate: $25 million decrease in ABO and $1 million increase in pension cost; Return on plan assets: $3 million decrease in pension cost.

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The discount rate for benefit obligation and pension cost purposes is the rate at which the pension obligation could be effectively settled. This rate was developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-grade (Moody’s Aa) US corporate bonds. Bonds included in this analysis were restricted to those with a minimum outstanding balance of $50 million. Only non-callable bonds, or bonds with a make-whole provision, were included. Finally, outlying bonds (highest and lowest 10%) were discarded as being non-representative and likely to be subject to a change in investment grade. The resulting discount rate from this analysis was rounded to the nearest 25 basis points. The procedure was applied separately for pension and post-retirement plan purposes, and produced the same rate in each case.

The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

E    Other Post-retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred and amortized

BARRICK YEAR-END 2008	A-73	NOTES TO FINANCIAL STATEMENTS

over the average remaining life expectancy of participants when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation.

Other Post-retirement Benefits Expense

For the years ended Dec.31	2007	2006	2005
Interest cost	$2	$2	$2
Other	—	—	5

	$2	$2	$7

Fair Value of Plan Assets

For the years ended Dec.31	2007	2006	2005
Balance at Jan.1	$—	$—	$—
Contributions	2	3	4
Benefits paid	(2)	(3)	(4)

Balance at Dec.31	$—	$—	$—

Accumulated Post-retirement Benefit Obligation (APBO)

For the years ended Dec.31	2007	2006	2005
Balance at Jan. 1	$37	$39	$29
Interest cost	2	2	2
Actuarial losses	(7)	(1)	11
Benefits paid	(2)	(3)	(3)

Balance at Dec. 31	$30	$37	$39

Funded status	(30)	(37)	(38)
Unrecognized net transition obligation	n/a	n/a	1
Unrecognized actuarial losses	n/a	n/a	6

Net benefit liability recorded	n/a	n/a	$(31)

Other Post-retirement Assets/Liabilities

For the year ended Dec.31	2007	2006
Current liability	$(3)	$(3)
Non-current liability	(27)	(33)
Accumulated other comprehensive income	(1)	5

	$(31)	$(31)

Amounts recognized in accumulated other comprehensive income consist of:1

For the year ended Dec.31	2007	2006
Net actuarial loss (gain)	$(2)	$3
Transition obligation (asset)	1	2

	$(1)	$5

1	The estimated amounts that will be amortized into net periodic benefit cost in 2008.

BARRICK YEAR-END 2008	A-74	NOTES TO FINANCIAL STATEMENTS

We have assumed a health care cost trend of 9% in 2008, decreasing ratability to 5% in 2010 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2007 would have had no significant effect on the post-retirement obligation and would have had no significant effect on the benefit expense for 2007.

Expected Future Benefit Payments

For the years ending Dec.31
2008	$3
2009	3
2010	3
2011	3
2012	3
2013 – 2017	$11

28 > LITIGATION AND CLAIMS

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

Wagner Complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss. Both parties moved for reconsideration of a portion of the Court’s January 31, 2006 Order. On December 12, 2006, the Court issued its order denying both parties’ motions for reconsideration. On February 15, 2008, the Court issued an order granting the plaintiffs’ motion for class certification. Discovery is ongoing. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Marinduque Complaint

Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The

BARRICK YEAR-END 2008	A-75	NOTES TO FINANCIAL STATEMENTS

Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). However, on June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint. The Court granted that motion on March 2, 2007. On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens. Briefing was completed on May 21, 2007, and on June 7, 2007, the Court issued an order granting the Company’s motion to dismiss. On June 25, 2007, the Province filed a motion requesting the Court to reconsider its Order dismissing the action. The Company opposed the motion for reconsideration. On July 6, 2007, the Province filed a Notice of Appeal to the Ninth Circuit from the Order on the motion to dismiss. On August 8, 2007, the Ninth Circuit issued an order holding the appeal in abeyance pending the district court’s resolution of the motion for reconsideration. On January 16, 2008, the district court issued an order denying the Province’s motion for reconsideration. Following the district court order, the Province has filed an amended Notice of Appeal. We will challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.

On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. To date, we are unaware of any attempts to serve the summons on PDI, nor do we believe that PDI is properly amenable to service in the Philippines. If service is attempted, the Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Pakistani Constitutional Litigation

On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistan citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.

BARRICK YEAR-END 2008	A-76	NOTES TO FINANCIAL STATEMENTS

On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. The Supreme Court of Pakistan has not yet considered the Civil Petition for Leave to Appeal. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.

NovaGold Litigation

On August 24, 2006, during the pendency of Barrick’s unsolicited bid for NovaGold Resources Inc., NovaGold filed a complaint against Barrick in the United States District Court for the District of Alaska. The complaint was amended on several occasions with the most recent amendment having been filed in January 2007. The complaint, as amended, sought a declaration that Barrick will be unable to satisfy the requirements of the Mining Venture Agreement between NovaGold and Barrick which would allow Barrick to increase its interest in the Donlin Creek joint venture from 30% to 70%. NovaGold also asserted that Barrick breached its fiduciary and contractual duties to NovaGold, including its duty of good faith and fair dealing, by misusing confidential information of NovaGold regarding NovaGold’s Galore Creek project in British Columbia. NovaGold sought declaratory relief, an injunction and an unspecified amount of damages. Barrick’s Motion to Dismiss NovaGold’s amended complaint was heard on February 9, 2007.On July 17, 2007 the Court issued its order granting the Motion to Dismiss with respect to all claims. On August 28, 2007, NovaGold filed a notice of appeal as to a portion of the district court’s order granting Barrick’s motion to dismiss.

On August 11, 2006, NovaGold filed a complaint against Barrick in the Supreme Court of British Columbia. The complaint asserted that in the course of discussions with NovaGold of a potential joint venture for the development of the Galore Creek project, Barrick misused confidential information of NovaGold regarding that project to, among other things, wrongfully acquire Pioneer Metals, a company that holds mining claims adjacent to NovaGold’s project. NovaGold asserted that Barrick breached fiduciary duties owed to NovaGold, intentionally and wrongfully interfered with NovaGold’s interests and has been unjustly enriched. NovaGold sought a constructive trust over the shares in Pioneer acquired by Barrick and an accounting for any profits of Barrick’s conduct, as well as an unspecified amount of damages.

On December 3, 2007 Barrick and NovaGold announced that a global settlement of all disputes between them had been reached. As a result of this settlement, all pending legal actions between Barrick and NovaGold have been dismissed.

29 > FINANCE SUBSIDIARIES

On May 9, 2008, we incorporated two wholly-owned finance subsidiaries, Barrick North America Finance LLC and Barrick Gold Financeco LLC, the sole purpose of which is to issue debt securities. On May 30, 2008, we filed a preliminary short form base shelf prospectus and registration statement in respect of the future offer and issuance of debt securities up to an aggregate principal amount of $2 billion by Barrick and the finance subsidiaries. Barrick will fully and unconditionally guarantee any debt securities issued by the finance subsidiaries.

BARRICK YEAR-END 2008	A-77	NOTES TO FINANCIAL STATEMENTS

SCHEDULE “B”

INTERIM FINANCIAL STATEMENTS OF BARRICK GOLD CORPORATION FOR THE THREE

MONTHS ENDED MARCH 31, 2008

Consolidated Statements of Income

Barrick Gold Corporation

(in millions of United States dollars, except per share data) (Unaudited)

	Three months ended March 31,
	2008	2007
Sales (notes 4 and 5)	$1,958	$1,089

Costs and expenses
Cost of sales (notes 4 and 6)[1]	775	740
Amortization and accretion (notes 4 and 14)	241	220
Corporate administration	33	33
Exploration (note 9)	43	30
Project development expense (note 9)	46	37
Other expense (note 7A)	54	38
Impairment charges (note 7B)	41	—

	1,233	1,098
Interest income	17	39
Interest expense (note 15B)	(6)	(36)
Other income (note 7C)	32	18

	43	21

Income before income taxes and other items	768	12
Income tax expense (note 8)	(253)	(147)
Non-controlling interests	(3)	(3)
Income (loss) from equity investees (note 12)	2	(21)

Net income (loss) for the period	$514	$(159)

Earnings (loss) per share data (note 10):
Net income (loss)
Basic	$0.59	$(0.18)
Diluted	$0.58	$(0.18)

1	Exclusive of amortization (note 4).

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flow

Barrick Gold Corporation

(in millions of United States dollars) (Unaudited)

	Three months ended March 31,
	2008	2007
OPERATING ACTIVITIES
Net income (loss) for the period	$514	$(159)
Amortization and accretion (notes 4 and 14)	241	220
Income tax expense (note 8)	253	147
Income taxes paid	(127)	(129)
Impairment charges (note 7B)	41	—
Increase in inventory (note 13)	(133)	(20)
Other items (note 11)	(61)	104

Net cash provided by operating activities	728	163

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(265)	(248)
Sales proceeds	4	6
Acquisitions, net of cash acquired of $21 (note 3)	(1,722)	—
Available-for-sale securities
Purchases	(15)	(4)
Sales proceeds	2	3
Long-term supply contract (note 12)	(35)	—
Other investing activities	(35)	(27)

Net cash used in investing activities	(2,066)	(270)

FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	70	31
Debt
Proceeds	990	—
Repayments	(5)	(9)

Net cash provided by financing activities	1,055	22

Effect of exchange rate changes on cash and equivalents	7	1

Net decrease in cash and equivalents	(276)	(84)

Cash and equivalents at beginning of period	2,207	3,043

Cash and equivalents at end of period	$1,931	$2,959

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Balance Sheets

Barrick Gold Corporation

(in millions of United States dollars) (Unaudited)

	As at March 31, 2008	As at December 31, 2007
ASSETS
Current assets
Cash and equivalents	$1,931	$2,207
Accounts receivable	291	256
Inventories (note 13)	1,246	1,129
Other current assets	774	707

	4,242	4,299
Non-current assets
Investments (note 12)	123	142
Equity method investments (note 12)	1,147	1,074
Property, plant and equipment (note 14)	10,339	8,596
Goodwill	5,865	5,847
Intangible assets	75	68
Other assets	2,102	1,925

Total assets	$23,893	$21,951

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$874	$808
Short term debt (note 15)	234	233
Other current liabilities	472	255

	1,580	1,296
Non-current liabilities
Long-term debt (note 15)	4,137	3,153
Asset retirement obligations	932	892
Deferred income tax liabilities	858	841
Other liabilities	582	431

Total liabilities	8,089	6,613

Non-controlling interests	93	82

Shareholders’ equity
Capital stock (note 17)	13,348	13,273
Retained earnings	2,346	1,832
Accumulated other comprehensive income (note 18)	17	151
Total shareholders’ equity	15,711	15,256

Contingencies and commitments (notes 14 and 20)

Total liabilities and shareholders’ equity	$23,893	$21,951

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

Barrick Gold Corporation

For the three months ended March 31 (in millions of United States dollars) (Unaudited)

	2008	2007
Common shares (number in millions)
At January 1	870	864
Issued on exercise of stock options	2	1

At March 31	872	865

Common shares (dollars in millions)
At January 1	$13,273	$13,106
Issued on exercise of stock options	70	31
Recognition of stock option expense	5	5

At March 31	$13,348	$13,142

Retained earnings
At January 1	$1,832	$974
Net income (loss)	514	(159)

At March 31	$2,346	$815

Accumulated other comprehensive income (note 18)	$17	$126

Total shareholders’ equity at March 31	$15,711	$14,083

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation

(in millions of United States dollars) (Unaudited)

	Three months ended March 31
	2008	2007
Net income (loss)	$514	$(159)
Other comprehensive income (loss) net of tax (note 18)	(134)	7

Comprehensive income (loss)	$380	$(152)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, ARS and EUR are to Canadian dollars, Australian dollars, South African rands, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Argentinean pesos and Euros respectively.

1 > NATURE OF OPERATIONS

Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce copper and hold interests in a platinum group metals development project and a nickel development project, both located in Africa, and a platinum group metals project located in Russia. Our mining operations are concentrated in our four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.

2 > SIGNIFICANT ACCOUNTING POLICIES

A    Basis of Preparation

These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). In first quarter 2008, we amended the income statement classification of accretion expense. To ensure comparability of financial information, prior year amounts have been reclassified to reflect changes in the financial statement presentation.

B    Use of Estimates

The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable mineral reserves; fair values of acquired assets and liabilities under business combinations, including the value of mineralized material beyond proven and probable mineral reserves; future costs and expenses to produce proven and probable mineral reserves; future commodity prices for gold, copper, silver and other products; the future cost of asset retirement obligations; amounts and likelihood of contingencies; the fair values of reporting units that include goodwill; and uncertain tax positions. Using these and other estimates and assumptions, we make various decisions in preparing the financial statements including:

•	The treatment of expenditures at mineral properties prior to when production begins as either an asset or an expense;

•	Whether tangible and intangible long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge;

•	Our ability to realize deferred income tax assets and amounts recorded for any corresponding valuation allowances;

•	The useful lives of tangible and intangible long-lived assets and the measurement of amortization;

•	The fair value of asset retirement obligations;

•	Whether to record a liability for loss contingencies and the amount of any liability;

•	Whether investments are other than temporarily impaired;

•	The amount of income tax expense;

BARRICK FIRST QUARTER 2008	B-5	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

•	Allocations of the purchase price in business combinations to assets and liabilities acquired, including goodwill;

•	Whether any impairments of goodwill have occurred and if so the amounts of impairment charges;

•	Transfers of value beyond proven and probable reserves to amortized assets;

•	Amounts recorded for uncertain tax positions, and

•	The timing and amounts recorded of proceeds for insurable losses under insurance claims.

As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.

Significant Changes in Estimates

Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property, and we record a transfer of value beyond proven and probable reserves (“VBPP”) to assets subject to amortization. We prospectively revise calculations of amortization of property, plant and equipment based on the latest reserve estimates. The effect of changes in reserve estimates including the effect of transfers of VBPP to assets subject to amortization, on amortization expense for the three months ended March 31, 2008 was a decrease of $13 million (2007: $15 million decrease).

Asset Retirement Obligations (AROs)

Each quarter we update cost estimates, and other assumptions used in the valuation of AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. During first quarter 2008, we recorded an adjustment of $20 million for changes in estimates of the AROs at our Buzwagi, Tulawaka and Veladero properties. These adjustments were recorded with a corresponding adjustment to property, plant and equipment. During first quarter 2007, we recorded an increase in AROs of $29 million for a change in estimate of the ARO at our Hemlo property following receipt of an updated closure study for the property. This adjustment was recorded with a corresponding adjustment to property, plant and equipment.

C    Accounting Changes

FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)

In February 2007, the FASB issued FAS 159, which allows an irrevocable option, the Fair Value Option (FVO), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings. The objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

FAS 159 was effective for Barrick beginning in first quarter 2008 and was applied prospectively. Barrick has not adopted the FVO for any of its eligible financial instruments, which primarily include available-for-sale securities, equity-method investments and long-term debt.

FAS 157, Fair Value Measurements (FAS 157)

In September 2006, the FASB issued FAS 157 that defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. FAS 157 applies under other US GAAP pronouncements that require (or permit) fair value measurements where fair value is the relevant measurement attribute.

BARRICK FIRST QUARTER 2008	B-6	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

In February 2008 the FASB issued FSP FAS 157-2. FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, we will apply the requirements of FAS 157 to fair value measurements used in accounting for property, plant and equipment, intangible assets, goodwill and asset retirement obligations beginning in 2009.

In the first quarter of 2008, we implemented FAS 157 subject to the delay specified in FSP FAS 157-2 for non-financial assets and liabilities. Refer to note 16 for details of the adoption of FAS 157 and related disclosures.

Changes in Financial Statement Presentation—Accretion expense

In first quarter 2008, we made a change to our accounting policy regarding the financial statement classification of accretion expense. Prior to this change, we recorded accretion expense at producing mines as a component of cost of sales and accretion expense at closed mines as a component of other expense.

Beginning in first quarter 2008, we recorded accretion expense at producing mines and accretion expense at closed mines in amortization and accretion on our Consolidated Statements of Income.

D    Accounting Developments

FAS 161, Disclosures about Derivative Instruments and Hedging Activities (FAS 161)

In March 2008, the FASB issued FAS 161, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact of adopting FAS 161 on our note disclosures related to derivative instruments and hedging activities.

FAS 141(R), Business Combinations (FAS 141(R))

In December 2007 the FASB issued FAS 141(R), which replaces FAS 141 prospectively for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions are accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.

The more significant changes that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under FAS 141 these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest is recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

BARRICK FIRST QUARTER 2008	B-7	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)

In December 2007 the FASB issued FAS 160, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, FAS 160 changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

3 > ACQUISITIONS AND DIVESTITURES

For the three months ended March 31	2008	2007
Cash paid on acquisition[1]
Arizona Star	$41	$—
Cortez	1,681	—

	$1,722	$—

1	All amounts are presented net of cash acquired/divested. Potential deferred tax adjustments may arise from these acquisitions.

B    Acquisition of Arizona Star Resources Corporation (“Arizona Star”)

On March 12, 2008, we acquired all of the remaining common shares of Arizona Star pursuant to its statutory right of compulsory acquisition for $41 million. Arizona Star owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile. The acquisition of Arizona Star has been accounted for as an asset purchase. The tables below represent the purchase cost and preliminary purchase price allocation for the acquisition of 100% of the common shares of Arizona Star, 94% of the common shares were acquired in the fourth quarter of 2007. The principal area outstanding is the determination of deferred tax effects of the purchase price allocation, which will be finalized in 2008.

Purchase Cost
Purchase cost per agreement	$769
Purchase price adjustments and transaction costs	1
Less: cash acquired	(7)

$763

Preliminary Purchase Price Allocation
Other current assets	$1
Equity investment in Cerro Casale project	770

Total Assets	771

Current liabilities	8

Total liabilities	8

Net assets acquired	$763

BARRICK FIRST QUARTER 2008	B-8	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C    Acquisition of 40% Interest in Cortez

On March 5, 2008, we completed our acquisition of an additional 40% interest in the Cortez property from Kennecott Explorations (Australia) Ltd. (“Kennecott”), a subsidiary of Rio Tinto plc, for a total cash consideration of $1.695 billion. A further $50 million will be payable if and when we add an additional 12 million ounces of contained gold resources beyond our December 31, 2007 reserve statement for Cortez. A sliding scale royalty is payable to Kennecott on 40% of all production in excess of 15 million ounces on and after January 1, 2008. Both of these contingent payments will be recognized as an additional cost of the acquisition only if the resource/production targets are met and the amounts become payable as a result.

The acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills expansion plus any future potential from the property. We have determined that the transaction represents a business combination. The allocation of the purchase price is based upon our preliminary estimates with respect to the fair value of the assets acquired. The actual fair values of the assets acquired may differ materially from the amounts disclosed below. We expect that the purchase price allocation will be completed in 2008. The terms of the acquisition are effective March 1, 2008 and the revenues and expenses attributable to the 40% interest have been included in our consolidated statements of income from that date onwards.

Purchase Cost

Purchase cost per agreement	$1,695
Less: cash acquired	(14)

$1,681

Preliminary Purchase Price Allocation

Inventories	$47
Other current assets	1
Non-current ore in stockpiles	17
Property, plant and equipment
Building, plant and equipment	184
Capitalized mineral property acquisition and mine development costs	1,063
Value beyond proven and probable reserves	388
Goodwill	18

Total Assets	1,718

Current liabilities	23
Asset Retirement Obligations	14

Total liabilities	37

Net assets acquired	$1,681

D    Kainantu Acquisition

On December 12, 2007 we completed the acquisition of the Kainantu mineral property and various exploration licenses in Papua New Guinea from Highlands Pacific Limited for $135 million in cash, which reflects the purchase price, net of $7 million withheld pending certain permit renewals. The acquisition has been accounted for as a purchase of assets. The purchase price allocation will be finalized in 2008.

4 > SEGMENT INFORMATION

In first quarter 2008, we formed a dedicated Capital Projects group, distinct from our existing regional business units to focus on managing development projects and building new mines. This specialized group manages all project development activities up to and including the commissioning of new mines, at which point

BARRICK FIRST QUARTER 2008	B-9	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

responsibility for mine operations will be handed over to the regional business units. We have revised the format of information provided to the Chief Operating Decision Maker in order to make resource allocation decisions and assess the operating performance of this group. Accordingly, we have revised our operating segment disclosure to be consistent with the internal management structure and reporting changes, with restatement of comparative information to conform to the current period presentation.

Income Statement Information

	Sales		Segment cost of sales		Segment income (loss)[1]
For the three months ended March 31	2008	2007	2008	2007	2008	2007
Gold
North America	$594	$312	$320	$277	$196	$(34)
South America	471	212	100	79	327	84
Australia Pacific	393	210	184	224	149	(60)
Africa	150	92	80	78	51	(10)
Copper
South America	274	216	58	56	196	142
Australia Pacific	76	47	33	26	28	13
Capital Projects	—	—	—	—	(40)	(33)

	$1,958	$1,089	$775	$740	$907	$102

1	Segment income (loss) represents segment sales, less cost of sales, less amortization and accretion. For the three months ended March 31, 2008, accretion expense was $13 million (2007: $12 million), see note 14B for further details. Segment income (loss) for the Capital Projects segment includes Project Development expense., see note 9 for further details.

	Exploration[1]		Regional business unit costs[1,2]
For the three months ended March 31	2008	2007	2008	2007
North America	$16	$11	$10	$6
South America	10	5	7	6
Australia Pacific	11	8	10	9
Africa	3	2	4	1
Capital Projects	1	2	—	—
Other expense outside reportable segments	2	2	—	—

	$43	$30	$31	$22

1	Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.
2	All amounts related to the Capital Projects segment are included within Project Development Expense.

BARRICK FIRST QUARTER 2008	B-10	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income

For the three months ended March 31	2008	2007
Segment income	$907	$102
Amortization of corporate assets	(5)	(6)
Exploration	(43)	(30)
Other project expenses	(6)	(4)
Corporate administration	(33)	(33)
Other expense	(54)	(38)
Impairment charges	(41)	—
Interest income	17	39
Interest expense	(6)	(36)
Other income	32	18

Income before income taxes and other items	$768	$12

Asset Information

	Amortization		Segment capital expenditures[1]
For the three months ended Mar.31	2008	2007	2008	2007
Gold
North America	$71	$62	$54	$34
South America	42	47	23	54
Australia Pacific	57	43	44	60
Africa	18	24	14	25
Copper
South America	20	18	11	3
Australia Pacific	15	8	7	1
Capital Projects	—	—	123	58

Segment total	223	202	276	235
Other items not allocated to segments	5	6	17	3

Enterprise total	$228	$208	$293	$238

1	Segment capital expenditures are presented on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flows are presented on a cash basis. For the three months ended March 31, 2008, cash expenditures were $265 million (2007: $248 million) and the increase in accrued expenditures were $28 million (2007: ($10) million).

5 > REVENUE AND GOLD SALES CONTRACTS

For the three months ended Mar.31	2008	2007
Gold bullion sales[1]
Spot market sales	$1,560	$58
Gold sales contracts	—	710

	1,560	768
Concentrate sales[2]	48	58

	$1,608	$826

Copper sales[1,3]
Copper cathode sales	$269	$218
Concentrate sales	81	45

	$350	$263

1	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 15C and 18).

BARRICK FIRST QUARTER 2008	B-11	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

2	Gold sales include gains and losses on gold derivative contracts which have been economically offset, but not yet settled and on embedded derivatives in smelting contracts: first quarter 2008: $2 million loss (2007: $1 million loss).
3	Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment and on embedded derivatives in copper smelting contracts: first quarter 2008: $12 million gain (2007: $10 million gain).

Revenue is presented net of direct sales taxes of $8 million (2007: $5 million).

Gold Sales Contracts

At March 31, 2008, we had Project Gold Sales Contracts with various customers for a total of 9.5 million ounces of future gold production, of which 2.8 million ounces are at floating spot prices.

Mark-to-Market Value

$ millions	Total ounces in millions	At Mar.31, 2008[1]
Project Gold Sales Contracts	9.5	$(5,285)

1	At a spot gold price of $934 per ounce. Refer to note 16 for further information on fair value measurements.

6 > COST OF SALES

	Gold		Copper
For the three months ended Mar.31	2008	2007	2008	2007
Cost of goods sold[1]	$663	$640	$91	$80
By-product revenues[2,3]	(35)	(30)	(1)	—
Royalty expense	48	40	1	1
Mining production taxes	8	9	—	—

	$684	$659	$91	$81

1	Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $7 million for the three months ended March 31, 2008 (2007: $1 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $223 million in the three months ended March 31, 2008 (2007: $202 million).
2	We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At March 31, 2008, we had fixed-price commitments to deliver 12 million ounces of silver at an average price of $8.11 per ounce and floating spot price silver sales contracts for 6 million ounces over periods primarily of up to 10 years. The mark-to-market on silver sales contracts at March 31, 2008 was negative $146 million (Dec 31, 2007: negative $103 million). Refer to note 16 for further information on fair value measurements.

BARRICK FIRST QUARTER 2008	B-12	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

7 > OTHER EXPENSE

A	Other Expense

For the three months ended Mar.31	2008	2007
Regional business unit costs[1]	$31	$22
Community development costs[2]	11	6
Environmental remediation costs	6	5
World Gold Council fees	3	3
Pension and other post-retirement benefit expense	1	2
Other	2	—

	$54	$38

1	Relates to costs incurred at regional business unit offices.
2	Amounts relate to community programs in Peru, Tanzania and Papua New Guinea.

B	Impairment Charges

For the three months ended Mar.31	2008	2007
Impairment charges on investments[1]	$39	$—
Other	2	—

	$41	$—

1	In the first quarter of 2008, we recorded an impairment charge on Asset-Backed Commercial Paper of $39 million. Refer to note 12 for further details.

C	Other Income

For the three months ended Mar.31	2008	2007
Gain on sale of assets	$4	$6
Gain on sale of investments	1	2
Currency translation gains	15	—
Royalty income	6	3
Interest income	3	—
Other	3	7

	$32	$18

8 > INCOME TAX EXPENSE

For the three months ended Mar.31	2008	2007
Current	$210	$119
Deferred	43	28

	$253	$147

Actual effective tax rate	33%	1225%
Impact of deliveries into Corporate Gold Sales contracts	—	(1198)%
Net currency translation losses on deferred tax balances	(3)%	—

Estimated effective tax rate on ordinary income	30%	27%

BARRICK FIRST QUARTER 2008	B-13	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The primary reasons why our effective income tax rate on ordinary income differs from the 33.5% Canadian statutory rate are mainly due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions, some of which have lower tax rates than the applicable Canadian federal and provincial rates.

Peruvian Tax Assessment

On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.

In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, on an audit concluded in 2005, SUNAT has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. The tax assessment is for $49 million of tax, plus interest and penalties of $116 million. We filed an appeal to the Tax Court of Peru within the statutory period. We believe that the audit reassessment has no merit, that we will prevail in court again, and accordingly no liability has been recorded for this reassessment.

9 > EXPLORATION AND PROJECT DEVELOPMENT EXPENSE

For the three months ended March 31	2008	2007
Exploration:
Minesite exploration	$26	$10
Projects	17	20

	$43	$30

Project development expense:
Capital projects
Pueblo Viejo[1]	17	$6
Donlin Creek	—	14
Sedibelo	5	4
Fedorova	4	2
Buzwagi	1	4
Pascua-Lama	2	2
Kainantu	6	—
Other	5	1

	40	33

Other project expenses	6	4

	$46	$37

1	Represents 100% of project expenditures. We record a non-controlling interest credit for our partner’s share of expenditures within “non-controlling interests” in the income statement.

BARRICK FIRST QUARTER 2008	B-14	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

10 > EARNINGS (LOSS) PER SHARE

	Three month period ended March 31		Three month period ended March 31
($ millions, except shares in millions and per share amounts in dollars)	2008		2007
	Basic	Diluted	Basic	Diluted
Income (loss) from continuing operations	$514	$514	$(159)	$(159)
Plus: interest on convertible debentures	—	1	—	—

Net income (loss)	$514	$515	$(159)	$(159)

Weighted average shares outstanding	872	872	865	865
Effect of dilutive securities
Stock options	—	4	—	—
Convertible debentures	—	9	—	—

	872	885	865	865

Earnings (loss) per share
Net income (loss)	$0.59	$0.58	$(0.18)	$(0.18)

11 > OPERATING CASH FLOW—OTHER ITEMS

For the three months ended Mar.31	2008	2007
Adjustments for non-cash income statement items:
Currency translation gains (note 7C)	$(15)	$—
Amortization of discount/premium on debt securities	(2)	(3)
Stock option expense	5	5
(Income) loss from equity investees (note 12)	(2)	21
Non-controlling interests	3	3
Gain on sale of investments (note 7C)	(1)	(2)
Gain on sale of long-lived assets (note 7C)	(4)	(6)
Net changes in operating assets and liabilities (excluding inventory)	(38)	93
Settlement of AROs	(7)	(7)

Other net operating activities	$(61)	$104

Operating cash flow includes payments for:
Interest costs	$17	$8

BARRICK FIRST QUARTER 2008	B-15	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

12 > INVESTMENTS

	At Mar.31 2008		At Dec.31 2007
	Fair[1] value	Gains (losses) in OCI	Fair value	Gains (losses) in OCI
Available-for-sale Securities[4]
Securities in an unrealized gain position
Benefit plans:[2]
Fixed-income securities	$3	$—	$4	$—
Equity securities	—	—	14	1
Other investments:
Diamondex	4	—	—	—
Other equity securities	58	26	73	41

	65	26	91	42
Securities in an unrealized loss position
Benefit plans:[2]
Equity securities	11	(1)
Other equity securities[3]	13	(3)	5	(1)

	$89	$22	$96	$41
Held-to-maturity securities
Asset-Backed Commercial Paper	7	—	46	—

Other investments	27	—	—	—
Long-term loan receivable from Yokohama Rubber Co. Ltd.[5]

	$123	$22	$142	$41

1	Refer to note 16 for further information on the measurement of fair value.
2	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.
3	Other equity securities in a loss position consist of investments in various junior mining companies.
4	Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. We record in earnings any unrealized declines in fair value judged to be other than temporary.
5	The long-term loan receivable is measured at amortized cost.

Gains on Investments Recorded in Earnings

For the three months ended Mar.31	2008	2007
Gains realized on sales	$1	$2
Cash proceeds from sales	$2	$3

BARRICK FIRST QUARTER 2008	B-16	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Equity Method Investments

	At Mar.31 2008		At Dec.31 2007
	Fair value[1]	Carrying amount	Fair value[1]	Carrying amount
Highland	$278	$177	$208	$169
Atacama (Reko Diq)[2]	n/a	124	n/a	109
Cerro Casale[2]	n/a	771	n/a	732
Donlin Creek[2]	n/a	75	n/a	64

		$1,147		$1,074

1	Refer to note 16 for further information fair value measurement.
2	As our Investments are not publicly traded companies, there are no quoted prices to determine fair values. For impairment purposes we utilized an expected present value technique to determine the fair value of underlying assets and liabilities.

Equity Method Investment Continuity

	Highland	Atacama	Cerro Casale	Donlin Creek	Total
At January 1, 2008	$169	$109	$732	$64	$1,074
Equity pick-up	7	(5)	—	—	2
Funding	—	20	—	11	31
Purchases	1	—	41	—	42
Elimination of non-controlling interest	—	—	(2)	—	(2)

At March 31, 2008	$177	$124	$771	$75	$1,147

Highland Gold Mining Ltd. (“Highland”)

During 2007, Highland announced the issue of 130.1 million new shares for $400 million. The equity was purchased by Millhouse LLC (“Millhouse”) in two tranches. The first tranche of 65 million shares was completed on December 11, 2007 giving Millhouse a 25% interest in Highland and reducing our position to 25.4%. The second tranche of 65 million shares was completed on January 16, 2008 giving Millhouse a 40% interest in Highland and further reducing our interest to 20.3%.

On completion of the first tranche, Millhouse was entitled to appoint 3 of 9 Directors to the Board. On completion of the second tranche, Millhouse was entitled to appoint the CEO of Highland who will not serve on the Board. Our ability to appoint Directors has been reduced from 3 to 2. We continue to account for the investment in Highland using the equity method of accounting.

Asset-Backed Commercial Paper (“ABCP”)

As at March 31, 2008, we held $66 million of Ironstone Trust, Series B Asset-Backed Commercial Paper (“ABCP”) which has matured, but for which no payment has been received. On August 16, 2007, it was announced that a group representing banks, asset providers and major investors had agreed to a standstill with regard to all non-bank sponsored ABCP (the “Montreal Accord”).

On March 17, 2008, all affected ABCP was placed under CCAA protection. It has been determined that our ABCP investments will restructured on an individual basis and will not be pooled with other Montreal Accord ABCP assets. Our investments will maintain exposure to the existing underlying assets. New floating rate notes

BARRICK FIRST QUARTER 2008	B-17	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

are expected to be issued with maturities and interest rates based on the respective maturities and amounts available from the underlying investments. The new notes are expected to mature in 2021 and 2027.

We have assessed the fair value of the ABCP considering the available data regarding market conditions for such investments at March 31, 2008. As a result of current market conditions, we recorded an impairment of $39 million in the first quarter of 2008 on the ABCP investments, resulting in a total impairment to date of $59 million.

Our ownership of ABCP investments is comprised of trust units which have underlying investments in various asset backed securities. The underlying investments are further represented by residential mortgage-backed securities, commercial mortgage-backed securities, other asset-backed securities and collateralized debt obligations. We have based the 90% impairment on our assessment of the inherent risks associated with the underlying investments. The impairment is further supported by an indicative value obtained from a third party, which was facilitated by the Pan-Canadian Investors Committee. The impairment of our ABCP investments has no effect on our investment strategy or covenant compliance.

There is currently no certainty regarding the outcome of the ABCP investments and therefore there is uncertainty in estimating the amount and timing of the associated cash flows. This ABCP is classified under Other Investments at March 31, 2008.

Agreement with Yokohama Rubber Co. Ltd. (“Yokohama”)

In January 2008, we advanced $35 million (“the loan”) to Yokohama to fund expansion of their production facility and secure a guaranteed supply of OTR tires. Interest on the loan is calculated at a lower than market rate, due to the benefit of the supply agreement, and is compounded annually. The principal amount and accrued interest is to be repaid in full no later than 7 years from the initial date of the loan. In the event that Barrick does not satisfy certain minimum monthly purchase commitments, Yokohama has the right to apply the dollar value of the purchase shortfall against the principal balance of the loan.

The loan was initially recorded at its fair value, based on an estimated market borrowing rate for a comparable loan without the related tire supply agreement. After initial recognition, the loan is recorded at amortized cost and interest income is recognized at an effective rate of 6%. We determined that the supply contract component of the agreement is an intangible asset with an initial fair value of $8 million. The intangible asset is amortized on a straight line basis over its useful life.

13 > INVENTORIES

	Gold		Copper
	At Mar.31 2008	At Dec.31 2007	At Mar.31 2008	At Dec.31 2007
Raw materials
Ore in stockpiles	$790	$698	$32	$63
Ore on leach pads	167	149	127	81
Mine operating supplies	385	351	22	20
Work in process	152	109	5	5
Finished products
Gold doré/bullion	102	87	—	—
Copper cathode	—	—	5	9
Copper concentrate	—	—	11	16
Gold concentrate	27	40	—	—

	1,623	1,434	202	194
Non-current ore in stockpiles[1]	(494)	(414)	(85)	(85)

	$1,129	$1,020	$117	$109

1	Ore that we do not expect to process in the next 12 months is classified within Other Assets.

BARRICK FIRST QUARTER 2008	B-18	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended Mar.31	2008	2007
Inventory impairment charges	$7	$1

14 > PROPERTY, PLANT AND EQUIPMENT

A    Unamortized Assets

Acquired Mineral Properties and Capitalized Mine Development Costs

	Carrying amount at Mar.31, 2008	Carrying amount at Dec.31, 2007
Exploration projects and other land positions	$122	$109
Value beyond proven and probable reserves at producing mines	641	322
Projects[1]
Pascua-Lama	645	609
Pueblo Viejo	165	157
Sedibelo	82	81
Buzwagi	287	224
Punta Colorado Wind Farm	38	35
Kainantu	137	135

	$2,117	$1,672

1	Excludes Cerro Casale, Reko Diq and Donlin Creek that are held through equity investees and Cortez Hills which is included as a component of the acquired mineral property and capitalized mine development costs attributable to the Cortez mine.

Value beyond proven and probable reserves (“VBPP”)

On acquiring a mineral property, we estimate the VBPP and record these amounts as assets. At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to amortized assets. For the three months ended March 31, 2008, we transferred $69 million of VBPP to amortized assets (2007: $189 million). We added $388 million to VBPP on acquiring the additional 40% of Cortez, based on the preliminary purchase price allocation.

B    Amortization and Accretion

For the three months ended Mar.31	2008	2007
Amortization	$228	$208
Accretion	13	12

	$241	$220

C    Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $173 million at March 31, 2008 mainly at our various projects.

BARRICK FIRST QUARTER 2008	B-19	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

15 > FINANCIAL INSTRUMENTS

A    Cash and Equivalents

Cash and equivalents include cash, term deposits and treasury bills with original maturities of less than 90 days. Cash and equivalents include $1,160 million (December 31, 2007: $480 million) held by Argentinean and Chilean subsidiaries that have been designated for use in funding construction costs at our Pascua-Lama project and other capital projects.

B    Long-Term Debt

Interest Costs

For the three months ended Mar.31	2008	2007
Incurred	$50	$66
Capitalized	(44)	(30)

Interest expensed	$6	$36

For the three months ended March 31, 2008, Cortez Hills, Pascua-Lama, Buzwagi, Pueblo Viejo, Donlin Creek, Sedibelo, Reko Diq, Kainantu, Cerro Casale and Punta Colorado Wind farm qualified for interest capitalization.

Proceeds

In first quarter 2008, we drew down $990 million to partially fund our acquisition of the 40% interest in Cortez. The amounts were drawn down using our existing $1.5 billion credit facility. The credit facility, which is unsecured, has an interest rate of Libor plus 0.25% to 0.35% on the outstanding loan amount, and a commitment rate of 0.07% to 0.08% on any undrawn amounts. For the amounts drawn down at March 31, 2008, $200 million matures on April 29, 2012 and the balance matures on April 29, 2013.

C    Use of Derivative Instruments (“Derivatives”) in Risk Management

In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including, but not limited to:

Item	Impacted by

• Sales	• Prices of gold and copper

• Cost of sales

• Consumption of diesel fuel, propane and natural gas	• Prices of diesel fuel, propane and natural gas

• Non-US dollar expenditures	• Currency exchange rates—US dollar versus A$, C$, CLP, ARS, PGK and TZS

• By-product credits	• Prices of silver and copper

• Corporate administration, exploration and business development costs	• Currency exchange rates—US dollar versus A$, ZAR, CLP, ARS, PGK and C$

• Non-US dollar capital expenditures	• Currency exchange rates—US dollar versus A$, C$, CLP, ARS, PGK and EUR

• Interest earned on cash	• US dollar interest rates

• Fair value of fixed–rate debt	• US dollar interest rates

BARRICK FIRST QUARTER 2008	B-20	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Under our risk management policy, we seek to mitigate the impact of these risks to provide certainty for a portion of our revenues and to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

The primary objective of the hedging elements of our derivative instrument positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Many of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative instruments are effective in achieving our risk management objectives, but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as “economic hedges”. The change in fair value of these economic hedges is recorded in current period earnings, classified with the income statement line item that is consistent with the derivative instruments’ intended risk objective.

Summary of Derivatives at Mar. 31, 20081

	Notional Amount by Term to Maturity								Accounting Classification by Notional Amount						Fair value
	Within 1 year		2 to 5 years		Over 5 years		Total		Cash flow hedge		Fair value hedge		Economic Hedge
US dollar interest rate contracts
Receive-fixed swaps (millions)		$—		$50	$			$50	$			$—		$50	$2
Pay-fixed swaps (millions)		—		(125)		—		(125)		—		—		(125)	(14)

Net swap position		$—		$(75)		$—		$(75)		$—		$—		$(75)	$12)

Currency contracts
C$:US$ contracts (C$ millions)	C$	238	C$	220	C$	—	C$	458	C$	455	C$	—	C$	3	$24
A$:US$ contracts (A$ millions)	A$	1,414	A$	3,064	A$	—	A$	4,478	A$	4,408	A$	—	A$	70	295
EUR:US$ contracts (€ millions)		€3		€—		€—		€3		€—		€—		€3	—
TZS:US$ contracts (TZS millions)	TZS	7,212	TZS	—	TZS	—	TZS	7,212	TZS	7,212	TZS	—	TZS	—	—
CLP:US$ contracts (CLP millions)	CLP	31,719	CLP	—	CLP	—	CLP	1,719	CLP	31,719	CLP	—	CLP	—	9

Commodity contracts
Copper call option spread contracts (millions of pounds)		98		33		—		131		—		—		131	$39
Copper sold forward contracts (millions of pounds)		115		69		—		184		184		—		—	(122)
Copper collar contracts (millions of pounds)		277		252		—		529		490		—		39	(114)
Diesel forward contracts (thousands of barrels)[2]		2,017		3,153		320		5,490		4,776		—		714	129
Natural Gas (thousands of btus)		910		—		—		910		605		—		305	1

1	Excludes gold and silver sales contracts (see notes 5 and 6), refer to note 16 for further information on fair value measurements.
2	Diesel commodity contracts represent a combination of WTI, WTB, MOPS and JET hedge contracts and diesel price contracts based on the price of WTI, WTB, MOPS, and JET, respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel.

BARRICK FIRST QUARTER 2008	B-21	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

US Dollar Interest Rate Contracts

Non-hedge Contracts

We have a net $75 million US dollar pay-fixed interest-rate swap position outstanding that was used to economically hedge the US dollar interest-rate risk implicit in a prior gold lease rate swap position. Changes in the fair value of these interest rate swaps are recognized in current period earnings through interest expense.

Currency Contracts

Cash Flow Hedges

Currency contracts totaling C$455 million, A$4,408 million, 7,212 million TZS and CLP 31,719 million have been designated against forecasted non-US dollar denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For C$371 million, A$4,230 million, 7,212 million TZS and CLP 31,719 million portions of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For the remaining C$84 million and A$178 million, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. For details of how we apply the hypothetical derivative method refer to note 20C of our 2007 Year End Financial Statements.

Economic Hedge Contracts

We have C$3 million, A$70 million and €3 million contracts that were not designated as hedges were outstanding as of March 31, 2008. Changes in the fair value of economic hedge currency contracts were recorded in cost of sales, corporate administration or interest income/expense.

Commodity Contracts

Cash Flow Hedges

Diesel Fuel

Commodity contracts totaling 4,776 thousand barrels of diesel fuel have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases over the next six years. Hedged items are identified as the first stated quantity in thousands of barrels of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. For details of how we apply the hypothetical method refer to note 20C of our 2007 Year End Financial Statements.

Copper

The terms of a series of copper-linked notes resulted in an embedded fixed-price forward copper sales contract (for 324 million pounds) that met the definition of a derivative and must be separately accounted for. At March 31, 2008, embedded fixed-price forward copper sales contracts for 131 million pounds were outstanding after deliveries of copper totaling 193 million pounds. The resulting copper derivative has been designated against future copper cathode at the Zaldívar mine as a cash flow hedge of the variability in market prices of those future sales. Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. For details of how we apply the dollar offset method refer to note 20C of our 2007 Year End Financial Statements.

BARRICK FIRST QUARTER 2008	B-22	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

During first quarter 2008 we added 338 million pounds of copper collar contracts which provide a floor price and a cap price for copper sales. 257 million pounds of the collars were designated against copper cathode sales at our Zaldívar mine and 66 million pounds are designated against copper concentrate sales at our Osborne mine. At March 31, 2008 we had 372 million pounds of copper collar contracts remaining at Zaldívar and 117 million pounds at Osborne.

For collars designated against copper cathode production, the hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. For details of how we apply the dollar offset method refer to note 20C of our 2007 Year End Financial Statements.

Concentrate sales at our Osborne mine contain both gold and copper, and as a result, are exposed to price changes of both commodities. Prospective hedge effectiveness is assessed using a regression method. For details of how we apply the regression method refer to note 20C of our 2007 Year End Financial Statements. During first quarter 2008, we recorded ineffectiveness of $5 million on these hedges. The ineffectiveness was caused by changes in the price of gold impacting the hypothetical derivative, but not the hedging derivative. Prospective effectiveness tests indicate that these hedges are expected to be highly effective in the future.

Economic hedge Contracts

Diesel Fuel

Economic hedge fuel contracts are used to mitigate the risk of oil price changes on fuel consumption at various mines. On completion of regression analysis, we concluded that contracts totaling 714 thousand barrels do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between derivative contract prices and the prices charged to the mines by oil suppliers. Although not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes. Changes in the fair value of economic hedge fuel contracts are recorded in current period cost of sales.

Copper

In first quarter 2007, we purchased and sold call options on 274 million pounds of copper over the next 2 1/2 years. These options, when combined with the aforementioned fixed-price forward copper sales contracts, economically lock in copper sales prices between $3.08/lb and $3.58/lb over a period of 2 1/2 years. At March 31, 2008, the notional amount of options outstanding had decreased to 131 million pounds due to expiry of options totaling 25 million pounds in first quarter 2008. These contracts do not meet the “highly effective” criterion for hedge accounting under FAS 133. We paid option premiums of $23 million at the inception of these contracts in first quarter 2007 that was included under investing activities in the cash flow statement in first quarter 2007. Changes in the fair value of these copper options are recorded in current period revenue.

We entered into a series of copper collar contracts for a notional 39 million pounds of copper that were not designated as hedges and were outstanding as of March 31, 2008.

BARRICK FIRST QUARTER 2008	B-23	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Economic Hedge Gains (Losses)

For the three months ended Mar.31	2008	2007	Income statement classification
Commodity contracts
Copper	$12	$10	Revenue
Gold	3	(3)	Revenue
Fuel	5	1	Cost of sales
Currency contracts	11	(1)	Cost of sales/corporate administration/other income/expense
Interest rate contracts	(3)	1	Interest income/expense

	28	8
Hedge ineffectiveness	(4)	—	Various

	$24	$8

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold	Copper	Diesel Fuel	Operating costs	Corporate Administration	Capital expenditures	Cash balances	Long- term debt	Total
At Dec.31, 2007	$15	$14	$79	$238	$27	$(1)	$—	$(17)	$355
Effective portion of change in fair value of hedging instruments	—	(269)	51	116	(11)	1	—	—	(112)
Transfers to earnings:
On recording hedged items in earnings	(1)	28	(8)	(43)	(3)	1	—	1	(25)

At Mar.31, 2008	$14	$(227)	$122	$311	$13	$1	$—	$(16)	$218

Hedge gains/losses classified within	Gold sales	Copper sales	Cost of sales	Cost of sales	Corporate Administration	Amortization	Interest income	Interest expense
Portion of hedge gain (loss) expected to affect earnings over the next 12 months[1]	$2	$(155)	$41	$170	$11	$—	$—	$(1)	$68

1	Based on the fair value of hedge contracts at March 31, 2008.

16 > FAIR VALUE MEASUREMENTS

In first quarter 2008, we adopted FAS 157 for financial assets and liabilities that are measured at fair value on a recurring basis. FAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities and derivative instruments. The adoption of FAS 157 did not change the valuation techniques that we use to value these assets and liabilities. We have also begun to provide the fair value information that is required to be disclosed under FAS 107, Disclosures about Fair Value of Financial Instruments, for our normal gold and silver sales contracts in this note. We have elected to present information for derivative instruments on a net basis. Beginning in 2009, we will also apply FAS 157 to non-financial assets and liabilities that we periodically measure at fair value under US GAAP. The principal assets and liabilities that will be affected are impaired long-lived tangible assets, impaired intangible assets, goodwill and asset retirement obligations.

BARRICK FIRST QUARTER 2008	B-24	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The fair value hierarchy established by FAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability(for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair Value Measurements at March 31, 2008

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Available-for-sale securities	$89	$—	$—	$89
Held-to-maturity securities	—	—	7	7
Derivative Instruments	—	244	—	244

	$89	$244	$7	$340

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

For the three months ended Mar.31	Held-to-maturity securities
At January 1, 2008	$46
Total gains or losses (realized/ unrealized)
Recorded in earnings[1]	(39)
Recorded in OCI	—
Purchases, issuances and settlements	—

At March 31, 2008	$7

1	The total loss of $39 million included in earnings for the period is reported in Impairment Charges on the Consolidated Statement of Income.

Valuation Techniques

Available-for-sale securities

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by FAS 157.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves for comparable

BARRICK FIRST QUARTER 2008	B-25	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

assets and liabilities. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves for comparable assets and liabilities. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. The fair value of commodity options is determined using option-pricing models that utilize a combination of inputs including quoted market prices and market corroborated inputs. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Held-to-maturity-investments

The fair value of our held-to-maturity investments (ABCP) is determined by our assessment of the risks associated with the underlying investments. Our assessment allocated an estimated impairment percentage to the various underlying asset classes within the ABCP using unobservable inputs. The impairment value was applied sequentially to the various tranches within the ABCP, resulting in an estimated fair value for each investment class. This value was supported by an indicative value obtained from a third party, which was facilitated by the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper.

The indicative value was released publicly on March 14, 2008 as part of the “Report on Restructuring.” The indicative value from this report is consistent with the fair value calculated by Barrick. ABCP is classified within Level 3 of the fair value hierarchy, because there is currently no active market for these securities.

Normal gold and silver sales contracts

The fair value of normal gold and silver sales contracts is calculated by discounting expected cash flows using discount rates based on gold and silver contango rate curves. Gold and silver contango rates are market observable inputs, and therefore our normal gold and silver sales contracts would be classified within Level 2 of the fair value hierarchy.

17 > CAPITAL STOCK

Exchangeable Shares

In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At March 31, 2008, 1.3 million BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2007 – 0.7 million common shares), and are reflected in the number of common shares outstanding. We have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.

BARRICK FIRST QUARTER 2008	B-26	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Summarized Financial Information for BGI

For the three months ended Mar.31	2008	2007
Total revenues and other income	$46	$43
Less: costs and expenses	(51)	(47)

Loss before taxes	$(5)	$(4)

Net Loss	$(5)	$(3)

	At Mar.31 2008	At Dec.31 2007
Assets
Current assets	$135	$123
Non-current assets	46	47

	$181	$170

Liabilities and shareholders’ equity
Liabilities
Other current liabilities	29	22
Intercompany notes payable	368	409
Other long-term liabilities	109	109
Shareholders’ equity	(325)	(370)

	$181	$170

18 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)

For the three months ended Mar.31	2008	2007
Accumulated OCI at Jan.1
Cash flow hedge gains, net of tax of $105, $60	$250	$223
Investments, net of tax of $4, $7	37	46
Currency translation adjustments, net of tax of $nil, $nil	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $2, $4	7	(7)

	$151	$119

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	(112)	24
Changes in fair value of investments	(18)	36
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings:
On recording hedged items in earnings	(25)	(43)
Investments:
Gains realized on sale	(1)	2

Other comprehensive income, before tax	(156)	19
Income tax expense related to OCI	22	(12)

Other comprehensive income, net of tax	$(134)	$7

Accumulated OCI at Mar.31
Cash flow hedge gains, net of tax of $84, $66	134	198
Investments, net of tax of $3, $13	19	78
Currency translation adjustments, net of tax of $nil, $nil	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $2, $4	7	(7)

	$17	$126

BARRICK FIRST QUARTER 2008	B-27	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

19 > STOCK-BASED COMPENSATION

Employee Share Purchase Plan

On April 1, 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year.

20 > LITIGATION AND CLAIMS

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

Wagner Complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss. Both parties moved for reconsideration of a portion of the Court’s January 31, 2006 Order. On December 12, 2006, the Court issued its order denying both parties’ motions for reconsideration. On February 15, 2008, the Court issued an order granting the plaintiffs’ motion for class certification. Discovery is ongoing. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Marinduque Complaint

Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring

BARRICK FIRST QUARTER 2008	B-28	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). On June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint which the Court granted on March 2, 2007. On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens. On June 7, 2007, the Court issued an order granting the Company’s motion to dismiss. On June 25, 2007, the Province filed a motion requesting the Court to reconsider its Order dismissing the action. On January 16, 2008, the district court issued an order denying the Province’s motion for reconsideration. Following the district court’s order, the Province filed Notice of Appeal to U.S. Court of Appeals for the Ninth Circuit. On March 19, 2008, the Court of Appeals issued a schedule for briefing of the appeal. We will challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.

On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI. On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds.

The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Pakistani Constitutional Litigation

On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistan citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.

On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the

BARRICK FIRST QUARTER 2008	B-29	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Supreme Court of Pakistan. The Supreme Court of Pakistan has not yet considered the Civil Petition for Leave to Appeal. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.

21 > FINANCE SUBSIDIARIES

On May 9, 2008, we incorporated two wholly-owned finance subsidiaries, Barrick North America Finance LLC and Barrick Gold Financeco LLC, the sole purpose of which is to issue debt securities. On May 30, 2008, we filed a preliminary short form base shelf prospectus and registration statement in respect of the future offer and issuance of debt securities up to an aggregate principal amount of $2 billion by Barrick and the finance subsidiaries. Barrick will fully and unconditionally guarantee any debt securities issued by the finance subsidiaries.

BARRICK FIRST QUARTER 2008	B-30	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FORM F-9

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO

OFFEREES OR PURCHASERS

Indemnification

Under the Business Corporations Act (Ontario) (the “OBCA”), Barrick Gold Corporation (the “Form F-9 Registrant” or the “Corporation”) may indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity:

(a)	against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the association with the Corporation or other entity; and

(b)	with court approval, against all costs, charges and expenses reasonably incurred by the individual in connection with an action by or on behalf of the Corporation or another entity to obtain a judgment in its favor, to which the individual is made a party because of the individual’s association with the Corporation or other entity;

provided that, (i) in each case, such individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request, and (ii) in the case of (a) above, if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that the individual’s conduct was lawful.

In addition, the Corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in (a) above but the individual is required to repay the money to the Corporation if the individual did not act honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request.

Notwithstanding the foregoing, a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity is entitled to be indemnified by the Corporation against all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the individual’s association with the Corporation or other entity if the individual seeking the indemnity (i) was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and (ii) acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request, and (iii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual’s conduct was lawful.

Subject to the limitations contained in the OBCA, the by-law of the Corporation provides that the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or an individual who acts or acted at the Corporation’s request as a director or officer, or individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the

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Corporation or other entity if the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Form F-9 Registrant pursuant to the foregoing provisions, the Form F-9 Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

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EXHIBITS TO FORM F-9

The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein.

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FORM F-9

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking.

The Form F-9 Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.

Item 2.	Consent to Service of Process.

Concurrently with the filing of this Registration Statement, the Form F-9 Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Form F-9 Registrant shall be communicated promptly to the Commission by amendment to the applicable Form F-X referencing the file number of the relevant registration statement.

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FORM F-9

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Form F-9 Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and that it has reasonable grounds to believe that the Debt Securities will be rated “investment grade” by the time of sale of such Debt Securities pursuant to this registration statement, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on this 30th day of May, 2008.

BARRICK GOLD CORPORATION (the Form F-9 Registrant)

By:	Sybil E. Veenman
Name:	Sybil E. Veenman
Title:	Vice President, Assistant General Counsel and Secretary

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POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Sybil E. Veenman, James W. Mavor and Jamie C. Sokalsky as his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title with Form F-9 Registrant	Date

/s/ Peter Munk	Chairman and Director, Acting Chief Executive Officer	May 30, 2008
Peter Munk	(Principal Executive Officer)

/s/ Jamie C. Sokalsky	Executive Vice President and Chief Financial Officer	May 30, 2008
Jamie C. Sokalsky	(Principal Financial Officer)

/s/ Richard Ball	Vice President and Controller	May 30, 2008
Richard Ball	(Principal Accounting Officer)

/s/ C. William D. Birchall	Vice Chairman and Director	May 30, 2008
C. William D. Birchall

/s/ Howard L. Beck	Director	May 30, 2008
Howard L. Beck

/s/ Donald J. Carty	Director	May 30, 2008
Donald J. Carty

/s/ Gustavo Cisneros	Director	May 30, 2008
Gustavo Cisneros

/s/ Marshall A. Cohen	Director	May 30, 2008
Marshall A. Cohen

/s/ Peter A. Crossgrove	Director	May 30, 2008
Peter A. Crossgrove

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/s/ Robert M. Franklin	Director	May 30, 2008
Robert M. Franklin

/s/ Peter C. Godsoe	Director	May 30, 2008
Peter C. Godsoe

/s/ J. Brett Harvey	Director	May 30, 2008
J. Brett Harvey

/s/ Brian Mulroney	Director	May 30, 2008
The Right Honourable Brian Mulroney

/s/ Anthony Munk	Director	May 30, 2008
Anthony Munk

/s/ Steven J. Shapiro	Director	May 30, 2008
Steven J. Shapiro

/s/ Gregory C. Wilkins	Director	May 30, 2008
Gregory C. Wilkins

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative of Barrick Gold Corporation in the United States, in the City of Toronto, Province of Ontario, Canada on this 30th day of May, 2008.

BARRICK GOLDSTRIKE MINES INC.

By:	/s/ Sybil E. Veenman
Name:	Sybil E. Veenman
Title:	Secretary

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FORM F-3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of Directors and Officers

Pursuant to the limited liability company agreement of each of Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively, the “Form F-3 Registrants” and each, a “Form F-3 Registrant”), each Form F-3 Registrant shall indemnify a member manager, director, officer, employee or agent of the Form F-3 Registrant and certain other persons serving at the request of the Form F-3 Registrant in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is, or is threatened to be made, a party by reason of such position, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Form F-3 Registrant, and, in any criminal proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the Form F-3 Registrant, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Form F-3 Registrant unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

The directors and officers of the Form F-3 Registrants are insured under policies maintained by the Form F-9 Registrant, within the limits and subject to the limitations of the policies, against certain liabilities incurred by them in their capacities as such, including, among other things, certain liabilities under the Securities Act of 1933.

Item 9.	Exhibits

The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein.

Item 10.	Undertakings

Each of the undersigned Form F-3 Registrants hereby undertakes:

(a)(1) To file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that:

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Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Form F-3 Registrant or the Form F-9 Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by the Form F-3 Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the Registration Statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the Registration Statement relating to the securities in the Registration Statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the Form F-3 Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the Form F-3 Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Form F-3 Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the Form F-3 Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the Form F-3 Registrant or used or referred to by the Form F-3 Registrant:

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the Form F-3 Registrant or its securities provided by or on behalf of the Form F-3 Registrant; and

(iv) Any other communication that is an offer in the offering made by the Form F-3 Registrant to the purchaser.

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(b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Form F-3 Registrant’s or the Form F-9 Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of a Form F-3 Registrant pursuant to the foregoing provisions set forth in Item 8 above, or otherwise, such Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by such Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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Form F-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each of the Form F-3 Registrants certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form F-3 and that it has reasonable grounds to believe that the Debt Securities will be rated “investment grade” by the time of sale of such Debt Securities pursuant to this registration statement, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on this 30th day of May, 2008.

BARRICK NORTH AMERICA FINANCE LLC
(Form F-3 Registrant)

By:	/s/ Gregory A. Lang
Name:	Gregory A. Lang
Title:	Chief Executive Officer, President and Director

BARRICK GOLD FINANCECO LLC
(Form F-3 Registrant)

By:	/s/ Blake L. Meason
Name:	Blake L. Meason
Title:	Chief Financial Officer

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SIGNATURES WITH RESPECT TO BARRICK NORTH AMERICA FINANCE LLC

POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Sybil E. Veenman, James W. Mavor and Jamie C. Sokalsky as his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title with Form F-3 Registrant	Date

/s/ Gregory Anthony Lang	Chief Executive Officer, President and Director	May 30, 2008
Gregory Anthony Lang	(Principal Executive Officer)

/s/ Blake Lawrence Measom	Chief Financial Officer and Director	May 30, 2008
Blake Lawrence Measom	(Principal Financial and Accounting Officer)

/s/ Paul Judd	Director	May 30, 2008
Paul Judd

/s/ Jamie Calvin Sokalsky	Director	May 30, 2008
Jamie Calvin Sokalsky

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SIGNATURES WITH RESPECT TO BARRICK GOLD FINANCECO LLC

POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Sybil E. Veenman, James W. Mavor and Jamie C. Sokalsky as his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated.

Signature	Title with Form F-3 Registrant	Date

/s/ Gregory Anthony Lang	Chief Executive Officer, President and Director	May 30, 2008
Gregory Anthony Lang	(Principal Executive Officer)

/s/ Blake Lawrence Measom	Chief Financial Officer and Director	May 30, 2008
Blake Lawrence Measom	(Principal Financial and Accounting Officer)

/s/ Paul Judd	Director	May 30, 2008
Paul Judd

/s/ Jamie Calvin Sokalsky	Director	May 30, 2008
Jamie Calvin Sokalsky

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INDEX TO EXHIBITS

Exhibits to Form F-9

Exhibit No.
4.1	The annual information form of Barrick Gold Corporation dated March 27, 2008 for the year ended December 31, 2007 (incorporated by reference to Exhibit 99.1 to Barrick Gold Corporation’s Form 40-F, (Commission File No. 1-9059) filed with the Commission on March 28, 2008 (the “Form 40-F”)).

4.2	The comparative audited consolidated financial statements of Barrick Gold Corporation and the notes thereto for the year ended December 31, 2007 prepared in accordance with U.S. GAAP, together with the report of the auditors thereon (incorporated by reference to Exhibit 99.3 to Barrick Gold Corporation’s Form 40-F (Commission File No. 1-9059) filed with the Commission on March 28, 2008) and Management’s Discussion and Analysis for the year ended December 31, 2007 (incorporated by reference to Exhibit 99.4 to Barrick Gold Corporation’s Form 40-F (Commission File No. 1-9059) filed with the Commission on March 28, 2008), found on pages 25 through 76 of Barrick Gold Corporation’s 2007 annual report.

4.3	The comparative unaudited interim consolidated financial statements of Barrick Gold Corporation and the notes thereto for the three months ended March 31, 2008 prepared in accordance with U.S. GAAP, together with Management’s Discussion and Analysis of financial and operating results for the three months ended March 31, 2008 (incorporated by reference to Exhibit 99.1 to Barrick Gold Corporation’s Form 6-K (Commission File No. 1-9059) furnished to the Commission on May 9, 2008), found on pages 8 through 28 of Barrick Gold Corporation’s first quarter report.

4.4	The management information circular of Barrick Gold Corporation dated March 27, 2008 prepared for the annual and special meeting of Barrick Gold Corporation’s shareholders held on May 6, 2008, other than the sections entitled “Report on Executive Compensation” and “Performance Graph” (incorporated by reference to Exhibit 99.1 to Barrick Gold Corporation’s Form 6-K (Commission File No. 1-9059), excluding such sections, furnished to the Commission on April 8, 2008).

4.5	The material change report of Barrick Gold Corporation dated March 3, 2008 regarding Barrick Gold Corporation’s agreement with Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto PLC, to purchase its 40% interest in the Cortez Joint Venture in Nevada (incorporated by reference to Exhibit 99.1 to Barrick Gold Corporation’s Form 6-K (Commission File No. 1-9059) furnished to the Commission on March 4, 2008).

4.6	The material change report of Barrick Gold Corporation dated April 2, 2008 regarding Barrick Gold Corporation’s Chief Executive Officer taking a leave of absence (incorporated by reference to Exhibit 99.1 to Barrick Gold Corporation’s Form 6-K (Commission File No. 1-9059) furnished to the Commission on April 2, 2008).

5.1	Consent of PricewaterhouseCoopers LLP.

5.2	Consent of Davies Ward Phillips & Vineberg LLP.

6.1	Powers of Attorney (included on the signature pages of this Registration Statement on Form F-9).

7.1	Form of Indenture.

7.2	Statement of Eligibility of the Trustee on Form T-1.

Exhibits to Form F-3

Exhibit No.
1.1±	Form of Underwriting Agreement.

4.1	Form of Indenture (included as Exhibit 7.1 of Exhibits to Form F-9).

4.2	Form of Security (included as Exhibit A to Exhibit 4.1 of Exhibits to Form F-3).

5.3	Opinion and consent of Shearman & Sterling LLP.

23.1	Consent of Shearman & Sterling LLP (included in Exhibit 5.3 of Exhibits to Form F-3).

23.2	Consent of PricewaterhouseCoopers LLP (included as Exhibit 5.1 of Exhibits to Form F-9).

23.3	Consent of Davies Ward Phillips & Vineberg LLP (included as Exhibit 5.2 of Exhibits to Form F-9).

24.1	Powers of Attorney (included on the signature pages to this Registration Statement on Form F-3).

25.1	Form T-1 Statement of Eligibility of Trustee.

25.2	Form T-1 Statement of Eligibility of Trustee.

±	To be filed as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.